As filed with the Securities and Exchange Commission on December 15, 2010
Registration Statement No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
T3 MOTION, INC.
(Name of Issuer in Its Charter)

Delaware	3690	20-4987549
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626
(714) 619-3600
(Address and telephone number of principal executive offices and principal place of business)
Ki Nam,
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626
(714) 619-3600
(Name, address and telephone number of Agent for Service)
Copy to:

Kevin K. Leung, Esq.	Joseph Smith
Ryan S. Hong, Esq.	Robert Charron
LKP Global Law, LLP	Weiinstein Smith LLP
1901 Avenue of the Stars, Suite 480	420 Lexington Avenue, Suite 2620
Los Angeles, California 90067	New York, NY 10170
Tel (424) 239-1890	Tel: (212-616-3007
Fax (424) 239-1882	Fax: 212-401-4741
     Approximate date of proposed sale to the public: As soon as practical after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered (1)	Registered	Price per Share(2)	Offering Price	Fee
Units, each consisting of one share of Common Stock, $0.001 par value, and one Class H Warrant and one Class I Warrant (3)(4)		$0.00	$6,000,000	$427.00
Shares of Common Stock included as part of the Units (4)		$0.00
Class H Warrants included as part of the Units (4)		$0.00
Class I Warrants included as part of the Units (4)		$0.00
Shares of Common Stock underlying the Class H Warrants included in the Units (5)		$0.00
Shares of Common Stock underlying the Class I Warrants included in the Units (5)		$0.00
Representatives Unit Purchase Option		$0.00
Units underlying the Representative’s Unit Purchase Option (“Underwriters’ Units”)(5)		$0.00
Shares of Common Stock included as part of the Underwriters’ Units (5)		$0.00
Class H Warrants included as part of the Underwriters’ Units (5)		$0.00
Shares of Common Stock underlying the Class H Warrants included in the Underwriters’ Units (5)		$0.00
Class I Warrants included as part of the Underwriters’ Units (5)
Shares of Common Stock underlying the Class I Warrants included in the Underwriters’ Units (5)

(1)	The securities noted in rows 1 through 6 will be offered pursuant to our proposed unit offering.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	No registration fee required pursuant to Rule 457(g) under the Securities Act.

(4)	Includes [__________] shares which may be issued pursuant to the exercise of a 45-day option granted by the registrant to the underwriter to cover over-allotments, if any.

(5)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover the additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(6)	Based on $XXX per share, the average of the bid and asked price for the Common Stock reported by the OTC Bulletin Board as of DecemberXX, 2010.

(7)	No separate registration fee required pursuant to Rule 457(g) under the Securities Act of 1933.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THIS INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED _____________, 2010
PRELIMINARY PROSPECTUS
T3 Motion, Inc.
_________ Units
     We are offering [          ] units of our securities, each unit consisting of one share of our common stock, one Class H warrant and one Class I warrant. Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $ , and will expire on _______ [NINE MONTH ANNIVERSARY OF THE PROSPECTUS]. The Class H warrants cannot be exercised until three months after issuance. Each Class I warrant entitles the holder to purchase one share of our common stock at a price of $ , and will expire on [FIVE-YEAR ANNIVERSARY OF THE PROSPECTUS]. The Class I warrants cannot be exercised until three months after issuance.
     The initial public offering price for the units offered hereby is estimated to be between $___ and $____ per unit. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will effect a [_]-for-1 reverse stock split which will change the price of our common stock to approximately $ a share. The aggregate price of the units offered hereby, assuming a mid point price, excluding units that may be sold on exercise of the underwriters’ over-allotment option, is $__________.
     We have granted a 45-day option to the underwriters, to purchase up to 15.0% additional units solely to cover over-allotments, if any (over and above the __________ units referred to above). The units issuable upon exercise of the underwriters’ option are identical to those offered by this prospectus. The underwriters’ option and the units underlying the underwriter option have been registered under the registration statement of which this prospectus forms a part. We have also agreed to sell a unit purchase option to the underwriters as additional compensation to purchase up to 5% of the units offered to the public (excluding over allotment option) at 110% of the public offering price per unit.
     The shares of common stock and warrants will trade only as a part of a unit for three months following the closing of this offering unless separate trading is authorized earlier by the representative of the underwriters, whereupon we will issue a press release announcing that separate trading will begin. We may redeem the Class H warrants at our sole election, in whole and not in part, if, and only if, the reported last sale price of the common stock equals or exceeds $____ per share for any __ consecutive trading days within a ___ trading day period ending on the third business day prior to the _-day notice of redemption to warrant holders at a price of $0.01 per warrant, but only after the Class H Warrants have been separated from the units. The Class I warrants are not redeemable.
     Our common stock is quoted on the OTCBB under the symbol “TMMM.” The last sale price of our common stock on December 1, 2010 was $0.50 per share. We have applied to have the common stock, units, H warrants and I warrants listed on the [NYSE AMEX Markets] (“AMEX”) under the symbols “____”,“____”,“____”, and “______” on or promptly after the date of this prospectus.
     Our common stock and warrants are more fully described in the section of this prospectus titled “Description of Securities.”
     There is presently no public market for our units or Class H and Class I warrants, and we do not expect there to be any active market for any of such securities.
     Certain of our existing stockholders, including each of our directors and officers and each holder of more than 5% of the outstanding shares of our common stock, have entered into customary Lock-up Agreements in favor of the representative of the underwriters pursuant to which such parties have agreed not to sell any shares of our common stock for [6][12] months after the primary offering is completed.
     We will bear the expenses of registration and all selling and other expenses, including all underwriting discounts or commissions, incurred in connection with this offering,.
     These are speculative securities. INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING AT PAGE 7.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

		Underwriting Discounts	Proceeds to T3 Motion,
	Price to Public	and Commissions (1)	Inc.

Per Unit
Total

(1)	This amount does not include a non-accountable expense allowance in the amount of 2.5% of the gross proceeds, or $ ($ per unit) payable to the underwriters.
     Delivery of the units will be made on or about      ,2011. We have granted the underwriters a 45-day option to purchase up to XXX additional units solely to cover over-allotments, if any.
          In connection with this offering, we have also agreed to sell to the underwriters an option to purchase up to 5.0% of the units sold for $XX. If the underwriters exercise this option, each unit may be purchased for $XX per unit (110.0% of the price of the units sold in the offering).
     The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus carefully.
CHARDAN CAPITAL MARKETS, LLC
The date of this prospectus is      , 2011

     You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. This prospectus may be used only where it is legal to sell these securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus. The information contained in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY
     This following summary highlights selected information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes. In this prospectus, we refer to T3 Motion, Inc. as “T3 Motion,” “our company,” “we,” “us” and “our.” In addition, “T3,” and “T3 Motion” are trademarks of T3 Motion. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.
Our Company
     T3 Motion, Inc. (“T3 Motion”) designs, manufactures and markets personal mobility vehicles powered by electric motors.
     T3 Motion’s initial product is the T3 Series, a electric stand-up vehicle (“ESV”) designed specifically for public and private security personnel that is powered by a quiet zero-gas emission electric motor. After three years of development, we delivered to market the first T3 Series vehicles in early 2007. T3 Motion plans to introduce a series of product variants based on the initial T3 Series vehicle and the modularity of the sub-systems we have created.
     The T3 Series vehicle design has been highly recognized for professional-based applications. Its iconic look has garnered international acclaim such as the Innovation Award for Best Vehicle at the 2007 International Association of Chiefs of Police (IACP) Convention. The T3 Series has been featured on local, national and international television and print media being deployed by professionals from law enforcement and private security demonstrating the command presence coupled with the vehicle’s approachability by the public.
     We were incorporated in the State of Delaware on March 16, 2006. We are headquartered in Costa Mesa, California. We have sales distributors in South Korea, Turkey, France, Belgium, Australia, New Zealand, Israel, Lebanon, South Africa, the Middle East and the People’s Republic of China.
Our Market and Industry Overview
     Personal transportation in the United States has become a necessity with law enforcement and government agencies, university campuses, airports, shopping malls, events/promotions, military/government and industrial areas. Similar needs exist in the Middle East, Europe, Asia and Latin America.
     In the U.S., the increase in homeland security spending since 9/11 has been substantial. The Department of Homeland Security Grant Program was scheduled to award $1.7 billion to municipalities for equipment acquisition and emergency preparedness in 2009. We have an opportunity to capture a portion of this market created by police department purchases of police cars, associated upgrades, bicycles and other security equipment purchased with funds from the U.S. Department of Homeland Security (DHS).
     Adding to the substantial market for security in the post-9/11 world, increasing awareness of global warming is creating a rapidly growing market for clean technologies. As a zero-gas emissions electric vehicle, the T3 Series is positioned to take advantage of this trend.
Our Products and Services
T3 Series ESV
     The T3 Series is a three-wheel, front wheel drive, stand-up, electric personal mobility vehicle with a zero-gas emission electric motor. The T3 Series has hydraulic disk brakes on both rear wheels that are matched with 17-inch low profile motorcycle tires for long tread wear and demanding performance. The vehicle is equipped with an LCD control panel display and utilizes high intensity LED lighting for its vertically adjustable headlights and taillights. It also features emergency lights, as well as a siren on the law enforcement model. The T3 Series enables the operator to respond rapidly to calls with low physical exertion. The elevated riding platform allows 360 degrees visibility while the ergonomic riding position reduces fatigue. The T3 Series zero degree turning radius makes it highly maneuverable. The T3 Series comes standard with a lockable storage compartment for equipment and supplies. An image of the T3 Series vehicle is shown below:
Power Modules
     The T3 Series has replaceable power modules that allow continuous vehicle operation without recharging downtime. T3 Series offers a variety of battery technology options in its power modules. The power modules and charger can be sold separately from the vehicle to serve as replacement parts.
Accessories
          Each T3 Series now features a reversible rear tires which enables customers to determine whether to set up their T3 Series in a wide stance (36” wide) or a narrow stance (32” wide), depending on their needs.
          An optional Side-mount External Storage Pack allows the operator to carry additional items on the vehicle. An optional Front-mount External Storage Case enables the T3 Series to distribute parcels, documents, and cargo in indoor and outdoor narrow space environments.
          An optional Sun Shade provides the operator protection from elements like the sun or rain.
          An optional front and rear turn indicator system is available for international deployments and domestic up-fitting opportunities.
          An optional on-board video camera system and digital video recorder is available for patrol tracking and incident response data.
          Available accessories include an external shotgun mount, a fitted vehicle cover, a parcel delivery trailer, and a multi-function trailer option.
          Additional accessories are currently being designed and field tested.
     We leveraged the modularity of the T3 Series system to enter the international market with the T3i Series, a scaled down version of the professional T3 Series. The T3i Series features integrated LED headlights, brakelights, running lights, and emergency lights. The speed range is 12 km/h to 25 km/h with a 175 kg cargo capacity.

Camera System
     We are a certified re-seller of Immersive Media Corp.’s various security camera models. These camera systems offer the option of up to a 360 degree view of the areas patrolled. They also offer the option of global positioning systems (“GPS”) positioning, real-time surveillance or DVR recording options.
     Data License
     Through our data license agreement with Immersive Media Corp., we can offer the ability to map with the option of GPS coordinating, any area, building or complex using the Immersive Camera System. This data can be used as follows:
•	EMS/Disaster Planning — The ability to provide an interactive map for emergency medical services (“EMS”) use to understand and secure the area that has been breached.

•	Local Security — The ability to have an interactive map of all areas patrolled (including secure areas) for internal training and security.

•	Advertising — The data can be used to provide interactive tours of any area along with the ability to place or sell advertising in the mapped areas.
CT Series
     The CT Series Micro Car (L.S.V./N.E.V.), is a four-wheel electric car. Using the market penetration driven by the successful introduction of the T3 Series professional mobility vehicles, we plan to use existing and developed sales channels in the law enforcement, security, government, and military sectors. We are re-designing, branding, marketing and distributing the CT Series to increase market share, to create additional lines of products and expand overall brand awareness through our exclusive distribution agreement with manufacturing partner CT&T. The distribution agreement, dated November 24, 2008, gives us the exclusive territories of North America for all law enforcement, government and military markets and the exclusive markets of all U.S. government, law enforcement and security markets. The distribution agreement has a three-year term with automatic one-year renewals unless 90 days written notice is given prior to the end of any term. An image of the CT Series vehicle is shown below:

GT3
The GT3 commuter vehicle is the newest product in development. The GT3 commuter vehicle is a front-wheel drive, three-wheeled electric vehicle targeted for general consumer personal transportation applications. The GT3 commuter vehicle is expected to be released for the market in 2011.
Future Products
     We plan to introduce a series of product variants based on the initial T3 Series and CT Series vehicles and the modularity of the sub-systems we have created. While both the initial T3 Series and the CT Series vehicles are targeted at law enforcement, security and enterprise markets, we intend to expand our base of T3 Series and CT Series vehicle variants by utilizing the modularity of the sub-systems to configure vehicles for specific market uses such as delivery services, personnel transport and personal mobility. As with all new development and products, we cannot guarantee that the products will make it to market and if they are released to market, whether they will be successful.
     The GT3 commuter vehicle is the newest product in development. The GT3 commuter vehicle is a front-wheel drive, three-wheeled electric vehicle targeted for general consumer personal transportation applications. The GT3 commuter vehicle is expected to be released for the market in 2011.
     We also plan to leverage the modularity of the T3 Series system to enter the international market with the T3i Series, a scaled down version of the professional T3 Series.
Our Growth Strategies
     The core value of our brand and mission is to become the leader in enabling efficient, clean personal, professional mobility electric stand-up vehicles and to continue providing products that are economical, functional, safe, dependable and meet the needs of the professional end user. Our management team has extensive experience in product design, development, innovation, operations, sales and marketing to execute the following growth strategies:
          •Increase our presence in law enforcement. We intend to continue to build on its reputation as the ESV of choice by aggressively marketing towards the law enforcement community through trade shows and direct and indirect sales. We have identified the key accounts within our core market segments of law enforcement, government and security/private industry that will achieve our primary sales goals and objectives, including driving key regional market penetration, product recognition and brand presence.
          •Capitalize on broader security opportunities, such as airports and universities. Our success in the law enforcement market has had a viral effect and led to significant inbound demand for the T3 Series from other security markets, which hold equal, if not greater, potential. These markets include airports, events/promotions, government/military, shopping malls and university campuses.
          •Expand the T3 Series product line to address broader enterprise markets. We intend to leverage the modularity of our sub-systems to configure additional vehicles that address the needs of the broader enterprise markets. These needs include delivery services, personnel transportation and personal mobility.
          •Leverage brand into the consumer market. As we extend our increasing position in the law enforcement and security markets and continue to develop our brand name and reputation, we intend to leverage our strong brand to enter the consumer market for personal transportation. We have a robust product roadmap of consumer-focused vehicles that will utilize the same low-cost, high-quality component sourcing and sub-assembly.
          In order to meet our growth objectives, we are taking the following measures:
• Building a strong brand in our strategic market. Since 2007, we have successfully built strong brand awareness within our strategic market of law enforcement. As a result, we sold and shipped over 1,600 vehicles and have garnered interest from numerous customers for larger orders. Our brand strength and value is evidenced by increasing numbers of repeat orders by law enforcement customers and the large volume orders from new customers. Our success has led to interest from new emerging markets such as emergency medical services, the correctional industry, utility/maintenance applications and high-profile/high-visibility national security accounts. By following our strategy, management believes we will see continued success in both our core strategic market (nationally and internationally) and emerging markets.
• Grow our partnering relationships with key security companies. Currently, we have built relationships with national private security providers. In order to see continued success, we have marketed the T3 Series as an integrated security solution. This internal sales strategy has positioned our T3 Series as a premier solution due to its economical and environmentally-friendly benefits. In particular, it has led to additional trials of our T3 Series products with customers of these security providers. This strategy has lead to additional market penetration within the markets for property management, entertainment/sporting venues, retail department store chains and high-profile venues.
• Expand our distributors and manufacturing representatives nationwide. We have structured our distributors and manufacturing representatives’ base into five geographic regions within the United States. Our sales force has a comprehensive qualification process that identified the top performing representative firms. Subsequently, we have put under contract the leading representative companies and distribution companies nationwide.
• Expand our marketing and sales efforts globally. We have positioned global sales offices and distributors in eight geographic locations (US, Korea, China, Middle East, Australia, South America, South Africa and Europe). Included in our global expansion plans, we are developing service solutions for each geographic region to maintain our level of customer service.

• Expand our products. We intend to continue adding custom and standard accessories to our T3 Series such as firearm/rifle mounts, trailer, license plate identification system, vehicle camera, helmets, clothing, first aid kits, emergency response kits, mirrors, lighting, etc.
• Leveraging T3 Brand. We plan to continue leveraging the strength of our brand and distribution channels to increase revenue opportunities and offer related products such as license plate recognition, global position tracking (commonly known as “GPS”), asset tracking, defibrillators, ballistic shields, tires, trailers and other related products.
• Increase our presence in high profile venues. Our product has been present in some high profile venues such as the 201 G20 summit meetings, 2010 Tour de France, 2008 and 2007 Super Bowl, the 2008 Daytona 500 and the 2008 and 2009 NBA Finals. We plan to continue to target high profile venues in order to increase our brand awareness.
• Increase residual income on current customer base. We will offer additional services and products to our growing customer base such as extended warranties and service contracts for our products after warranty periods have expired.
• Service. During 2009, we rolled out our third party service program, whereby our customers were able to take their vehicles to any of the authorized service locations for warranty and non-warranty service. The program provides an efficient and cost effective way for customers to keep their vehicles running in their optimum condition.
Risks Related to Our Company
     Investing in our company entails a high degree of risk, including those summarized below and those more fully described in the “Risk Factors” section beginning on page XX of this prospectus. You should consider carefully such risks before deciding to invest in shares of our common stock.
•	Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations;

•	As a recently formed corporation, we have had very limited operations to date and expect to incur losses in the near future. We may require additional financing to sustain our operations and without it, we may not be able to continue our operations;

•	If we are unable to continue as a going concern, our securities will have little or no value.

•	Our markets are highly competitive, and if we are unable to compete effectively, we will be adversely affected;

•	Our failure to further refine our technology and develop and introduce new personal mobility products could render our products uncompetitive or obsolete and reduce our sales and market share;

•	The products we sell are inherently risky and could give rise to product liability, product warranty claims, and other loss contingencies; and

•	Our success is heavily dependent on protecting our intellectual property rights and successful branding of our name and product.
Corporate Information
     Our corporate offices are located at 2990 Airway Avenue, Suite A, Costa Mesa, California 92626 and our telephone number is (714) 619-3600. Our website is www.T3motion.com. You should not consider the information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Summary Financial Information
     The selected consolidated financial data set forth below at December 31, 2009, 2008 and 2007, and for the years ended December 31, 2009, 2008 and 2007, is derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data at September 30, 2010, and for the three and nine months ended September 30, 2010 and 2009, is derived from unaudited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with those consolidated financial statements, the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of the results that may be expected for any future period. The summary financial information is not intended to replace our consolidated financial statements and accompanying notes thereto.
Statement of Operations Data:

	Three Months Ended		Nine Months Ended		Years Ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2010	2009	2010	2009	2009	2008	2007
Net
Revenues	$1,047,573	$1,165,859	$3,625,531	$3,408,826	$4,644,022	$7,589,265	$1,822,269

Gross profit (loss)	131,651	(59,129)	360,336	(538,176)	(344,096)	(1,703,611)	(2,106,256)
Operating expenses	1,566,107	1,970,370	5,105,815	5,906,571	8,449,934	9,917,111	6,422,705
Loss from operations	(1,434,456)	(2,029,499)	(4,745,479)	(6,444,747)	(8,794,030)	(11,620,722)	(8,528,961)

Net loss	$(1,262,311)	$(2,269,825)	$(4,390,237)	$(3,641,121)	$(6,698,893)	$(12,297,797)	$(8,577,232)

Balance Sheet Data:

	September 30,		December 31,
	2010	2010	2009	2008	2007
		Proforma
	Actual	(1)
Total Assets	$3,809,495		$6,059,321	$7,904,188	$7,628,226
Total Liabilities	$16,561,124		$15,703,734	$7,188,313	$3,936,979
Total Stockholders’ equity (deficit)	$(12,751,629)		$(9,644,413)	$715,875	$3,691,247

(1)	The Company anticipates a majority of preferred share holders will convert into common stock upon the closing of this offering. As some of such holders have an anti-dilution provision which will be triggered by this offering, such share amount and price cannot be determined yet.
 Going Concern and Cash Requirements
     The Company’s consolidated financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has sustained operating losses since its inception (March 16, 2006) and has used substantial amounts of working capital in its operations. Management has been and is continuing to implement its cost reduction strategy for material, production and service costs. Until management achieves its cost reduction strategy, is able to generate sales to realize the benefits of the strategy over the next year and sufficiently increase cash flow from operations, the Company will require additional capital to meet its working capital requirements, debt service, research and development, capital requirements and compliance requirements. Further, at September 30, 2010, the Company has an accumulated deficit of $40,414,711, a working capital deficit of $14,324,467 and a cash balance of $40,966. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
     Management believes that its current sources of funds and current liquid assets will allow the Company to continue as a going concern through at least December 31, 2010. At September 30, 2010, the Company had a cash balance of $40,966. During 2010, the Company has obtained equity financing from third parties of approximately $1,155,000, has received advances from shareholders of $1,810,000 and refinanced the outstanding balance of $1.0 million related to the note to Immersive Media Corporation (“Immersive”). The board of directors has allowed for Ki Nam, the Company’s CEO and chairman of the board to loan the company up to $2.0 million and an additional shareholder to loan the Company up to $1.0 million. The Company plans to raise additional debt to finance future activities. In light of these plans, management is confident in the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

THE OFFERING

Securities offered	_________ units, at $____ — $____ per unit, each unit consisting of:

· one share of our common stock one Class H warrant and one Class I warrant.

· Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $ , and will expire on _______

. Each Class I warrant entitles the holder to purchase one share of our common stock at a price of $ , and will expire on _______

Common stock

Number of shares outstanding before this offering	__________ shares

Number of shares outstanding after this offering	__________ shares (without giving effect to exercise of the Class H and I warrants, or any of our other outstanding options, warrants or convertible notes)

Warrants

Number of new warrants outstanding after this offering	__________ Class H warrants _________ Class I warrants

Exercisability	Each Class H and Class I warrant is exercisable for one share of common stock.

Exercise price	Class H warrant — $____ per share Class I warrant — $____ per share

Exercise period	Class H warrants are exerciseable three months after the date of this prospectus. Class H warrants will expire on the 9-month anniversary of the date of this prospectus.

Class I warrants are exercisable three months after the date of this prospectus. Class I warrants will expire on the 5-year anniversary of the date of this prospectus.

Redemption	We may redeem the outstanding Class H warrants (including any warrants issued upon exercise of the purchase option to be granted to the representative of the underwriters):

in whole and not in part;

at a price of $0.01 at any time after the warrants become exercisable;

upon a minimum on 30 days’ prior written notice of redemption; and

if, and only if, the reported last sale price of the common stock equals or exceeds $____ per share for any 20 consecutive trading days within a 30 trading day period ending on the third business day prior to the 30-day notice of redemption to warrant holders.

Class I warrants are not redeemable.

Separation of the shares of common stock and warrants from the units	The shares of common stock and warrants will trade only as a part of a unit for 3 months following the closing of this offering unless separate trading is authorized earlier by the representative of the underwriters, whereupon we will issue a press release announcing that separate trading will begin.

Use of Proceeds	We anticipate that we will use the net proceeds of this offering for tooling costs, sales and marketing; research and development; production of our GT3 consumer car; debt repayment; and working capital and general corporate purposes.

OTC Bulletin Board symbol for our Common Stock	TMMM.OB

Proposed NASDAQ symbol for our Common Stock

Lock Up Agreements	All of our officers, directors and 5% stockholders; and other investors from our private financings prior to this offering, have agreed that, for a period of [12 and 6 months] they will be subject to a Lock-Up agreement as described. See “Lock-Up” beginning on page [__].

Risk Factors	The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page [__].

RISK FACTORS
     You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.
Risks Related to Our Company and Our Industry
Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
     We have a limited operating history. We developed our first personal mobility product in late 2006. Our limited operating history and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in our securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.
     The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the commencement of operations and the competitive environment in which we intend to operate. Our ability to implement our business plan remains unproven and no assurance can be given that we will ever generate sufficient revenues to sustain our business or make a profit.
As a recently formed corporation, we have had very limited operations to date and expect to incur losses in the near future. We may require additional financing to sustain our operations and without it we may not be able to continue our operations.
     We are a newly formed corporation and, as such, we have little revenue and anticipate that we will continue to incur losses and negative cash flow for the foreseeable future. Since we recently commenced operations, we may not foresee all developments and problems that may occur and the amount of time and capital required to become profitable and cash flow positive. We may need additional funds to continue our operations, and such additional funds may not be available when required, or that such funding, if available, will be obtained on terms favorable to or affordable by us.
     To date, we have financed our operations primarily through equity and debt financing. Our ability to arrange future financing from third parties will depend upon our perceived performance and market conditions. Our inability to raise additional working capital at all or to raise it in a timely manner would negatively impact our ability to fund our operations, to generate revenues and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately forcing us to go out of business. Should this occur, the value of our common stock could be adversely affected.
If we are unable to continue as a going concern, our securities will have little or no value.
     Our independent registered public accounting firm has noted in its report concerning our consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 that we have incurred significant operating losses and had negative cash flows from operations since inception, and at December 31, 2009 had a working capital deficit of $11.0 million an accumulated deficit of approximately $33.1 million. These factors raise substantial doubt about our ability to continue as a going concern.
     We have incurred losses from operations of $4.7 million for the nine months ended September 30, 2010 and have an accumulated deficit of $40,4 million as of September 30, 2010.

     As of September 30, 2010, we had $40,966 in cash on hand to use for working capital, regulatory filing requirements, research and development and capital requirements. As a public reporting company, we will incur legal, accounting and other costs associated with being a public company. For the nine months ended September 30, 2010, we used $3.9 million in cash for operating activities. We continue to use cash in excess of operating requirements; however, management has been and is continuing to implement its cost reduction strategy for material, production and service costs. Until management achieves its cost reduction strategy and is able to generate sales to realize the benefits of the strategy, over the next year and significantly increase cash flow from operations, the Company will require additional capital to meet its working capital requirements, debt service, research and development, capital requirements and compliance requirements. We will continue to raise additional equity and/or financing to meet our working capital requirements, including the use of the proceeds from this offering. Management believes that the achievement of our cost reduction strategy and sales strategy, will allow us to meet our working capital requirements with our cash inflows from operations. However, we cannot guarantee that we will be able to meet operating cash requirements with operating cash inflows.
     Management believes that its current sources of funds and current liquid assets will allow us to continue as a going concern through at least December 30, 2010. We will raise additional debt and/or equity capital to finance future activities through 2010 and 2011. In light of these plans, management is confident in our ability to continue as a going concern. Despite management’s confidence, our significant recurring losses to date raise substantial doubt as to our ability to continue as a going concern. We cannot assure you that we will achieve operating profits in the future. If we fail as a going concern, our shares of common stock will hold little or no value.
Adverse conditions in the global economy and disruption in financial markets could impair our revenues.
     As widely reported, financial markets in the United States, Europe, the Middle East, Latin America and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. These conditions have already impaired our ability to access credit markets and finance operations. There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. We are impacted by these economic developments, both domestically and globally, in that the current tightening of credit in financial markets adversely affects the ability of our customers and suppliers to obtain financing for significant purchases and operations, and could result in a decrease in orders for our products and services. These economic conditions may negatively impact us as some of our customers defer purchasing decisions, thereby lengthening our sales cycles. In addition, certain of our customer’s budgets may be constrained and they may be unable to purchase our products at the same level. Our customer’s ability to pay for our products and services may also be impaired, which may lead to an increase in our allowance for doubtful accounts and write-offs of accounts receivable. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries. Should these economic conditions result in us not meeting our revenue objectives, our operating results and financial condition could be adversely affected.
Our markets are highly competitive, and if we are unable to compete effectively, we will be adversely affected.
     The industries in which we operate include competitors who are larger, better financed and better known than we are and may compete more effectively than we can. In order to stay competitive in our industry, we must keep pace with changing technologies and customer preferences. If we are unable to differentiate our products from those of our competitors, our revenues may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can.
     Our failure to further refine our technology and develop and introduce new personal mobility products could render our products uncompetitive or obsolete, and reduce our sales and market share.
     The personal mobility industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. We will need to invest significant financial resources in research and development to keep pace with technological advances in the personal mobility industry, evolving industry standards and changing customer requirements. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. A variety of competing personal mobility technologies that other companies may develop could prove to be more cost-effective and have better performance than our products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Our failure to further refine our technology and develop and introduce new personal mobility products could render our products uncompetitive or obsolete, and result in a decline in our market share and revenue.
We face risks associated with the marketing, distribution and sale of our personal mobility products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
     We have expanded our marketing, distribution, and sales efforts to the European, Asian, and Middle Eastern markets. This exposes us to a number of risks, including:
•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and
Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.
     Our future success depends substantially on the continued services of our executive officers, especially Ki Nam, our Chief Executive Officer and the Chairman of our Board of Directors. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers.
The products we sell may be used in high risk situations and could give rise to product liability, product warranty claims and other loss contingencies, which could adversely affect our business and financial results.
     The products that we manufacture are typically used in situations that may involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury. Given this potential risk of injury, proper maintenance of our products is critical.
     While our products are rigorously tested for quality, our products nevertheless may fail to meet customer expectations from time-to-time. Also, not all defects are immediately detectible. Failures could result from faulty design or problems in manufacturing. In either case, we could incur significant costs to repair and/or replace defective products under warranty. Customers may sue us if any of our products sold to them injure the user. Liability claims could require us to spend significant time and money in litigation and pay significant damages. As a result, any of these claims, whether or not valid or successfully prosecuted, could have a substantial, adverse effect on our business and financial results. In addition, although we currently have product liability insurance, the amount of damages awarded against us in such a lawsuit may exceed the policy limits of such insurance. Further, in some cases, product redesigns and/or rework may be required to correct a defect and such occurrences could adversely impact future business with affected customers. Our business, financial condition, results of operations and liquidity could be materially and adversely affected by any unexpected significant warranty costs.

     Our prospects for sales growth and profitability will be adversely affected if we have product replacement issues, or if we otherwise fail to maintain product quality and product performance at an acceptable cost.
     We will be able to expand our net sales and to achieve, sustain and enhance profitable operations only if we succeed in maintaining the quality and performance of our products. If we should not be able to produce high-quality products at standard manufacturing rates and yields, unit costs may be higher. In recent periods, we have occasionally had to replace components of existing products. For instance we are voluntarily replacing external chargers due to the fact that the chargers could fail over time. This may adversely affect our reputation with potential customers. We have increased our warranty reserve accordingly. Because the establishment of reserves is an inherently uncertain process involving estimates of the number of future claims and the cost to settle claims, our ultimate losses may exceed our warranty reserve. Future increases to the warranty reserve would have an adverse effect on our profitability in the periods in which we make such increases. Additional product replacement issues could materially affect our business as it could increase cost of sales as a result of increased warranty service costs, reduce customer confidence on our products, reduce sales revenue, or increase product liability claims.
The failure to achieve acceptable manufacturing yields could adversely affect our business.
     We may have difficulty achieving acceptable yields in the manufacture of our products which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. Yields below our target levels can negatively impact our gross profit.
From time to time we engage in related party transactions. There are no assurances that these transactions are fair to our company.
     From time to time we enter into transactions with related parties which include the purchase from or sale to of products and services from related parties, and advancing these related parties significant sums as prepayments for future goods or services and working capital requirements, among other transactions, including advances from related parties. We have in place policies and procedures which require the pre-approval of loans between these related parties. Notwithstanding these policies, we cannot assure you that in every instance the terms of the transactions with these various related parties are on terms as fair as we might receive from or extend to third parties. In addition, related party transactions in general have a higher potential for conflicts of interest than third-party transactions, could result in significant losses to our company and may impair investor confidence, which could adversely affect our business and our stock price.
We are dependent on a few single sourced third party manufacturers. Any interruption in our relationships with these parties may adversely affect our business.
     Most components used in our products are purchased from outside sources. Certain components are purchased from single sourced suppliers. These single source suppliers provide components used on our products and include domestic suppliers such as American Made, Performance Composites, Imperial Electric and Santa Fe Mold. These suppliers provide the frame, fiberglass body, electric motor, and various small plastic parts, respectively. The failure of any such supplier to meet its commitment on schedule could have a material adverse effect on our business, operating results and financial condition. If a sole-source supplier were to go out of business or otherwise become unable to meet its supply commitments, the process of locating and qualifying alternate sources could require up to several months, during which time our production could be delayed. Such delays could have a material adverse effect on our business, operating results and financial condition.
     Our dependence on third party suppliers for key components of our devices could delay shipment of our products and reduce our sales.
     We depend on certain domestic and foreign suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components or subassemblies and reduced control over pricing and timing of delivery of components and sub-assemblies. Specifically, we depend on suppliers of batteries and battery components and other miscellaneous customer parts for our products. We also do not have long-term agreements with any of our suppliers and there is no guarantee that supply will not be interrupted. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition.
Many of our customers have fluctuating budgets, which may cause substantial fluctuations in our results of operations.
     Customers for our products include, and may include in the future, federal, state, municipal, foreign and military, law enforcement and other governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for these customers. Many domestic and foreign government agencies have in the past experienced budget deficits that have led to decreased spending in defense, law enforcement and other military and security areas. Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending. A reduction of funding for federal, state, municipal, foreign and other governmental agencies could have a material adverse effect on sales of our products and our business, financial condition, results of operations and liquidity.
Our resources may be insufficient to manage the demands imposed by our growth.
     We have rapidly expanded our operations, and this growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base and the geographic markets served can be expected to continue to place a significant strain on our resources. In addition, we cannot easily identify and hire personnel qualified both in the provision and marketing of our products. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel, and our ability to implement successful enhancements to our management, marketing and sales team and technology personnel.
Decreased demand for electric vehicles could cause our products to become obsolete or lose popularity.
     The electric vehicle industry is in its infancy and has experienced substantial change in the last few years. To date, demand for and interest in electric vehicles has grown. However, continued growth in the electric vehicle industry depends on many factors, including:
•	continued development of product technology;

•	the environmental consciousness of customers;

•	the ability of electric vehicles to successfully compete with vehicles powered by internal combustion engines;

•	widespread electricity shortages and the resultant increase in electricity prices, especially in our primary market, California, which could derail our past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline; and

•	whether future regulation and legislation requiring increased use of nonpolluting vehicles is enacted.
     We cannot assure you that growth in the electric vehicle industry will continue. Our business of providing personal mobility vehicles powered by electric motors may suffer if the electric vehicle industry does not grow or grows more slowly than it has in recent years or if we are unable to maintain the pace of industry demands.
The failure of certain key suppliers to provide us with components could have a severe and negative impact upon our business.

     We rely on a small group of suppliers to provide us with our custom design components for our products; some of these are located outside of the United States. If these suppliers become unwilling or unable to provide components, delays could be caused as there are a limited number of alternative suppliers who could provide them on demand. Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate could affect our ability to receive components from our suppliers in a timely manner. Further, it could be difficult to find replacement components if our current suppliers of custom parts fail to provide the parts needed for these products. A failure by these suppliers to provide the components could severely restrict our ability to manufacture our products and prevent us from fulfilling customer orders in a timely fashion.
Our success is dependent on protecting our intellectual property rights.
     We rely on a combination of patent, copyright, trademark and trade secret protections to protect our proprietary technology. Our success will, in part, depend on our ability to obtain trademarks and patents. We license one patent and hold three trademarks registered with the United States Patent and Trademark Office. We cannot assure you that these trademarks and patents will not be challenged, invalidated, or circumvented, or that the rights granted under those registrations will provide competitive advantages to us.
     We also rely on trade secrets and new technologies to maintain our competitive position, but we cannot be certain that others will not gain access to these trade secrets. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.
We may be exposed to liability for infringing intellectual property rights of other companies.
     Our success will, in part, depend on our ability to operate without infringing on the proprietary rights of others. Although we have conducted searches and are not aware of any patents and trademarks which our products or their use might infringe, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to the great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights, in a suit with another party.
Our officers and directors own a substantial portion of our outstanding common stock, which will enable them to influence many significant corporate actions and in certain circumstances may prevent a change in control that would otherwise be beneficial to our shareholders.
     Our directors and executive officers control at least 55.9% of our outstanding shares of stock that are entitled to vote on all corporate actions. In particular, our controlling stockholder, Chairman and Chief Executive Officer, Ki Nam, together with his children, owns 59.6% of the outstanding shares. Mr. Nam could have a substantial impact on matters requiring the vote of the shareholders, including the election of our directors and most of our corporate actions. This control could delay, defer, or prevent others from initiating a potential merger, takeover, or other change in our control, even if these actions would benefit our shareholders and us. This control could adversely affect the voting and other rights of our other shareholders and could depress the market price of our common stock.
     Risks Relating Ownership of Our Securities
If a public market for our common stock develops, we expect to experience volatility in the price of our common stock. This may result in substantial losses to investors if they are unable to sell their shares at or above their purchase price.
     If a significant public market for our common stock develops, we expect the market price of our common stock to fluctuate substantially for the indefinite future due to a number of factors, including:
•	our status as a company with a limited operating history and limited revenues to date, which may make risk-averse investors more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the shares of a seasoned issuer in the event of negative news or lack of progress;

•	announcements of technological innovations or new products by us or our competitors;

•	the timing and development of our products;

•	general and industry-specific economic conditions;

•	actual or anticipated fluctuations in our operating results;

•	our capital commitments; and

•	the loss of any of our key management personnel.
     In addition, the financial markets have experienced extreme price and volume fluctuations. The market prices of the securities of technology companies, particularly companies like ours without consistent revenues and earnings, have been highly volatile and may continue to be highly volatile in the future, some of which may be unrelated to the operating performance of particular companies. The sale or attempted sale of a large amount of common stock into the market may also have a significant impact on the trading price of our common stock. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our financial condition and results of operations.
We do not anticipate paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.
     We plan to use all of our earnings; to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.
Substantial future sales of our common stock in the public market may depress our stock price.
     As of September 30, 2010, 48,558,462 shares of common stock, 11,502,563 shares of preferred stock (which convert into 23,005,126 shares of common stock and warrants for the purchase of 13,751,369, 120,000 and 274,774 shares of common stock at an exercise price of $0.70, $1.54 and $1.65 per share, respectively, are outstanding.
     In addition, we intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register approximately 10,726,312 shares of our common stock underlying options granted or to be granted to our officers, directors, employees and consultants. These shares, if issued in accordance with these plans, will be eligible for immediate sale in the public market, subject to volume limitations. As of September 30, 2010, there were 7,086,812 options outstanding, of which 3,719,854 were vested.
     If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. The sale of a large number of shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.
We may raise additional capital through a securities offering that could dilute your ownership interest and voting rights.
     Our certificate of incorporation currently authorizes our board of directors to issue up to 150,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of September 30, 2010, after taking into consideration our outstanding common shares, including shares convertible from preferred stock to common stock, our board of directors will be entitled to issue up to 8,497,437 additional shares. The power of the board of directors to issue shares of common stock or warrants or options to purchase shares of our stock is generally not subject to shareholder approval.

     We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our board of directors will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock.
Our incorporation documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock, which may inhibit an attempt by our stockholders to change our direction or management.
     Our certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in control of our company. Some of these provisions:
•	authorize our board of directors to determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the preferred stock and to fix the number of shares constituting any series and the designation of such series without further action by our stockholders;

•	prohibit stockholders from calling special meetings;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of our stockholders.
     In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us, which may prevent or frustrate any attempt by our stockholders to change our management or the direction in which we are heading. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.
The Market For Our Stock Is Subject To Rules Relating To Low-Priced Stock (“Penny Stock”) Which May Limit Our Ability To Raise Capital.
     Our Common Stock is currently listed for trading in the FINRA OTC Bulletin Board Market and is subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Exchange Act. In general, the penny stock rules apply to non-NASDAQ or non-national stock exchange companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade “penny stock” on behalf of persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document, quote information, broker’s commission information and rights and remedies available to investors in penny stocks. Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules, and as a result, the number of broker-dealers willing to act as market makers in such securities is limited.
     Despite the fact that we intend for our common stock to be listed on the AMEX prior to or simultaneous with the completion the offering, we cannot assure you that our common stock may not still be deemed as “penny stock.” The “penny stock rules,” therefore, may have an adverse impact on the market for our Common Stock and may affect our ability to raise additional capital if we decide to do so.

Management will have substantial discretion over the use of the proceeds of this Offering and may not choose to use them effectively.
     We plan to use the proceeds from this Offering as set forth in the section entitled “Use of Proceeds.” Our management will have significant flexibility in applying the net proceeds of this Offering and may apply the proceeds in ways in which you do not agree. The failure of our management to apply these funds effectively could materially harm our business.
The market price for our Common Stock may be particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in our share price. The price at which you purchase the shares underlying the Units may not be indicative of the price of the Common Stock that will prevail in the trading market. You may be unable to sell your shares at or above your purchase price, which may result in substantial losses to you.
     In addition, the market price of our Common Stock could be subject to wide fluctuations in response to:
•	quarterly variations in our revenues and operating expenses;

•	announcements of new products or services by us;

•	fluctuations in interest rates;

•	significant sales of our Common Stock;

•	the operating and stock price performance of other companies that investors may deem comparable to us; and

•	news reports relating to trends in our markets or general economic conditions.
     The stock markets in general and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.
Following the effectiveness of our registration statement and listing of our securities on the NASDAQ, our shares of common stock may be thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
     We cannot predict the extent to which an active public market for its common stock will develop or be sustained. We intend to apply for listing on the NASDAQ, but cannot assure you that this listing or listing on any other exchange will ever occur. Even if our shares are listed on such exchange, we cannot assure that you will obtain sufficient liquidity in your holdings of our common stock.
     Our common shares are currently traded on the OTC Bulletin Board where they have historically been sporadically or “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent.
     This situation may be attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days, weeks or months when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained or not diminish.
Our operating results may fluctuate significantly, and these fluctuations may cause our Common Stock price to fall.
     Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:
•	market acceptance of our products and those of our competitors;

•	our ability to attract and retain key personnel;

•	development of new designs and technologies; and

•	our ability to manage our anticipated growth and expansion.
Shares eligible for future sale may adversely affect the market.
     From time to time after the registration statement has been declared effective, certain of our stockholders may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). There are no shares of our common stock held by non-affiliates that will become 144 eligible within three months after our registration statement has been declared effective.
     Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Any substantial sale of our Common Stock pursuant to Rule 144 or pursuant to any resale prospectus (including sales by investors of securities acquired in connection with this Offering) may have a material adverse effect on the market price of our Common Stock.
Certain prior investors who purchased our securities, consisting of convertible notes, preferred stock, common stock and warrants to purchase common stock, from December 2007 through March 2010, have anti-dilution rights with respect to their shares of our common stock (including shares underlying warrants). If future issuances of our common stock trigger these anti-dilution rights, holders of our common stock would have their investments diluted.
     Certain security holders who purchased our units consisting of shares of our preferred stock, common stock and warrants to purchase shares of our common stock have anti-dilution rights, and in particular, price-based anti-dilution rights. Except for certain exceptions such as issuances relating to employee stock option exercises, in the event that we sell common stock for less than $0.50 per share or issue securities convertible into or exercisable for common stock at a conversion price or exercise price less than $0.50 per share (a “Dilutive Issuance”), then we are required to issue a number of additional shares of common stock to each unit purchaser, without additional consideration. The number of additional shares to be issued will be equal to the product of the purchaser’s subscription amount multiplied by a fraction, the numerator of which is the number of shares of common stock sold and issued at the closing of such Dilutive Issuance plus the number of shares which the aggregate offering price of the total number of shares of common stock sold and issued at the closing of such Dilutive Issuance would purchase at $0.50 per share, and the denominator of which is the number of shares of common stock issued and outstanding on the date of such Dilutive Issuance plus the number of additional shares of common stock sold and issued at the closing of such Dilutive Issuance. In this case, other holders of our common stock would be diluted to a greater extent than they would be if the anti-dilution provision were not triggered. We anticipate that holders of the convertible note will convert such shares upon the close of this offering.
Holders of our 10% Bridge Financing have anti-dilution rights that are triggered by a disposition of our common stock at a price per share that is lower than the conversion price of such notes. These rights are not available to the holders of our common stock. If future issuances of our common stock trigger the anti-dilution rights, an investment in our common stock would be diluted to the extent such convertible notes are converted.
Holders of $3,500,000 in aggregate principal amount of our 10% Bridge Financing may convert the outstanding principal amount and accrued interest thereon into equity securities upon the closing of our next equity financing. Each “unit consists of one share of the Compny’s Series A Convertible Preferred Stock and a warrant to purchase one share of the common stock. As part of this offering, the Company anticipates that holders of the $3.5 million principal amount of convertible notes will convert such notes into an equivalent amount of shares . If all of our 10% Bridge Financing were converted into common stock at $0.50 per share, we would be required to issue an additional 7,000,000 shares. If, during the time that any of our 10% Bridge Financing are outstanding, we sell or grant any option to purchase (other than options issued to our employees, officers, directors and consultants), or sell or grant any right to reprice our securities, or otherwise dispose of or issue any common stock or common stock equivalents entitling any person to acquire shares of our common stock at a price per share that is lower than the conversion price of these notes (which, for purposes of this discussion will be designated as the “Base Conversion Price”), then the conversion price of the debentures will be reduced according to the following weighted average formula: the conversion price will be multiplied by a fraction the denominator of which will be the number of shares of common stock outstanding on the date of the issuance plus the number of additional shares of common stock offered for purchase and the numerator of which will be the number of shares of common stock outstanding on the date of such issuance plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the conversion price. A reduction in the conversion price resulting from the foregoing would allow the holders of our 10% Bridge Financing to receive more shares of preferred stock than they would otherwise be entitled to receive. In that case, other holders of our common stock would be diluted to a greater extent than they would be if no adjustment to the conversion price were required.
We are responsible for the indemnification of our officers and directors, which could result in substantial expenditures.
     Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.
You will incur immediate and substantial dilution in the net tangible book value of the units you purchase, which could adversely affect the market price of our common stock.
This offering will result in a significant immediate dilution in net tangible book value to new investors purchasing Units in this offering. Accordingly, the investors will bear a great deal of the financial risk associated with our business, while effective control will remain with the principal stockholders.
Cautionary Language Regarding
Forward-Looking Statements and Industry Data
This Prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. Important factors that may cause actual results to differ from projections include:
• Adverse economic conditions;

• Inability to raise sufficient additional capital to operate T3 Motion’s business;
• Unexpected costs and operating deficits, and lower than expected sales and revenues;
• Adverse results of any legal proceedings;
• Inability to enter into acceptable relationships with one or more contract manufacturers and suppliers for the Company’s key components and the failure of such contract manufacturers to produce components of an acceptable quality on a cost-effective basis;
• The volatility of T3 Motion’s operating results and financial condition;
• Inability to attract or retain qualified senior management personnel, including sales and marketing personnel; and
• Other specific risks that may be alluded to in this Prospectus.
All statements, other than statements of historical facts, included in this Prospectus regarding the Company’s growth strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements. When used in this Prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Prospectus. The Company undertakes no obligation to update any forward-looking statements or other information contained herein. Potential investors should not place undue reliance on these forward-looking statements. Although T3 Motion believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements in this Prospectus are reasonable, the Company cannot assure potential investors that these plans, intentions or expectations will be achieved. The Company discloses important factors that could cause the Company’s actual results to differ materially from its expectations under “Risk Factors” and elsewhere in this Prospectus. These cautionary statements qualify all forward-looking statements attributable to the Company or persons acting on its behalf.
     See “Risk Factors” for a more detailed discussion of uncertainties and risks that may have an impact on future results.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” contains forward-looking statements.
     Forward-looking statements include, but are not limited to, statements about:
     These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS
     We estimate that the net proceeds from the sale of the units by us in the offering (assuming no exercise of the Class H and Class I warrants or the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $XX million, assuming a public offering price of $XX per unit.
     We anticipate that we will use the net proceeds of this offering for:
•	Tooling costs for new products;

•	Execution of sales and marketing plan;

•	Research and development for new products;

•	Production of our GT3 consumer car;

•	Working capital requirements; and

•	Repayment of $1.0 million debt due on March 31, 2011 and repayment of a shareholder advance of $1.2 million, due on October 1, 2011
Other than the repayment of the March 31, 2011 Note, we have no definitive agreements or commitments with respect to any of the above activities. Our management may decide to change the use of the net proceeds from this offering if opportunities or needs arise. Such opportunities and needs could include payment of certain contractual obligations, the need to make increased capital or operating expenditures if we change our business plan, or payment of an unexpected liability. The actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitle “Risk Factors” appearing elsewhere in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.
DETERMINATION OF OFFERING PRICE
The offering price of our units being offered in the offering was determined by our management after consultation with our underwriters and was based upon consideration of various factors, our history and prospects, the background of our management and current conditions in the securities markets. The price of our units in the primary offering does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price of our units be regarded as an indicator of any future market price of our securities.

CAPITALIZATION
     The following table sets forth our capitalization as of September 30, 2010:
•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the sale of [ ] units in this offering at an assumed public offering price of $XX per unit, which is the midpoint of our expected offering range, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us and application of net proceeds.
     You should read this table together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.
As of September 30, 2010

			Pro-Forma
	Actual	Pro Forma (2) (3)	As Adjusted (1)
Cash and Cash equivalents	$40,966	$	$
Restricted Cash	10,000
Total	50,966

Notes Payable (2)	3,744,183

Series A Preferred stock, $0.001 par value, 20,000,000 shares authorized, 11,502,563 shares issued and outstanding. (3)	$11,503	$	$
Common stock, $0.001 par value, 150,000,000 shares authorized 48,558,462 shares issued and outstanding.	48,559	$	$
Additional paid-incapital	27,598,677	$	$
Accumulated deficit	(40,414,711)	$	$
Accumulated other comprehensive income	4,343	$	$
Total shareholder’s deficit	(12,751,629)	$	$

Total capitalization	$(9,007,446)	$	$

(1)	A $1.00 increase (decrease) in the assumed offering price of $XX per unit would increase (decrease) by approximately $XX million each of pro forma as adjusted paid-in capital, total stockholder’s equity and total capitalization, assuming that the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable to the underwriters and the estimated offering expenses payable by us.

(2)	As part of this offering the Company anticipates that holders of $3.5 million principal amount of convertible notes will convert such notes into equivalent amount of shares.

(3)	As part of this offering, the Company anticipates that a majority of the preferred shareholders will convert their holdings into common shares. These shares have anti-dilution provisions. The amount of common shares issued will be determinate on the pricing of this offering and therefore cannot be determined at the time of this filing.

DILUTION
     As of September 30, 2010, the Company had a net tangible book value of $XXXX or $(XX) per share of common stock. Net tangible book value represents the total tangible assets of the Company, less all liabilities, divided by the number of shares of common stock outstanding. Without taking into account any changes in such net tangible book value after September 30, 2010, other than to give effect to the sale by the Company of XX units of securities offered hereby, as well as the ____ shares underlying the underwriter representative’s common stock purchase option, the pro forma net tangible book value per share at September 30, 2010 would have been $__. This amount represents an immediate decrease in net tangible book value of $___ per share to the current shareholders of the Company and an immediate increase in net tangible book value of $___ per share to new investors purchasing shares in this offering as illustrated in the following table:

Public offering price per unit (1)	$
Net tangible book value per share before the offering (2)(3)	$
Decrease in net tangible book value per share to existing shareholders attributable to new investors (after deduction of the estimated underwriting discount and other offering expenses to be paid by Company)
$
Pro-forma net tangible book value per share after the offering	$
Increased value per share to new investors (determined by taking the adjusted net tangible book value after the offering and deducting the amount of cash paid by a new investor for a share of common stock)
$

(1)	We use an offering price of $XX per unit in order give the most dilutive effect to the transaction.

(2)	As part of this offering the Company anticipates that holders of the $3.5 million principal amount convertible notes will convert such notes into an equivalent amount of shares

(3)	As part of this offering, the Company anticipates that a majority of the preferred shareholders will convert their holdings into common shares. These shares have anti-dilution provisions. The amount of common shares issued will be determinate on the pricing of this offering and therefore cannot be determined at the time of this filing.
     The following table sets forth, on a pro forma basis as of September 30, 2010, the number of shares of common stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors, assuming in the case of new investors a public offering price of $XX per unit, before deductions of the underwriting and other offering expenses:

Total
			Consideration		Average
	Shares		Amount		Price
	Acquired	Percent	(in 000’s)	Percent	Per Share
Existing Shareholders
New Investors

Total
     The foregoing table does not include the impact of the exercise of the underwriter’s overallotment option.

PRICE RANGE OF COMMON STOCK
Market Information
     Our common stock has been listed on the OTCBB under the symbol “TMMM” since December 6, 2009. Prior to December 6, 2009, there was no public market for our common stock. The following table sets forth the range of high and low sales prices per share as reported on OTCBB for the periods indicated.

High Low
2010
Third Quarter	$1.01 – $0.27
Second Quarter	$1.00 – $0.25
First Quarter	$2.00 – $0.89

2009
Fourth Quarter (from December 6, 2009)	$2.00 – $1.25
Dividends
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and other factors our Board of Directors may deem relevant.
DESCRIPTION OF BUSINESS
Overview
     T3 Motion, Inc. (“T3 Motion”) was incorporated in the State of Delaware on March 16, 2006. We are principally engaged in the designing, manufacturing and marketing of personal mobility vehicles powered by electric motors.
     Our initial product is the T3 Series, an electric stand-up vehicle (ESV) designed specifically for public and private security personnel that is powered by a quiet zero-gas emission electric motor. After three years of development, we delivered to market the first T3 Series vehicles in early 2007. We plan to introduce a series of product variants based on the initial T3 Series vehicle and the modularity of the sub-systems we have created.
     The T3 Series vehicle design has been highly recognized for professional-based applications. Its iconic look has garnered international acclaim such as the Innovation Award for Best Vehicle at the 2007 International Association of Chiefs of Police (IACP) Convention in New Orleans, Louisiana. Additionally, the T3 Series was honored at the International Spark Design Awards in Pasadena, California in 2007. The T3 Series has been featured on local, national and international television and print media being deployed by professionals from law enforcement and private security demonstrating the command presence coupled with the vehicle’s approachability by the public. In addition to being an effective performance-based patrol vehicle, it aids in public relations by enabling two-way conversations between the professional operator and the general public. This unique dynamic allows officers and personnel to more effectively fulfill Community-Oriented Policing (COPS) initiatives that have become prevalent since 9/11.
     The Company is headquartered in Costa Mesa, California and has a sales office in the United Kingdom. We have sales distributors in South Korea, Turkey, France, Belgium, Australia, New Zealand, Israel, Lebanon, South Africa, the Middle East and the People’s Republic of China.

Market and Industry Overview
     Personal transportation in the United States has become a necessity with law enforcement and government agencies, university campuses, airports, shopping malls, events/promotions, military/government, and industrial areas. Similar needs exist in the Middle East, Europe, Asia, and Latin America.
     Adding to the substantial market for security in the post-9/11 world, increasing awareness of global warming is creating a rapidly growing market for clean technologies. As a zero-gas emissions electric vehicle, the T3 Series is positioned to take advantage of this trend.
     In the U.S, the increase in homeland security spending since 9/11 has been substantial. The Department of Homeland Security Grant Program is scheduled to award $1.7 billion to municipalities for equipment acquisition and emergency preparedness in 2009. We have an opportunity to capture a portion of this market created by police department purchases of police cars, associated upgrades, bicycles and other security equipment purchased with funds from the U.S. Department of Homeland Security (DHS).
     Below is the list of specific markets that we believe will continue to experience growth and we intend to serve.
     Law Enforcement. As police and sheriff’s departments nationwide continue to deploy more law enforcement personnel, T3 Motion will continue to focus on serving this market. According to the U.S. Bureau of Justice, as of September 2004 there were 1,076,897 full-time state and local law enforcement personnel. This is an increase of 5.6% from 2000.
     College and University Campuses. According to the U.S. Census Bureau, Statistics Abstract of the United States: 2002 (No. 257. Higher Education-Summary: 1970 to 1999), there were more than 4,000 higher education institutions in the United States in 1999.
     High Schools. According to the National Center for Educational Statistics: 2005, there are over 18,000 public high schools in the U.S. According to the 2004 National School Resource Officers Survey, school crimes, violence and safety offenses remain significant issues affecting our education system.
     Military and Government Agencies. According to Global Research, July 2007, there are 6,000 military bases and/or military warehouses. At least 1,000 are believed to be bases and/or military installations of which 700 to 800 are located worldwide that the U.S. operates or controls. With total military personnel deployed in the U.S. and U.S. overseas territories of about 1.4 million, the need to provide security and other activities, including the need to move people within large areas is significant. The DHS devotes a significant number of personnel to border and transportation security, emergency preparedness, science and technology and information analysis and management. DHS uses T3 Series in the inspection of cargo at industrial plants and airports, including the Los Angeles International Airport and the Long Beach Port.
     Airports. According to the U.S. Department of Transportation, in 2003 there were 19,581 airports in the US. Of these, there were 5,286 public use airports, 14,295 private use airports and 628 certified airports (Certified airports serve air-carriers operations with aircraft seating more than 30 passengers). The T3 Series is used for security and by airport personnel both inside and outside the terminal buildings at airports. In addition, we anticipate the need for the T3 Series for ground crew, airline personnel and customer service staff.
     Port Security. In the post-9/11 era, according to DHS, February 2006 press release, funding for port security has increased more than 700%. DHS spent over $1.6 billion in 2005 for port security. Additionally, in 2006, the DHS allocated over $168 million for the Port Security Grant Program and, in 2007, it was over $202 million with an additional $110 million in supplemental funding.
     Private Security Companies. According to the National Association of Security Companies (NASCO) 2006 Private Security Fact Sheet, private security contracting is an approximately $13 billion industry in the U.S. with 11,000 to 15,000 companies employing 1.2 million contract security officers. Contract security officers are increasingly protecting military bases and installations across the country and around the world, and are required to be first responders to any incident. The President’s National Strategy for Homeland Security estimates that these private security officers protect 85% of the country’s infrastructure, which, according to the NASCO, makes private security companies a top funding priority for the federal government.
     Manufacturing and Industrial Firms. According to the 2005 U.S. Census Bureau report there are 333,460 manufacturing establishments in the U.S. with 115,715 establishments that have more than 100 employees. We believe that the need for transportation of people, parts, or products within or around these establishments is an ideal application for the T3 Series. Currently we believe that maintenance and warehousing personnel use golf carts and bicycles. Most large manufacturing and industrial facilities use utility vehicles, golf carts and bicycles for transportation, maintenance and warehousing. We expect some of these vehicles could be replaced with our products.
     Shopping Malls and Parking Patrol. According to the CoStar National Research Bureau Shopping Center Database and Statistical Model 2005, there are approximately 48,000 shopping malls in the U.S. covering more than six billion square feet of space. The malls are patrolled by private security companies. In addition to malls, there are numerous parking structures throughout the U.S. that are regularly patrolled.
Our Operations
          Our principal executive offices and operations facility is located in Costa Mesa, California. Our main corporate headquarters facility located at 2990 Airway Avenue, Suite A is an approximate 34,000 square foot facility that is home to the executive staff and sales staff and is our main operational and manufacturing location. The facility is equipped with multiple production lines capable of producing up to 750 T3 vehicles per month. Located directly across the street at 2975 Airway is our 14,000 square feet warehouse and R&D center that is fully equipped with all of the necessary machines and equipment needed to design and build development products.
          We manufacture our T3 Series at our headquarters. Our raw materials are sourced from various suppliers, both national and international. Currently, our electronics and wire harness assembly manufacturing, embedded digital processing application development and electronics hardware and software development occur at our headquarters and operations center. Final assembly, testing, warehousing, quality control and shipping take place at our U.S. operations center. We are, however, developing a multi-source supply chain that we anticipate will provide a low-cost labor structure and sub-assembly infrastructure supporting final assembly in the U.S. The supply chain will include materials sourcing and subassembly operations from sources in China, South Korea and Mexico. These components will be shipped to our operations facility in Costa Mesa for final assembly, test, inspection, and shipments to our customers. We have established and will continue to expand this multiple source supplier base to will allow us to utilize both current U.S. based suppliers and newly acquired global suppliers to reduce the risks of our existing single sourced components and reduce product costs.
          Our sales and marketing is located at our headquarters and currently targets opportunities in the Western, Central and Eastern United States. The sales and marketing team is beginning to expand globally into Canada, Mexico, Australia, Europe, Asia and the Middle East. We have agreements with numerous U.S. regional distributors and manufacturing representative companies giving the distributors and manufactures representatives the exclusive rights to sell the T3 Series and CT Micro Car in specified geographic regions. Each agreement has a 30 day cancellation clause.
The T3 Motion, Inc. Product Line
T3 Series ESV
          The T3 Series is a three-wheel, front wheel drive, stand-up, electric personal mobility vehicle with a zero-gas emission electric motor. The T3 Series has hydraulic disk brakes on both rear wheels that are matched with 17-inch low profile motorcycle tires for long treadwear and demanding performance. The vehicle is equipped with an LCD control panel display and utilizes high intensity LED lighting for its vertically adjustable headlights and taillights. It also features emergency lights, as well as a siren on the law enforcement model. The T3 Series enables the operator to respond rapidly to calls with low physical exertion. The elevated riding platform allows 360 degrees visibility while the ergonomic riding position reduces fatigue. The T3 Series’ zero degree turning radius makes it highly maneuverable. The T3 Series comes standard with a lockable storage compartment for equipment and supplies. An image of the T3 Series vehicle is shown below:
Power Modules
          The T3 Series has replaceable power modules that allow continuous vehicle operation without recharging downtime. The T3 Series offers a variety of battery technology options in its power modules. The power modules and charger can be sold separately as replacement parts.
Accessories
          Each T3 Series now features a reversible rear tires which enables customers to determine whether to set up their T3 Series in a wide stance (36” wide) or a narrow stance (32” wide), depending on their needs.
          An optional Side-mount External Storage Pack allows the operator to carry additional items on the vehicle. An optional Front-mount External Storage Case enables the T3 Series to distribute parcels, documents, and cargo in indoor and outdoor narrow space environments.
          An optional Sun Shade provides the operator protection from elements like the sun or rain.
          An optional front and rear turn indicator system is available for international deployments and domestic up-fitting opportunities.
          An optional on-board video camera system and digital video recorder is available for patrol tracking and incident response data.
          Available accessories include an external shotgun mount, a fitted vehicle cover, a parcel delivery trailer, and a multi-function trailer option.
          Additional accessories are currently being designed and field tested.
          The Company leveraged the modularity of the T3 Series system to enter the international market with the T3i Series, a scaled down version of the professional T3 Series. The T3i Series features integrated LED headlights, brakelights, running lights, and emergency lights. The speed range is 12 km/h to 25 km/h with a 175 kg cargo capacity.
Camera System

          We offer multiple CCTV and camera systems including the 360-IP DN Camera, a stand-alone 360-degree camera and DVR and the TVS-4050WK, a fully wireless IP four-camera system targeted at facilities, warehouse, business districts, and campuses. We are a certified re-seller of Immersive Media Corp.’s various security camera models. These camera systems offer the option of up to a 360 degree view of the areas patrolled. They also offer the option of GPS positioning, real-time surveillance or DVR recording options.
CT Series
          The CT Micro Car, is a low-speed four-wheel electric car. Leveraging the market penetration from the introduction of the T3 Series professional mobility vehicles, we are using existing and developed sales channels in the law enforcement, security, government, and military sectors. We are re-designing, branding, marketing and distributing the CT Micro Car to increase market share, to create additional lines of products and expand overall brand awareness through our exclusive distribution agreement with manufacturing partner CT&T. The distribution agreement, dated November 24, 2008, gives us the exclusive territories of Canada and the United States and the exclusive professional markets of all U.S. government, law enforcement and security markets. The distribution agreement has a three-year term with automatic one-year renewals unless terminated 90 days prior to the end of any term. An image of the CT Series vehicle is shown below:

GT3
The GT3 commuter vehicle is the newest product in development. The GT3 commuter vehicle is a front-wheel drive, three-wheeled electric vehicle targeted for general consumer personal transportation applications. The GT3 commuter vehicle is expected to be released for the market in 2011.
Future Products
     We plan to introduce a series of product variants based on the initial T3 Series and CT Series vehicles and the modularity of the sub-systems we have created. While both the initial T3 Series and the CT Series vehicles are targeted at law enforcement, security and enterprise markets, we intend to expand our base of T3 Series and CT Series vehicle variants by utilizing the modularity of the sub-systems to configure vehicles for specific market uses such as delivery services, personnel transport and personal mobility. As with all new development and products, we cannot guarantee that the products will make it to market and if they are released to market, whether they will be successful.
The GT3 commuter vehicle is the newest product in development. The GT3 commuter vehicle is a front-wheel drive, three-wheeled electric vehicle targeted for general consumer personal transportation applications. The GT3 commuter vehicle is expected to be released for the market in 2011.
     We also plan to leverage the modularity of the T3 Series system to enter the international market with the T3i Series, a scaled down version of the professional T3 Series.

Revenue from Products
     The following table presents the sales of our products, identified both by revenue amount and percentage of total revenues, for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007.

	Nine Months Ended September 30,				Year Ended December 31,
	2010		2009		2009		2008		2007
		Percentage		Percentage		Percentage		Percentage		Percentage
		of Total		of Total		of Total		of Total		of Total
Product	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
T3 Series	2,732,856	75.38%	2,634,362	77.28%	3,570,629	76.89%	6,516,718	85.87%	1,486,157	81.56%
Accessories	455,690	12.57%	466,904	13.70%	620,707	13.37%	956,809	12.61%	317,210	17.4%
Parts	245,549	6.77%	129,687	3.80%	199,704	4.30%	22,246	0.29%	13,512	0.74%
Freight	182,622	5.04%	170,144	4.99%	241,640	5.20%	86,617	1.14%	4,890	0.27%
Warranty	8,814	0.24%	7,729	0.23%	11,342	0.24%	6,875	0.09%	500	0.02%

	3,625,531	100.00%	3,408,826	100.00%	4,644,022	100.00%	7,589,265	100.00%	1,822,269	100.00%

Research and Development
     We place great emphasis on product research and development (“R&D”). For the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, we spent $1,069,226, $963,119, $1,395,309, $1,376,226 and $1,243,430, respectively, on R&D for development of products such as the CT-Series, the GT3 and to ensure that the T3 Series personal mobility vehicle was properly designed to be an extremely effective and useful tool for the public safety and private security market. In addition, we will continue to refine and optimize all aspects of the vehicle design to maintain its high standards of vehicle performance, cost effectiveness and to continue to meet the needs of our customers.
Growth Strategies
          The core value of our brand and mission is to become the leader in enabling efficient, clean, personal, professional mobility electric stand-up vehicles and to continue providing products that are economical, functional, safe, dependable and meet the needs of the professional end user. We believe we have an experienced management team with extensive experience in product design, development, innovation, operations, sales and marketing to execute the following growth strategies:
•	Increase our presence in law enforcement. We intend to continue to build on our reputation as the ESV of choice by aggressively marketing towards the law enforcement community through trade shows and direct and indirect sales. We have identified the key accounts within our core market segments of law enforcement, government and security/private industry that will achieve our primary sales goals and objectives, including driving key regional market penetration, product recognition and brand presence.

•	Capitalize on broader security opportunities. Our success in the law enforcement market has had a viral effect and led to significant inbound demand for the T3 Series from other security markets, which hold equal, if not greater, potential. These markets include airports, events/promotions, government/military, private security, shopping malls and university campuses. Based on current market conditions, we believe we may generate greater interest in these markets with potentially new orders over the next 12 to 24 months.

•	International. In 2009 the T3i (The International model of the T3) was introduced into key international markets. These consisted of countries in the Middle East (including the United Arab Emirates, Qatar, Kuwait and Israel), as well as Mexico, Canada, and, to a limited extent, Europe. In 2010 and 2011 we hope to significantly increase our level of activity in the GCC region, specifically Kuwait, Bahrain, The Kingdom of Saudi Arabia, Lebanon and Jordan, as well as other key international markets including South America, Australia and New Zealand. We also intend to increase our footprint in Europe and continue to deploy the CT Micro Car. In general, we intend to leverage our existing customer base to introduce and deploy the CT Micro Car.

•	Expand the T3 Series product line to address broader enterprise markets. We intend to leverage the modularity of our sub-systems to configure additional vehicles that address the needs of the broader enterprise markets. These needs include delivery services, maintenance, personnel transportation and personal mobility.

•	Leverage brand into the consumer market. As we extend our presence in the law enforcement and security markets and continue to develop our brand name and reputation, we intend to leverage our strong brand to enter the consumer market for personal transportation. We have a robust product roadmap of consumer-focused vehicles that will utilize the same low-cost, high-quality component sourcing and sub-assembly.

In order to meet our growth objectives, we are taking the following measures:

•	Building a strong brand in our strategic market. We have built brand awareness within our strategic market of law enforcement. As a result, we sold and shipped over 1,600 vehicles since 2007 and have garnered interest from numerous customers for larger orders. Our brand strength and value is evidenced by increasing numbers of repeat orders by law enforcement customers and the large volume orders from new customers. We have received interest from new emerging markets such as emergency medical services, the correctional industry, utility/maintenance applications and high-profile/high-visibility national security accounts. Through this strategy, management believes we will see continued success in both our core strategic market (nationally and internationally) and emerging markets.

•	Grow our partnering relationships with key security companies. Currently, we have built relationships with national private security providers. In order to see continued success, we have marketed the T3 Series and CT Micro Car as an integrated security solution. This internal sales strategy has positioned our T3 Series as a attractive solution due to its economical and environmentally-friendly benefits. In particular, it has led to additional trials of our T3 Series products with our potential customers. This strategy has lead to additional market penetration within the markets for property management, entertainment/sporting venues, retail department store chains and high-profile venues.

•	Return on Investment (ROI). We estimate our product demonstrates an approximate cost savings of $17,000 to $24,000 per year over gas powered vehicles. We intend to leverage the ROI to further our market penetration and expand into emerging markets.

•	Expand our distributors and manufacturing representatives nationwide. We have positioned domestic sales offices and distributors in five geographic locations in the United States. Included in our nationwide expansion plans, we are developing service solutions for each geographic region to maintain our level of customer service. Our sales force has a comprehensive qualification process that identified the top performing representative firms. Subsequently, we have put under contract the leading representative companies and distribution companies nationwide.

•	Expand our marketing and sales efforts globally. We have positioned global sales distribution offices in eight geographic locations (US, Korea, China, Middle East, Australia, South America, South Africa and Europe). Included in and distributors our global expansion plans, we are developing service solutions for each geographic region to maintain our level of customer service.
•	Expand our products. We intend to continue adding custom and standard accessories to our T3 Series such as firearm/rifle mounts, trailer, saddle bag mounts, maintenance racks, license plate identification system, vehicle camera, helmets, clothing, first aid kits, emergency response kits, mirrors, lighting, etc.

•	Service. During 2009, we rolled out our third party service program, whereby our customers were able to take their vehicles to any of the authorized service locations for warranty and non-warranty service. The program provides an efficient and cost effective way for customers to keep their vehicles running in their optimum condition.
Marketing and Distribution
          We market and sell our products through our direct sales force located at our headquarters in Costa Mesa, California. In 2007, our marketing and sales targets were focused primarily on opportunities in the Western, Central and Eastern United States. In 2008, we began expanding our markets globally into Europe, Asia and the Middle East. We have agreements with numerous U.S. regional distributors and manufacturing representative companies, adding substantially to our direct sales force. We also attend and provide exhibits at two trade shows per geographic market per year and advertise quarterly in trade journals. In 2009 and 2010, we continued our global expansion into the Middle East, Europe and Australia, by developing distribution channels.
          Early high profile and priority sales are made by initiating field trials that typically utilized one or two vehicles and lasts from one to two weeks. These field trials usually lead to initial product orders within 60 to 90 days. We benefit from sales on both regional outreach and a referral basis, which has a significant multiplicative effect on sales. Additionally, private security organizations are now placing orders based on the endorsement of the law enforcement community. Typical initial orders have ranged in size from a single unit to ten units and, for larger customers, have often led to larger subsequent orders within three to six months. Our marketing efforts and the interest our products have generated have led to numerous media pieces on a regional, national and international scale, ranging from news articles to television spots on television networks such as ABC, CBS, Fox, NBC, CNN, the BBC, Sky News and other local television stations.
          We value our customer input as we are a customer-driven company. Entering into any negotiation we follow a fundamental approach using the following core customer interests:
•	We evaluate the available budget from the customer, building the value of the product rather than price. For example, one packaged T3 Series is able to fulfill the client’s needs for a multi-shift deployment related to competing products.

•	Return on Investment (ROI). Our products have demonstrated significant savings over gas powered vehicles and allow the end user greater mobility and work efficiencies.

•	We maintain a manufacturing process that holds lead times to a 4-6 weeks timeframe.

•	We have an in-field swappable power system that enables our clients to operate vehicles without downtime for charging. The sustainable engineering and design was specifically tailored for the professional end user in law enforcement and private security.

•	Our vehicle has demonstrated that the iconic look and command presence has a crime deterrent ability.

•	The T3 Series allows the user greater mobility to maneuver through crowds and tight areas effectively increasing the patrol area and granting the user job efficiencies.

          We have a procedure for establishing distribution channels for each geographic region. Among other things, distributors should have sales experience to law enforcement agencies and security providers. Each distributor must have service capability for the T3 Series.
Sources and Availability of Raw Materials; Principal Suppliers
          Today over 70% of our T3 Series suppliers are local suppliers who provide products and services to low volume early stage development companies. As the vehicle design has become stable and sales volumes have increased we have begun our transition to incorporate a global supply chain. We have made significant progress in establishing relationships with suppliers who service volume production stage companies. In addition, investments are being made in production tooling that will yield consistent high quality and lower cost parts designed to our specifications. We plan to implement our multi-source supply chain strategy in working directly with established factories within the automotive and motorcycle industry. The supply chain will include materials sourcing and subassembly operations from sources in China, South Korea and Mexico. These components will be shipped to our operations facility in Costa Mesa, California for final assembly, test, inspection, and shipments to our customers. We will continue to expand this multiple source supplier base to allow us to utilize both current U.S. based suppliers and newly acquired global suppliers to reduce the risks of our existing single sourced components and reduce product costs.
          We do not manufacture the CT Micro Car. Fully-built versions are delivered to us from the developer, CT&T. We outfit the CT Micro Car with our power management and battery technology.
Operating and Manufacturing Strategy
          Our management and engineering teams have extensive experience working with off-shore manufacturers. They have become acutely aware of the advantages of partnering with reputable suppliers to immediately leverage manufacturing practices at minimal cost. Our staff continuously seeks out new qualified suppliers and evaluates them for the maximum benefit that can be quickly realized. All suppliers must have a well established history of supplying quality products within their respective industries so that we can immediately benefit from multiple manufacturing locations with a trained and experienced technical work force, state of the art facilities and knowledge of all aspects of supply chain management, operational execution, global logistics and reverse logistics.
Competition
          To management’s knowledge, there are at least eight leading companies engaged in personal mobility vehicle design, manufacturing and marketing including, without limitation, Segway, California Motors-Ride Vehicles and Gorilla Vehicles.
          Some of our competitors are larger than we are and may have significantly greater name recognition and financial, sales and marketing, technical, manufacturing and other resources. These competitors may also be able to respond rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products. Our competitors may enter our existing or future markets with products that may provide additional features or that may be introduced earlier than our products.
          We attempt to differentiate ourselves from our competitors by working to provide superior customer service and developing products with appealing functions targeted to our core markets of professional end users in law enforcement, private security, and government.
     We value our customer input as we are a customer-driven company. Entering into any negotiation we follow a fundamental approach using one of three core customer interests:
•	We evaluate the available budget from the customer, building the value of the product rather than price. For example, one packaged T3 Series is able to fulfill the client’s needs for a multi-shift deployment related to competing products.
•	We maintain a manufacturing process that holds lead times to a 4-6 weeks timeframe.

•	We have an in-field swappable power system that enables our clients to operate vehicles without downtime for charging. The sustainable engineering and design was specifically tailored for the professional end user in law enforcement and private security.
Intellectual Properties and Licenses
     The following table describes the intellectual property owned by the Company:

Type	Name	Issued by	Description
Trademark		United State Patent and Trademark Office	Logo, brand name used on our products
Trademark		United State Patent and Trademark Office	Logo, brand name used on our products
Trademark	“ENABLING PERSONAL MOBILITY”	United State Patent and Trademark Office	Logo, brand name used on our products
     We also have a patent license agreement from Evolutionary Electric Vehicles to us granting a perpetual, fully paid, transferable exclusive license to make, have made, use, improve and sell an over 10 Horsepower Brushless DC Motor for Traction (US Patent #4,882,524) with respect to products in the world. This patent covers a motor technology that we plan on fully developing and using in our products. Currently, we do not use the motors covered by this patent; however, this patented technology will be utilized in future motors that we intend to use on future products. It is still too early in the developmental phase to determine when the motor technology and products will be available for the market.
          On March 21, 2008, we filed a United States Patent Application for Batteries and Battery Monitoring and Charging System. The intellectual property covered in this multi-claim patent is our proprietary power management system that is currently used on all T3 Series products.
          On March 31, 2008, we purchased a license to resell data in the Immersive Media Corp. mapping database. We were granted the right to map and, in partnership with Immersive Media Corp., to produce and distribute the mapped content of South Korea with the opportunity to continue into Asia Pacific. We anticipated that Asia Pacific would be an emerging market for this technology, as the geographic area is advanced in their requirements for viewing live, interactive data. We will be paid a licensing fee for the usage of any data that it has mapped and will have the opportunity to add to the content and will be compensated for any usage of the content that has been added to the Immersive Media Corp. database. On March 16, 2009, we revised the terms of the agreement to revise the start of the two-year license to begin upon the completion and approval of the post-production data. The revision includes automatic one-year renewals unless either party cancels within 60 days of the end of the contract. During 2009, we wrote off the remaining $625,000 value of the license due to management’s decision not to incur the costs to map the data.
          On September 17, 2008, we filed a United States Patent Application for the Battery Powered Vehicle Control Systems and Methods. The intellectual property covered in this multi-claim patent is our proprietary control system that is currently used on all T3 Series products.
          On July 27, 2009, we filed a United States Patent Application for Dual Tires on a Single Wheel (Provisional). The intellectual property covered in this patent offers enhanced stability, reduces rolling and aerodynamic resistance and increases rider safety.

          On September 30, 2009, we filed a United States Patent Application for Vehicle Hood, Fenders, and Bumper (Design). Our unique design showcases custom built parts that are task specific and visually appealing.
          On December 7, 2009, we filed a United States Patent Application for Rechargeable Battery Systems and Methods (Provisional). The claim covers a battery charging management system that we will deploy in our electric CT-Series and GT3 vehicle in the future. While utilizing modular technology was already used in the T3 Series vehicle , this new battery and charger system will provide more efficiency and no downtime.
Government Approvals and Regulation
          On September 17, 2008, T3 Motion completed and passed its third party lab testing to obtain its CE certification for the T3i Series product, battery, and charging system. CE is the governing regulatory body and standard for electrical products meant to be exported to the European Union, Africa, Australia, Middle East and other foreign countries.
•	The T3i Series product has passed EMC testing for EN6100-6-1 and EN61000-6-3

•	Batteries and chargers were found to be technically compliant with the EN55022, EN61000-3-2, EN61000-3-3, and EN55024 requirements.

•	In 2009, the Electric Vehicle 3-Wheel and Charger has passed EMC testing for EN60950-1:2006 (Information Technology Equipment Safety Standards) as well as EN6100-6-1 and EN61000-6-3 (European Standards).
On July 28, 2009, we received our GSA license number, GS-07F-0403V
Current Customers
     Our marketing focus includes locations that have large areas to patrol such as law enforcement, airports, hospitals, universities, security companies, property management companies and commercial retail companies.
Principal Executive Offices
     Our principal executive office is located at 2990 Airway Avenue, Suite A, Costa Mesa, California 92626 and our telephone number is (714) 619-3600. Our website is www.T3motion.com. You should not consider the information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.
LEGAL PROCEEDINGS
With the exception of the following, we know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. We are also unaware of any proceedings in which any of our directors, officers, or affiliates, or any registered or beneficial holder of more than 5% of our voting securities, or any associate of such persons, is an adverse party or has a material interest adverse to our Company.
     Preproduction Plastics, Inc. v. T3 Motion., Inc. Ki Nam and Jason Kim (Orange County Superior Court Case No. 30.2009-00125358): On June 30, 2009, Preproduction Plastics, Inc. (“Plaintiff”) filed suit in Orange County Superior Court, alleging causes of actions against T3 Motion, Inc., Ki Nam, the Company’s CEO, and Jason Kim, the Company’s former COO, (“Defendants”) for breach of contract, conspiracy, fraud and common counts, arising out of a purchase order allegedly executed between Plaintiff and T3 Motion, Inc. On August 24, 2009, Defendants filed a Demurrer to the Complaint. Prior to the hearing on the Demurrer, Plaintiff filed a First Amended Complaint against Defendants for breach of contract, fraud and common counts, seeking compensatory damages of $470,599, attorney’s fees, punitive damages, interest and costs. On October 27, 2009, Defendants filed a Demurrer, challenging various causes of action in the First Amended Complaint. The Court overruled the Demurrer on

December 4, 2009. On December 21, 2009, Defendants filed an answer to the First Amended Complaint, and trial was set for July 30, 2010. On or about July 29, 2010, the case was settled in its entirety. T3 agreed to pay compensatory damages, attorneys’ fees and costs totaling $493,468, through monthly payments of $50,000 each, with 6% interest accruing from the date of the settlement. Periodic payments are expected to be made through May 2011. The first payment of $50,000 was made on August 3, 2010 and payments are continuing to be made. At September 30, 2010, the Company recorded the entire settlement amount as a note payable in its condensed consolidated balance sheet.
MANAGEMENT
     The following table sets forth the names and ages of all of our directors and executive officers as of September 30, 2010. Also provided herein are a brief description of the business experience of each director, executive officer and significant employee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.
     There are no family relationships among directors or executive officers. Within the past five years, our directors and executive officers have not been (i) involved in any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, (ii) convicted of any criminal proceeding, (iii) been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities, or (iv) convicted of violating a federal or state securities or commodities law.

Name	Age	Positions Held:
Ki Nam	50	Chief Executive Officer and Chairman
Kelly J. Anderson	43	Executive Vice President, Chief Financial Officer, President
Noel Chewrobrier	46	Vice President International Sales
Dave Fusco	60	Vice President Domestic Sales
David Snowden	66	Director
Steven Healy	49	Director
Mary S. Schott	49	Director
Rob Thompson	34	Director
Biographical Information
     Ki Nam, Chief Executive Officer has served as Chief Executive Officer of T3 Motion since March 16, 2006. Mr. Nam founded Paradigm Wireless Company in 1999, a supplier of quality wireless equipment to the telecom industry, and Aircept founded in 2000, a leading developer, manufacturer, and service provider in the Global Positioning System (GPS) marketplace. In 2001, Mr. Nam founded Evolutionary Electric Vehicles (EEV) to provide high performance motor-controller packages to the emerging hybrid and electric vehicle market. Prior to founding his own companies, Mr. Nam worked at Powerwave Technologies, Inc. (Nasdaq: PWAV), where he helped guide the company to number five in Business Week’s list of Hot Growth Companies in 2000.
     Kelly J. Anderson, has been the President since April 2010 and Executive Vice President, Chief Financial Officer since March 2008 and was appointed director in January 2009. From 2006 until 2008, Ms. Anderson was Vice President at Experian, a leading credit report agency. From 2004 until 2006, Ms. Anderson was Chief Accounting Officer for TripleNet Properties, G REIT, Inc., T REIT, Inc., NNN 2002 Value Fund, LLC, and Chief Financial

Officer of NNN 2003 Value Fund, LLC and A REIT, Inc., all of which were real estate investment funds managed by TripleNet Properties. From 1996 to 2004, Ms. Anderson held senior financial positions with The First American Corp (NYSE: FAF) a Fortune 500 title insurance company.
     Noel Chewrobrier has been Vice President of International sales, since 2007. Over the past 15 years Noel has held various senior executive sales management positions at various technology companies located in the UK and in the US.
     David Fusco, was named Vice President, Domestic Sales, on October 1, 2010. Over the past 25 years David has held senior executive sales management positions at Texas Instruments, Compaq Computer, and Hewlett-Packard. In 2006 David founded Andal Holdings, LLC, and provided sales and management consulting services to a variety of companies. David holds a Bachelor of Science degree from Miami University in Oxford, OH.
     David Snowden, Director, has been the Chief of Police of Beverly Hills for the past seven years. He has over 40 years of professional experience including holding positions as Chief of Police for Beverly Hills (current), Costa Mesa (1986-2003), and Baldwin Park (1980-1986). Chief Snowden has held numerous Presidential positions including Police Chief’s Department of the League of Cities (1993), Orange County Chief’s and Sheriff’s Association (1990) and was Chairman of the Airbourne Law Enforcement (ABLE). Chief Snowden was inducted to the Costa Mesa Hall of Fame in 2003 and was voted top 103 most influential persons on the Orange Coast for 12 years running.
     Steven Healy, Director, has been the Director of Public Safety at Princeton University since 2003, and was the President of the International Association of Campus Law Enforcement Administrators (IACLEA) until June 2007. He has served as a member of the IACLEA Government Relations Committee for the past 10 years and is active with issues regarding the Clery Act. Chief Healy was recently appointed by the governor of New Jersey to serve on the state’s Campus Security Task Force. Prior to his position at Princeton University, Mr. Healy was the Chief of Police at Wellesley College in Wellesley, MA. He also served as Director of Operations at the Department of Public Safety at Syracuse University. During his tenure at Wellesley College, Chief Healy was the IACLEA North Atlantic Regional Director and President of the Massachusetts Association of Campus Law Enforcement Administrators.
     Mary S. Schott, Director, has over 25 years experience in the accounting finance functions with extensive experience in finance and accounting compliance and systems including Sox applications. Ms. Schott has been the Chief Financial Officer of San Manuel Band of Serrano Mission Indians since 2008. A CPA and MBA, Ms. Schott served as Chief Accounting Officer of First American Title Insurance Company, a division of First American Corporation (NYSE:FAF) for three years and held various finance and accounting functions for the previous 17 years at First American. Ms. Schott was the President and Treasurer of the First American Credit Union for eight years.
Rob Thomson, Director, has been a Director at Vision Capital Advisors, LLC since 2007, a New York based private equity manager, where he oversees the firm’s growth equity investments in consumer retail, industrials, and homeland defense and security companies. Vision Capital Advisors LLC is the manager of two funds that hold debt and equity securities of the Registrant — Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Funds LP. At Vision, Mr. Thomson manages investment opportunities for the funds and works closely with its portfolio companies in executing their growth plans. He currently sits on the Board of Directors for Juma Technology Corp., a converged network integrator and software developer based in New York that trades on the OTC Bulletin Board (OTCBB: JUMT) and Microblend Technologies, Inc., a private company that is a developer of automatic paint creation systems for retailers. From 2005 to 2007, Mr. Thomson was the Managing Director of The Arkin Group, LLC in charge of operations, financial management and growth strategies for this international business intelligence firm. Mr. Thomson has an MBA from the Harvard Business School and a BA from Haverford College. He has studied Chinese language and history at Nankai University in China and Tunghai University in Taiwan. Mr. Thomson is also a term member at the Council on Foreign Relations.
Compensation Committee Interlocks and Insider Participation
     No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Involvement in Certain Legal Proceedings
     None of our directors or executive officers has, during the past five years:
(a)	Has had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;
(b)	Been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
(c)	Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
ii.	Engaging in any type of business practice; or
iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;
(d)	Been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph I(i) above, or to be associated with persons engaged in any such activity;
(e)	Been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated; or
(f)	Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.
Code of Ethics
     We have not adopted a code of ethics, but we plan on adopting a code of ethics that applies to all directors, officers, and employees, including our Chief Executive Officer and Chief Financial Officer, and members of the board of directors in the near future.
Material Changes to the Procedures by which Security Holders May Recommend Nominees to the Board of Directors
     There have been no material changes to the procedures by which security holders may recommend nominees to the Board of Directors.

Audit Committee; Audit Committee Financial Expert
     Our Board of Directors approved the charter for an audit committee of the Board on January 16, 2009, and formed such committee on February 20, 2009. The members of our audit committee are Mary S. Schott (chairperson) and David Snowden. The Board of Directors has determined that Ms. Schott is an audit committee financial expert as defined by SEC rules, and she is an independent member of the Board as defined by the SEC and the NASDAQ.
DIRECTOR AND EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified under the “Executive Compensation — Summary Compensation Table” (the “Named Executive Officers”). As more fully described below, the Compensation Committee of our Board (the “Compensation Committee”) reviews and makes all decisions for our executive compensation program, including: establishing salaries and reviewing benefit programs for the Chief Executive Officer (“CEO”) and each of our other Named Executive Officers; reviewing, approving, recommending and administering our annual incentive compensation and stock option plans for employees and other compensation plans; and advising our Board of Directors and making recommendations with respect to plans that require Board approval. Additionally, the Compensation Committee reviews and coordinates annually with the Nominating/Corporate Governance Committee of our Board of Directors with respect to the compensation of our directors.
Compensation Committee
Committee Members and Independence
     Our Board of Directors approved the charter for a Compensation Committee of the Board on January 16, 2009, and formed such committee on February 20, 2009. The members of our Compensation Committee are Mary S. Schott (chairperson) and Steven Healy, both of whom are independent members of the Board as defined by the SEC and the NASDAQ.
Role of the Compensation Committee in Establishing Compensation
     The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, consultation with various executive compensation consultants and analysis of compensation practices in industries where we compete for experienced senior management. The Compensation Committee reviews our compensation programs and philosophy regularly, particularly in connection with its evaluation and approval of changes in the compensation structure for a given year. Since the Compensation Committee was not formed until after 2008, items were approved by written consent of the entire Board during 2008 regarding Board matters.
Executive Compensation Program
     Our executive compensation program is designed to attract, retain, incentivize and reward talented senior management who can contribute to our growth and success and thereby build value for our stockholders over the long-term. We believe that an effective executive compensation program is critical to our long-term success. By having an executive compensation program that is competitive with the marketplace and focused on driving sustained superior performance, we believe we can align the interests of our executive officers with the interests of shareholders and reward our executive officers for successfully improving shareholder returns. We have developed compensation programs with the following objectives:
•	attract and retain talented senior management to ensure our future success; and

•	structure a compensation program that appropriately rewards our executive officers for their skills and contributions to our company based on competitive market practice.
     The elements of our executive compensation program are as follows:
•	Base salary;
•	Annual incentive compensation (discretionary bonuses);
•	Equity-based awards;

•	Perquisites; and
•	Other benefits.
     Base Salary. Base salaries provide a fixed form of compensation designed to reward our executive officer’s core competence in his or her role. The Compensation Committee determines base salaries by taking into consideration such factors as competitive industry salaries; the nature of the position; the contribution and experience of the officers; and the length of service. The CEO makes salary recommendations for executive officers other than him and reviews such recommendations with the Compensation Committee.
     Annual Incentive Compensation. Discretionary annual incentive compensation is provided to incentivize our executive officers, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the T3 Board has set for our company.
     Equity Compensation. On May 15, 2007, the Board of Directors adopted the 2007 Stock Incentive Plan (the “2007 Plan”) effective August 15, 2007. The purpose of the 2007 Plan was to promote the interests of us and our shareholders by enabling selected key employees to participate in our long-term growth by receiving the opportunity to acquire shares of our common stock and to provide for additional compensation based on appreciation of our common stock. The 2007 Plan provides for the grant of stock options to key employees, directors and consultants, including the executive officers who provide services to the Company or any of its parents or subsidiaries. Under the 2007 Plan, stock options will vest over a specified period of time (typically four years) contingent solely upon the awardees’ continued employment with us. The 2007 Plan includes certain forfeiture provisions upon an awardees’ separation from service with us. The Compensation Committee determines whether to grant options and the exercise price of the options granted. The Committee has broad discretion in determining the terms, restrictions and conditions of each award granted under the 2007 Plan and no option may be exercisable after ten years from the date of grant. All option awards granted under the 2007 Plan will have an exercise price equal to the fair market value of our common stock on the date of grant. Fair market value is defined under the 2007 Plan to be the closing market price of a share of our common stock on the date of grant or if no market price is available, the amount as determined by the Board of Directors subject to confirmation by an outside appraiser. The Compensation Committee retains the discretion to make awards at any time in connection with the initial hiring of a new employee, for retention purposes, or otherwise. We do not have any program, plan or practice to time annual or ad hoc grants of stock options or other equity-based awards in coordination with the release of material non-public information or otherwise. Any or all administrative functions may be delegated by the Board to a committee of the Board. The 2007 Plan provides that in the event of a merger of the Company with or into another corporation or of a “change in control” of the Company, including the sale of all or substantially all of our assets, and certain other events, the Board of Directors may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award and accelerate the vesting of options.
     The 2007 Plan will terminate on the earlier of (i) May 15, 2017, (ii) the date on which all 7,450,000 shares available for issuance under the 2007 Plan is issued, or (iii) the termination of all outstanding options in connection with a merger with or into another corporation or a “change in control” of the Company.
     The Board of Directors may generally amend or terminate the 2007 Plan as determined to be advisable. No such amendment or modification, however, may adversely affect the rights and obligations with respect to options or unvested stock issuances at the time outstanding under the 2007 Plan unless the optionee or the participant consents to such amendment or modification. Also, certain amendments may require shareholder approval pursuant to applicable laws and regulations.
     The above-referenced stock option grants were issued without registration in reliance upon the exemption afforded by Section 4(2) and Rule 701 of the Act based on certain representations made to us by the recipients.
     The 2007 Plan may be amended or terminated by the Board, at any time. However, an amendment that would impair the rights of a recipient of any outstanding award will not be valid with respect to such award without the recipient’s consent. A total of 7,450,000 shares of our common stock are authorized for issuance under the 2007 Plan. As of December 31, 2009, there were 6,033,188 options granted under the 2007 Plan.
     Perquisites. We provide perquisites to our executive officers that we believe are reasonable and consistent with the perquisites that would be available to them at companies with whom we compete for experienced senior management. Perquisites include automobile allowances.
     Other Benefits. Other benefits to the executive officers include a 401(k) plan. We maintain a 401(k) plan for our employees, including our NEOs, because we wish to encourage our employees to save some percentage of their cash compensation, through voluntary deferrals, for their eventual retirement. We do not offer employer matching with our 401(k) plan.
     Executive Compensation
     The following summary compensation table indicates the cash and non-cash compensation earned during the years ended December 31, 2009, 2008 and 2007 by our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) the three most highly compensated executive officers other than our CEO and CFO who were serving as executive officers at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends, and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends.
Executive Compensation — Summary Compensation Table:

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)(1)	($)	($)	($)(1)	($)(2)	($)
Ki Nam,	2009	150,000	—	—	—	—	150,000
Chief Executive Officer	2008	150,000	—	—	—	—	150,000
and Chairman(3)	2007	—	—	—	990,000	37,000	1,027,000

Kelly J. Anderson,	2009	175,000	—	—	—	—	175,000
Executive Vice President, President	2008	131,923	—	—	452,000	—	583,923
Chief Financial Officer(4)

Jason Kim (5)	2009	170,000	—	—	—	—	170,000
Chief Operations Officer	2008	166,076	—	—	—	—	166,076
	2007	156,025	—	—	980,000	—	1,136,025

(1)	The amounts shown in this column represent the dollar amount recognized for financial statement reporting purposes for the years ended December 31, 2009, 2008 and 2007 with respect to stock options granted, as determined pursuant to the accounting standard. The option awards fair values ranged from $0.98 to $0.99 for 2007 and from $0.96 to $1.30 for 2008. There were no grant awards during 2009..

(2)	Perquisites and other personal benefits are valued at actual amounts paid to each provider of such perquisites and other personal benefits. The compensation earned represents the automobile allowance.

(3)	Prior to January 1, 2008, Mr. Nam did not draw a salary.

(4)	Ms. Anderson was hired on March 17, 2008, and prior to her tenure, Mr. Kim was acting as CFO.

(5)	Mr. Kim resigned from the Company effective January 15, 2010
Employment Agreements
     Ki Nam
The Company entered into a written employment agreement with Mr. Ki Nam on August 13, 2010 in which it agreed to employ Mr. Nam during the term hereof as its Chief Executive Officer. Mr. Nam’s term of employment shall continue until December 30, 2011. The agreement shall automatically renew, annually, upon the terms and conditions set forth herein unless terminated by either party by written notice 60 days prior to the expiration of the then term.
For the period of one year commencing on January 31, 2010, the Company shall pay Mr. Nam a base salary of $190,000 per annum. During his employment and any renewal or extension period thereafter, the Mr. Nam shall be entitled to receive, on March 15 of each calendar year, an annual bonus based upon an approved budget by the Company’s board of directors and/or its compensation committee.
If the Board determines that the Company does not have sufficient cash available to make the above described cash obligations, the Board shall have the right to make such payments in stock, but at no time shall the cash payment due under the cash obligation fall below one third of the payment obligation. Mr. Nam shall be eligible to participate in any compensation plan or program (401(k) plan and stock option plan) maintained by the Company in which other executives or employees of the Company participate, on similar terms. The Company shall provide to Mr. Nam and his family, during the employment with coverage under all employee medical, dental and vision benefit programs, plans or practices adopted by the Company and made available to all employees of the Company. Mr. Nam shall be entitled to four (4) weeks paid vacation in each calendar year (but no more than ten 10 consecutive business days at any given time).
The Company may terminate Mr. Nam’s employment at any time for any reason. If Mr. Nam’s employment is terminated by the Company other than for Cause (as defined in such agreement), Mr. Nam shall receive a severance payment equal to twelve (12) months’ base salary and twelve (12) months’ benefits, and any earned and/or accrued bonus, as in effect immediately prior to such termination, payable in accordance with the ordinary payroll practices of the Company, but not less frequently than semi-monthly following such termination of employment. In the event that Mr. Nam’s employment is terminated (i) by the Company for Cause; (ii) by Mr. Nam on a voluntary basis; (iii) as a result of Mr. Nam’s permanent disability; or (iv) by Mr. Nam’s death, he or his estate shall only be entitled to receive base salary and bonuses already earned and accrued through the last day of his employment.

In the event of termination by Mr. Nam’s death or permanent disability, all such benefits identified under the employment agreement shall be maintained and in effect for twelve (12) additional months by the Company. Any and all such unvested benefits (i.e. 401(k), restricted stock or stock options) shall immediately vest.
If Mr.Nam’s employment with the Company is terminated by the Company (other than upon the expiration of the Employment terms, for Cause, or by reason of disability, or upon Mr. Nam’s death) at any time within ninety (90) days before, or within twelve (12) months after, a Change in Control of the Company (as defined in such agreement), or if Mr. Nam’s employment with the Company is terminated by him for good reason (as defined in such agreement) within six (6) months after a Change in Control, or if Mr. Nam’s employment with the Company is terminated by Mr. Nam for any reason, including without Good Reason, during the period commencing six (6) months after a Change in Control and ending twelve (12) months after a Change in Control, then the Company shall pay to Mr. Nam: (i) any accrued, unpaid base salary payable as in effect on the date of termination, (ii) any unreimbursed business expenses and (iii) a severance benefit, in a lump sum cash payment, in an amount equal to: (A) twice Mr.Nam’s annual rate of base salary, as in effect as of the date of termination, plus two times Mr.Nam’s target bonus for the fiscal year of the Company in which the date of termination occurs.
In the event Mr.Nam is entitled to the severance benefits, each stock option exercisable for shares of Company common stock granted under the Company’s stock incentive plan that is held by Mr.Nam, if then outstanding, shall become immediately vested and exercisable with respect to all of the shares of Company common stock subject thereto on the date of termination and shall be exercisable in accordance with the provisions of the Company’s stock incentive plan and option agreement pursuant to which such option was granted. In addition, in the event Mr.Nam is entitled to severance benefits, a restricted stock award and restricted shares of the Company common stock granted under the Company’s stock incentive plan that is held by Mr.Nam that is subject to a forfeiture, reacquisition or repurchase option held by the Company shall become fully vested, nonforfeitable and no longer subject to reacquisition or repurchase by the Company or other restrictions on the date of termination.
Mr.Nam shall not, without the prior written consent of the Company, use or make accessible to any other person, any confidential information pertaining to the business or affairs of the Company, except (i) while employed by the Company, in the business of and for the benefit of the Company, or (ii) when required to do so by applicable law.
Mr.Nam hereby covenants that, during the period commencing on the date thereof and ending on the two (2) year anniversary of the date of Mr.Nam’s termination date, he and his affiliates shall not directly or indirectly, through any others person, (i) employ, solicit or induce any individual who is, or was at any time during the one (1) year period prior to the termination date, an employee or consultant of the Company, (ii) cause such individual to terminate or refrain from renewing or extending his or his employment by or consulting relationship with the Company, or (iii) cause such individual to become employed by or enter into a consulting relationship with the Company and its affiliates or any other individual, person or entity.
Mr.Nam and his affiliates shall not solicit, persuade or induce any customer to terminate, reduce or refrain from renewing or extending its contractual or other relationship with the Company in regard to the purchase of products or services, performed, manufactured, marketed or sold by the Company or any other person. Mr.Nam and his affiliates shall not solicit, persuade or induce any supplier to terminate, reduce or refrain from renewing or extending his, his or its contractual or other relationship with the Company. During the term of his employment, the Executive shall not engage or assist others to engage in a competing business.
Kelly Anderson
The Company entered into a written employment agreement with Ms. Kelly Anderson (“Executive”) on April 17, 2010 in which it agreed to employ Executive during the term hereof as its Chief Financial Officer. Executive’s term of employment shall continue until December 30, 2011. The Agreement shall automatically renew, annually, upon the terms and conditions set forth herein unless terminated by either party by written notice 60 days prior to the expiration of the then term.
For the period of one year commencing on April 30, 2010, the Company shall pay Executive a base salary of $190,000 per annum. During her employment and any renewal or extension period thereafter, the Executive shall be entitled to receive, on March 15 of each calendar year, an annual bonus based upon an approved budget by the Company’s Board of Directors and/or its Compensation Committee.
If Board determines that the Company does not have sufficient cash available to make the above described cash obligations, the Board shall have the right to make such payments in stock, but at no time shall the cash payment due under the cash obligation fall below one third of the payment obligation.
Executive shall be eligible to participate in any Compensation Plan or Program (401(k) Plan and Stock Option Plan) maintained by the Company in which other Executives or employees of the Company participate, on similar terms.
The Company shall provide to the Executive and her family, during the employment with coverage under all employee medical, dental and vision benefit programs, plans or practices adopted by the Company and made available to all employees of the Company. The Executive shall be entitled to four (4) weeks paid vacation in each calendar year (but no more than ten “10” consecutive business days at any given time).
The Company may terminate Executive’s employment at any time for any reason. If Executive’s employment is terminated by the Company other than for Cause (as defined in such agreement), Executive shall receive a severance payment equal to six (6) months’ Base Salary and six (6) months’ benefits, and any earned and/or accrued Bonus, as in effect immediately prior to such termination, payable in accordance with the ordinary payroll practices of the Company, but not less frequently than semi-monthly following such termination of employment.
In the event that Executive’s employment is terminated (i) by the Company for Cause; (ii) by the Executive on a voluntary basis; (iii) as a result of the Executive’s Permanent Disability; or (iv) by the Executive’s death, then Executive or her Estate shall only be entitled to receive Base Salary and Bonuses already earned and accrued through the Termination Date.
In the event of termination by the Executive’s death or Permanent Disability, all such benefits identified herein shall be maintained and in effect for six (6) additional months by the Company. Any and all such unvested benefits (i.e. 401(k), restricted stock or stock options) shall immediately vest.
If Executive’s employment with the Company is terminated by the Company (other than upon the expiration of the Employment terms, for Cause, or by reason of Disability, or upon Executive’s death) at any time within ninety (90) days before, or within twelve (12) months after, a Change in Control, or if the Executive’s employment with the Company is terminated by the Executive for Good Reason (as defined in the Employment Agreement) within six (6) months after a change in control, or if the Executive’s employment with the Company is terminated by the Executive for any reason, including without Good Reason, during the period commencing six (6) months after a Change in Control and ending twelve (12) months after a Change in Control, then the Company shall pay to the Executive: (i) any accrued, unpaid base salary payable as in effect on the Date of Termination, (ii) any unreimbursed business expenses and (iii) a severance benefit, in a lump sum cash payment, in an amount equal to: (A) the Executive’s annual rate of base salary, as in effect as of the Date of Termination, plus the Executive’s Target Bonus for the fiscal year of the Company in which the Date of Termination occurs.
In the event the Executive is entitled to the severance benefits, each stock option exercisable for shares of Company Common Stock granted under the Company’s stock incentive plan that is held by the Executive, if then outstanding, shall become immediately vested and exercisable with respect to all of the shares of Company Common Stock subject thereto on the Date of Termination and shall be exercisable in accordance with the provisions of the Company’s stock incentive plan and option agreement pursuant to which such option was granted. In addition, in the event the Executive is entitled to severance benefits, a restricted stock award and restricted shares of the Company Common Stock granted under the Company’s stock incentive plan that is held by the Executive that is subject to a forfeiture, reacquisition or repurchase option held by the Company shall become fully vested, nonforfeitable and no longer subject to reacquisition or repurchase by the Company or other restrictions on the Date of Termination. The Executive shall not, without the prior written consent of the Company, use or make accessible to any other Person, any Confidential Information pertaining to the business or affairs of the Company, except (i) while employed by the Company, in the business of and for the benefit of the Company, or (ii) when required to do so by applicable law.

The Executive hereby covenants that, during the period commencing on the date hereof and ending on the two (2) year anniversary of the Termination Date (the “Restricted Period”), the Executive and her affiliates shall not directly or indirectly, through any other Person, (i) employ, solicit or induce any individual who is, or was at any time during the one (1) year period prior to the Termination Date, an employee or consultant of the Company, (ii) cause such individual to terminate or refrain from renewing or extending her or her employment by or consulting relationship with the Company, or (iii) cause such individual to become employed by or enter into a consulting relationship with the Company and its affiliates or any other individual, Person or entity.
The Executive and her affiliates shall not solicit, persuade or induce any customer to terminate, reduce or refrain from renewing or extending its contractual or other relationship with the Company in regard to the purchase of products or services, performed, manufactured, marketed or sold by the Company or any other Person. The Executive and her affiliates shall not solicit, persuade or induce any supplier to terminate, reduce or refrain from renewing or extending her, her or its contractual or other relationship with the Company. During the term of her employment, the Executive shall not engage or assist others to engage in a competing business.
     Other than such arrangements described above, we have no other formal employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.
     Plan-Based Awards
     The following table sets forth certain information with respect to grants of plan-based awards made to the Named Executive Officers under our equity incentive plans.

								All Other
								Stock	All Other
								Awards:	Option	Exercise
		Estimated Future Payouts			Estimated Future Payouts			Number	Awards:	or Base	Grant Date
		Under Non-Equity Incentive			Under Equity Incentive			of Shares	Number of	Price of	Fair Value
		Plan Awards			Plan Awards			of Stock	Securities	Option	of Option
		Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Underlying	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)	(#)	Options (#)	($/Sh)	($/Sh)(2)
Ki Nam	12/10/2007	—	—	—	—	—	—		1,000,000	$0.77	$990,000
Kelly J.	3/17/2008	—	—	—	—	—	—		200,000	$0.60	$192,000
Anderson(1)	11/13/2008								200,000	$1.40	$260,000
Jason Kim(3)	12/10/2007	—	—	—	—	—	—		1,000,000	$0.60	$980,000

(1)	Ms. Anderson commenced employment on March 17, 2008, and prior to her employment, Mr. Kim was the acting CFO.

(2)	The grant date fair value is the value of awards granted in 2009, 2008, and 2007 as determined in accordance with accounting standard, which is recognized for financial reporting purposes .

(3)	Mr. Kim resigned from the Company effective January 15, 2010
     The following table summarizes the amount of our executive officers’ equity-based compensation outstanding at the fiscal year ended December 31, 2009 :

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards						Stock Awards
Equity
Incentive
			Equity					Equity	Plan Awards:
			Incentive Plan					Incentive	Market or
			Awards:				Market	Plan Awards:	Payout Value
	Number of	Number of	Number of			Number	Value of	Number of	of Unearned
	Securities	Securities	Securities			of Shares	Shares or	Unearned	Shares, Units
	Underlying	Underlying	Underlying			or Units of	Units of	Shares, Units	or Other
	Unexercised	Unexercised	Unexercised	Option	Option	Stock that	Stock that	or Other	Rights that
	Options (#)	Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	Rights that	Have Not
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested ($)	Have Not Vested (#)	Vested ($)
Ki Nam	937,500		62,500	0.77	12/10/2017
Kelly J. Anderson(1)	87,500		112,500	0.60	3/17/2018
	54,167		145,833	1.40	11/13/2018
Jason Kim	854,167		145,833	0.60	12/10/2017

(1)	Ms. Anderson commenced employment on March 17, 2008, and prior to employment, Mr. Kim was the acting CFO.
Option Exercises and Stock Vested
     The following table sets forth certain information regarding exercises of stock options and stock vested held by the Named Executive Officers during the year ended December 31, 2009 [please update]:
Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)	($)
Ki Nam	—	$—	—	$—
Kelly J. Anderson(1)	—	—	—	—

(1)	Ms. Anderson commenced employment on March 17, 2008, and prior to her employment, Mr. Kim was the acting CFO.
Director Compensation
     The following table reflects all compensation awarded to, earned by or paid to the directors below for the year ended December 31, 2009. The persons listed below received the following compensation in exchange for their services as members of the Board of Directors of the Company for the year ended December 31, 2009. Ki Nam, our Chief Executive Officer, received no additional compensation as a director of the Company.

					Pension
				Non-	Value and
	Fees			Equity	Nonqualified
	Earned			Incentive	Deferred
	or Paid in	Stock		Plan	Compensation	All Other
	Cash	Awards	Options	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)(2)	($)	($)	($)	($)
Ki Nam	—	—	(1)			(1)	—
David Snowden	20,000	—	—				20,000
Steven Healy	20,000	—	—				20,000
Mary Schott	20,000		61,000				81,000

(1)	Mr. Nam’s compensation as a director is reflected in the table titled “Summary Compensation Table” above.

(2)	The amounts shown in this column represent the dollar amount recognized for financial statement reporting purposes for the years ended December 31, 2009, 2008 and 2007 with respect to stock options granted, as determined pursuant to the accounting standard. The option awards fair values were $0.98 and $1.22 for 2007 and 2009, respectively. There were no grant awards during 2008
Securities Authorized for Issuance under Equity Compensation Plans or Individual Compensation Arrangements
     Please see the section titled “Securities Authorized for Issuance under Equity Compensation Plans” under Item 5 above.
Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth information as to each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock and Series A Preferred Stock and as to the security and percentage ownership of each executive officer and director of the Company and all officers and directors of the Company as a group as of December 1, 2010.
     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, we believe that the beneficial owners listed below, based on the information furnished by these owners, have sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to applicable community property laws.
     Unless otherwise indicated, the address of each beneficial owner listed below is 2990 Airway Ave., Building A., Costa Mesa, California 92626.

				Number of	Percentage of
	Number of	Percent of		Shares of	Shares of
	Shares of	Shares of		Series A	Series A
	Common Stock	Common Stock		Preferred Stock	Preferred Stock
	Beneficially	Beneficially		Beneficially	Beneficially
Name of Beneficial Owner and Address	Owned(1)	Owned(1)(2)		Owned	Owned(13)
Executive Officers and/or Directors:
Ki Nam	33,237,464	61.9	%(3)	976,865	8.5%
Kelly Anderson	233,333	*	(4)	—	—
David Snowden	46,876	*	(5)	—	—
Steven Healy	42,608	*	(6)	—	—
Mary S. Schott	50,000	*	(7)	—	—
Robert Thomson	33,105,000	42.6	%(8)	9,370,698	81.5	%(14)
5% Stockholders:
Immersive Media Corp.	4,465,017	8.7	%(9)	—	—
Vision Opportunity Master Fund, Ltd.	28,381,165	38.4	%(10)	7,451,765	64.8%
Total Force International Limited	8,000,000	14.1	%(11)	—	—
Vision Capital Advantage Fund	4,723,835	9.0	%(15)	1,918,933	16.7%
All Executive Officers and Directors as a Group (7 persons)	66,715,380	80.0	%(12)	10,347,563	90.0%

*	Holders hold less than 1%.

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	As of December 1, 2010, there were 48,558,462 common shares issued and outstanding.

(3)	This number includes 27,155,230 shares of common stock, 1,953,730 shares of common stock, as converted, and warrants to purchase 2,228,504 shares of common stock held by The Nam Family Trust Dated 02/17/07, Ki Nam and Yeong Hee Nam as Trustees. This number does include 900,000 shares of common stock held by Justin Nam, who is the son of this stockholder. Further, this number does not include 900,000 shares of common stock held by Michelle Nam, who is the daughter of this stockholder. These include 1,000,000 shares subject to an option to purchase common stock. Thus, the percentage of common stock beneficially owned by Mr. Nam is based on a total of 53,740,696 shares of common stock.

(4)	This number includes options to purchase 233,333 shares of common stock held by Ms. Anderson. Thus, the percentage of common stock beneficially owned by Ms. Anderson is based on a total of 48,791,795 shares of common stock.

(5)	This number includes options to purchase 46,875 shares of common stock held by Mr. Snowden. Thus the percentage of common stock beneficially owned by Mr. Snowden is based on a total of 48,605,337 shares of common stock.

(6)	This number includes options to purchase 42,708 shares of common stock held by Mr. Healy. Thus the percentage of common stock beneficially owned by Mr. Healy is based on a total of 48,601,170 shares of common stock.

(7)	This number includes options to purchase 50,000 shares of common stock held by Ms. Schott. Thus the percentage of common stock beneficially owned by Ms. Schott is based on a total of 48,608,460 shares of common stock.

(8)	Robert Thomson has been designated by Vision Opportunity Master Fund, Ltd. to our board of directors. The reported securities are owned directly by Vision Opportunity Master Fund, Ltd. (“VOMF”) and its affiliate Vision Capital Advantage Fund, L.P. (“VCAF”), and together with VOMF, the “Vision Entities”), and Mr. Thomson has no direct interest in these shares. VOMF and VCAF are the direct owners of the subject securities. VCAF GP, LLC (the “General Partner”) serves as general partner of VCAF; the Managing Member of the General Partner is Adam Benowitz. Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to VOMF and VCAF. Adam Benowitz is the Managing Member of the Investment Manager. Robert Thomson currently serves as VOMF’s and VCAF’s representative on the Issuer’s board of directors; VOMF and VCAF may be deemed a director by virtue of their right to appoint a director. The 33,105,000 shares listed represent the 2,977,635 and 885,969 common shares held by VOMF and VCAF, respectively, as well as (all figures given in the aggregate) (a) the series G Warrants to purchase up to 3,500,000 shares of the Issuer’s common stock, (b) the 10% Convertible Promissory Notes (the “Notes”) currently convertible into 7,000,000 shares of the Issuer’s common stock, (c) the 7,451,765 Series A Convertible Preferred Stock convertible into 14,903,530 shares of the Issuer’s common stock held by VOMF (d) (c) the 1,918,933 Series A Convertible Preferred Stock convertible into 3,837,866 shares of the Issuer’s common stock held by VCAF. The Series G Warrants, the Notes, and the Series A Convertible Preferred Stock owned by VOMF and VCAF are subject to a beneficial ownership limitation such that at no time may VOMF or VCAF convert all or a portion of such securities if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by VOMF, VCAF and its affiliates at such time, the number of shares of Common Stock which would result in VOMF, VCAF and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.99% of all of the Common Stock of the Issuer outstanding at such time (the “Beneficial Ownership Limitation”); provided, however, that upon VOMF or VCAF providing the Issuer with sixty-one (61) days notice (the “Waiver Notice”) that VOMF or VCAF would like to waive the Beneficial Ownership Limitation with regard to any or all shares of Common Stock issuable upon conversion of such securities. VOMF, VCAF, the Investment Manager, the General Partner, Mr. Benowitz and Mr. Thomson and any affiliate (the “Vision Entities”) disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Vision Entities are the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. Mr. Thomson disclaims beneficial ownership of all securities reported herein. Thus, the percentage of common stock beneficially owned by Robert Thomson is based on a total of 77,799,858 shares of common stock. The principal business office of VCAF is 20 West 55th Street, 5th Floor, New York, New York 10019. The principal business office of VOMF is Vision

Opportunity Master Fund, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9007..

(9)	This number includes warrants to purchase 1,987,639 shares of common stock held by Immersive Media Corp and convertible note for 641,026 shares. Thus, the percentage of common stock beneficially owned by Immersive Media Corp. is based on a total of 51,187,127 shares of common stock. The address for Immersive Media Corp. is Immersive Media Corp. is 224 — 15th Avenue SW, Calgary, AB T2R 0P7 Canada.

(10)	Vision Opportunity Master Fund, Ltd. (the “VOMF”) and Vision Capital Advantage Fund, L.P. (“VCAF”) are the direct owners of the subject securities. VCAF GP, LLC (the “General Partner”) serves as general partner of VCAF; the Managing Member of the General Partner is Adam Benowitz. Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to VOMF and VCAF. Adam Benowitz is the Managing Member of the Investment Manager. Robert Thomson currently serves as VOMF’s and VCAF’s representative on the Issuer’s board of directors; VOMF and VCAF may be deemed a director by virtue of their right to appoint a director. The 33,125,000 shares listed represent the 2,977,635 and 885,969 common shares held by VOMF and VCAF, respectively, as well as (all figures given in the aggregate) (a) the series G Warrants to purchase up to 3,500,000 shares of the Issuer’s common stock, (b) the 10% Convertible Promissory Notes (the “Notes”) currently convertible into 7,000,000 shares of the Issuer’s common stock, (c) the 7,451,765 Series A Convertible Preferred Stock convertible into 14,903,530 shares of the Issuer’s common stock held by VOMF (d) (c) the 1,918,933 Series A Convertible Preferred Stock convertible into 3,837,866 shares of the Issuer’s common stock held by VCAF. The Series G Warrants, the Notes, and the Series A Convertible Preferred Stock owned by VOMF and VCAF are subject to a beneficial ownership limitation such that at no time may VOMF or VCAF convert all or a portion of such securities if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by VOMF, VCAF and its affiliates at such time, the number of shares of Common Stock which would result in VOMF, VCAF and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.99% of all of the Common Stock of the Issuer outstanding at such time (the “Beneficial Ownership Limitation”); provided, however, that upon VOMF or VCAF providing the Issuer with sixty-one (61) days notice (the “Waiver Notice”) that VOMF or VCAF would like to waive the Beneficial Ownership Limitation with regard to any or all shares of Common Stock issuable upon conversion of such securities. VOMF, VCAF, the Investment Manager, the General Partner, Mr. Benowitz and Mr. Thomson and any affiliate (the “Vision Entities”) disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Vision Entities are the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. Thus, the percentage of common stock beneficially owned by Vision Opportunity Master Fund is based on a total of 73,961,992 shares of common stock. The principal business office of VCAF is 20 West 55th Street, 5th Floor, New York, New York 10019. The principal business office of VOMF is Vision Opportunity Master Fund, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9007.

(11)	This number includes 4,000,000 shares of common stock, as converted, and warrants to purchase 4,000,000 shares of common stock held by Total Force International Limited. Thus, the percentage of common stock beneficially owned by Total Force International Limited is based on a total of 56,558,462 shares of common stock. The address for Total Force International Limited is Rm 1604 Wst Tower, Shun Tak Center, Hong Kong.

(12)	This number includes 20,695,126 shares of common stock, as converted, warrants to purchase 5,728,504 shares of common stock, the 10% Convertible Promissory Notes (the “Notes”) currently convertible into 7,000,000 shares of our common stock,and options to purchase 1,372,916 shares of common stock held by the executive officers and directors. Thus, the percentage of common stock beneficially owned by the executive officers and directors is based on a total of 67,615,380 shares of common stock.

(13)	As of December 1, 2010, there were 11,502,563 shares of Series A Preferred Stock outstanding.

(14)	The reported shares of Series A Convertible Preferred Stock are owned directly by the Vision Entities; such shares are convertible at any time, at the holders’ election, into 18,741,396 shares of our common stock (the quotient of the liquidation preference amount of $1.00 per share divided by the current conversion price of $0.50 per share times the number of shares of Series A Preferred Stock). The Vision Entities may not acquire shares of common stock upon conversion of the Convertible Preferred Stock to the extent that, upon conversion, the number of shares of common stock beneficially owned by the Vision Entities and its affiliates would exceed 4.99% of the issued and outstanding shares of our common stock; provided, that this restriction on conversion can be waived at any time by the funds on 61 days’ notice. Mr. Thomson disclaims beneficial ownership of all securities reported herein.

(15)	The reported securities are owned directly by VCAF include, 885,969 common shares, as well as (all figures given in the aggregate) the 1,918,933 Series A Convertible Preferred Stock convertible into 3,837,866 shares of our common stock. The Series A Convertible Preferred Stock are subject to a beneficial ownership limitation such that VCAF may not convert or exercise such securities to the extent that the conversion or exercise would cause VCAF common stock holdings to exceed 4.99% of our total common shares outstanding, provided that this restriction on conversion can be waived at any time by the funds on 61 days’ notice. Thus, the percentage of common stock beneficially owned by VCAF is based on a total of 52,396,328 shares of common stock. The address for VCAF is 20 West 55th Street, Fifth Floor, New York, New York, 10019.
EQUITY COMPENSATION PLAN INFORMATION
     The following table sets forth, as of December 31, 2009, certain information related to our compensation plans under which shares of our common stock are authorized for issuance.

Number of Securities
		Weighted-Average	Remaining Available
		Exercise Price of	for Future Issuance
	Number of Securities to be	Outstanding	Under Equity
	Issued Upon Exercise of	Options,	Compensation Plans
	Outstanding Options,	Warrants and	(Excluding Securities
	Warrants and Rights	Rights	Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by stockholders	6,033,188	$0.77	1,416,812
Equity compensation plans not approved by stockholders	10,746,143	$0.87	—

Total	16,779,331		1,416,812
2007 Stock Option/Stock Issuance Plan
The 2007 Stock Option/Stock Issuance Plan (the “Option Plan”) became effective on August, 2007, the effective date the Board of Directors of T3 Motion approved the Option Plan. The maximum number of shares of Common Stock that may be issued over the term of the Option Plan is 7,450,000 shares.
Awards under the Option Plan may be granted to any of the T3 Motion’s employees, non-employee directors of T3 Motion or any of its parents or subsidiaries, and consultants and other independent advisors who provide services to T3 Motion or any of its parents or subsidiaries. Awards may consist of stock options (both incentive stock options and non-statutory stock options) and stock awards. An incentive stock option may be granted under the Option Plan only to a person who, at the time of the grant, is an employee of T3 Motion or a parent or subsidiary of T3 Motion.
The Option Plan will be administered by T3 Motion’s Board of Directors, with full power to authorize the issuance of shares of the T3 Motion’s Common Stock and to grant options to purchase shares of T3 Motion’s Common Stock. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. Any or all administrative functions, however, may be delegated by the Board to a committee of the Board.
The Option Plan provides that in the event of a merger of T3 Motion with or into another corporation or of a “change in control” of T3 Motion, including the sale of all or substantially all of T3 Motion’s assets, and certain other events, the Board of Directors may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award and accelerate the vesting of options.
The Option Plan will terminate on the earlier of (i) May 15, 2017, (ii) the date on which all 7,450,000 shares available for issuance under the Option Plan is issued, or (iii) the termination of all outstanding options in connection with a merger with or into another corporation or a “change in control” of T3 Motion.
The Board of Directors may generally amend or terminate the Option Plan as determined to be advisable. No such amendment or modification, however, may adversely affect the rights and obligations with respect to options or unvested stock issuances at the time outstanding under the Option Plan unless the optionee or the participant consents to such amendment or modification. Also, certain amendments may require shareholder approval pursuant to applicable laws and regulations.
Warrants
     From time to time, we issue warrants to purchase shares of the Company’s common stock to investors, note holders and to non-employees for services rendered or to be rendered in the future. Such warrants are issued outside of the Plan.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Transactions with Related Parties
     The following table reflects the activity of the related party transactions as of the respective periods.
Accounts Receivable
     As of September 30, 2010, December 31, 2009 and December 31, 2008, the Company has receivables of $35,722, $28,902 and $28,902, respectively, due from Graphion Technology USA LLC (“Graphion”) related to consulting services rendered and fixed assets sold to them. During the nine months ended September 30, 2010, the Company sold fixed assets for $6,820 to Graphion. Graphion is wholly owned by the Company’s Chief Executive Officer and is under common ownership. The amounts due are non-interest bearing and due upon demand.
     As of September 30, 2010, December 31, 2009 and December 31, 2008, there were outstanding related party receivables of $10,670, $6,756 and $4,346, respectively, which primarily relate to receivables due from Mr. Nam for rent at the Company’s operating facility.
Prepaid Expenses
     As of September 30, 2010, December 31, 2009 and December 31, 2008, there was $0, $0 and $120,000, respectively, of prepaid inventory from Graphion.
Related Party Payables
     The Company purchases batteries and research and development parts from Graphion. For the nine months ended September 30, 2010 and 2009, purchases were $100,000 and $520,278, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company purchased $622,589, $635,749 and $0, respectively, of parts and had an outstanding accounts payable balance of $0, $104,931 and $120,749 at September 30, 2010, December 31, 2009 and December 31, 2008, respectively.
     As of September 30, 2010, December 31, 2009 and December 31, 2008, the Company had related party payable balances of $0, $0 and $2,034,734, respectively. The 2008 related party payable balance was comprised of $1,536,206 due Albert Lin, CEO of Sooner Capital, principal of Maddog and a Director of Immersive, in addition to $498,528 in advances from Mr. Nam for the Company’s operating requirements.
     On February 20, 2009, the Company entered into a settlement agreement with Mr. Lin whereby Mr. Lin released the Company from its obligations to issue certain securities upon the occurrence of certain events, under the agreement dated December 30, 2007, in exchange for the Company issuing 931,034 shares of common stock at $1.65 per share totaling $1,536,206 for investor relations services performed. The Company recorded the value of the shares in related party payables at December 31, 2008. The Company issued the shares on February 20, 2009.

Intangible Assets
     On March 31, 2008, the Company paid $1,000,000 to Immersive, one of the Company’s shareholders, to purchase a GeoImmersive License Agreement giving the Company the right to resell data in the Immersive mapping database. The Company recorded $375,000 of amortization expense.
On March 16, 2009, the Company revised the terms of the agreement to revise the start of the two year license to begin upon the completion and approval of the post-production data. The revision includes automatic one-year renewals unless either party cancels within 60 days of the end of the contract. Upon the execution of the revision, the Company ceased amortizing the license and will test annually for impairment until the post-production of the data is complete. At December 31, 2009, management performed its annual review to assess potential impairment and deemed the intangible asset to be fully impaired, as management has decided to allocate the resources required to map the data elsewhere. As a result, the remaining value, of $625,000, was fully amortized as of December 31, 2009.
Notes Payable
Immersive Note
     On December 31, 2007, the Company issued a 12% secured promissory note in the principal amount of $2,000,000 to Immersive due on December 31, 2008. The note is secured by all of the Company’s assets. On March 31, 2008, the Company repaid $1,000,000 of the note. In addition, the Company granted 697,639 of warrants exercisable at $1.08 per share of common stock. The warrants are immediately exercisable. The Company recorded a debt discount of $485,897 related to the fair value of the warrants, which was calculated using the Black-Scholes Merton option pricing model. The debt discount was amortized to interest expense over the original term of the promissory note. Amortization of the debt discount was $485,897 for the year ended December 31, 2008.
     On December 19, 2008, the Company amended the terms of the note with Immersive to extend the maturity date of the outstanding balance of $1,000,000 from December 31, 2008 to March 31, 2010. In addition, in the event that the Company receives (i) $10,000,000 or more in a private placement financing or (ii) $15,000,000 or more in equity financing at any time after the date of the amendment and prior to March 31, 2010, the note shall become immediately due and payable. Pursuant to the terms of the amended promissory note, during the pendency and prior to the closing of an equity offering, Immersive will have the option to convert the outstanding and unpaid principal and accrued interest into units of the Company’s equity at $1.65 per unit, subject to adjustment.
     In December 2009, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock in connection with an equity offering. As a result of the December 2009 equity offering, the Company recorded the fair value of the conversion feature of $1,802 as a debt discount and will amortize such amount to interest expense over the remaining term of the promissory note. Amortization of the debt discount was not significant for the period ended December 31, 2009. The Company recorded the corresponding amount as a derivative liability and any change in fair value of the conversion feature will be recorded through earnings at each reporting date. The change in fair value of the conversion feature was not significant for the period ended December 31, 2009.
     As of September 30, 2010, December 31, 2009 and December 31, 2008, the related party note payable balance, net of discount, due Immersive was $797,784, $958,735 and $1,000,000, respectively.
     In conjunction with the amendment, the Company also agreed to issue contingent warrants for up to 250,000 shares of common stock, $0.001 par value per share, originally at $2.00 per share, for extending the note. When the Company authorizes and issues the preferred stock, the exercise price will be adjusted pursuant to the terms of the warrant agreement. Immersive received a warrant to purchase 50,000 shares since the note was not repaid by March 31, 2009. For every month that the note remains outstanding thereafter, Immersive shall receive an additional warrant for 16,667 shares. As of December 31, 2009, the Company issued 200,000 of these warrants and recorded a debt discount of $141,663 and amortized approximately $99,126 of the discount to interest expense during the year ended December 31, 2009. As a result of the December 2009 equity offering, the exercise price of the warrants was adjusted to $0.70 per share. During the three months ended March 31, 2010, the Company issued 50,000 warrants under the agreement. The Company recorded a debt discount of $15,274 during the three months ended March 31, 2010 and a total debt discount of $155,938 based on the estimated fair value of the 250,000 warrants issued, and amortized approximately $56,539 and $56,274 of the discount to interest expense during the nine months ended September 30, 2010 and 2009, respectively. As a result of the December 2009 equity offering, the exercise price of the warrants was adjusted to $0.70 per share.
     The various amendments of the note resulted in terms that were substantially different from the terms of the original note. As a result, the modification was treated as an extinguishment of debt during the year ended December 31, 2008. There was no gain or loss recognized in connection with the extinguishment.
     As of March 31, 2010, the debt discount related to the fair value of the warrants issued and the derivative liability related to the conversion feature were fully amortized. On March 31, 2010, Immersive agreed to extend the note to April 30, 2010. As consideration for extending the note, the Company agreed to exchange Immersive’s Class A warrants to purchase up to 697,639 shares of the Company’s common stock at an exercise price of $1.08 per share and its Class D warrants to purchase up to 250,000 shares of the Company’s common stock at an exercise price of $2.00 per share, for Class G Warrants to purchase up to 697,639 and 250,000 shares of the Company’s common stock, respectively, each with an exercise price of $0.70 per share. The Company recorded a debt discount and derivative liability of $1,898 based on the incremental increase in the estimated fair value of the re-pricing of the 250,000 warrants. The Company recorded an additional debt discount and derivative liability in the amount of $216,811 based on the estimated fair value of the 697,639 warrants issued. The total debt discount was amortized in April 2010.
     The note and accrued interest were not repaid in full by April 30, 2010. As a result, per the agreement, the maturity date was extended to March 31, 2011 and the Company issued Class G Warrants to purchase up to 1,040,000 shares of the Company’s common stock at an exercise price of $0.70 per share. The interest rate compounded annually was amended to 15.0%. The Company recorded interest expense of $102,500 for the nine months ended September 30, 2010 and recorded accrued interest expense of $102,500 as of September 30, 2010. The terms of the Class G Warrants are substantially similar to prior Class G warrants issued by the Company. The Company recorded a debt discount of $329,120 related to the fair value of the warrants issued. Amortization of the debt discount was for the nine months ended September 30, 2010, respectively.
Vision Opportunity Master Fund, Ltd. Bridge Financing
     On December 30, 2009, The Company sold $3,500,000 in debentures and warrants to Vision Opportunity Master Fund, Ltd. (“Vision”) through a private placement pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Company issued to Vision, 10% Secured Convertible Debentures (“Debentures”), with an aggregate principal value of $3,500,000.
     The Debentures accrue interest on the unpaid principal balance at a rate equal to 10% per annum. The maturity date is December 30, 2010. At any time after the 240th calendar day following the issue date, the Debentures are convertible into “units” of Company securities at a conversion price of $1.00 per unit, subject to adjustment. Each “unit” consists of one share of the Company’s Series A Convertible Preferred Stock and a warrant to purchase one share of the Company’s common stock. As a result of the 240 th day passing the Company recorded an additional debt discount and derivative liability in the amount of $275,676 for the nine months ended September 30, 2010. The Company may redeem the Debentures in whole or part at any time after September 30, 2010 for cash in an amount equal to 120% of the principal amount plus accrued and unpaid interest and certain other amounts due in respect of the Debenture. Interest on the Debentures is payable in cash on the maturity date or, if sooner, upon conversion or redemption of the Debentures. In the event of default under the terms of the Debentures, the interest rate increases to 15% per annum. The Company recorded interest expense of $265,000 for the nine months ended September 30, 2010 and had accrued interest of $265,000 as of September 30, 2010.
     The Purchase Agreement provides that during the 18 months following December 30, 2009, if the Company or its wholly-owned subsidiary, T3 Motion, Ltd., a company incorporated under the laws of the United Kingdom (the “Subsidiary”), issue common stock, common stock equivalents for cash consideration, indebtedness, or a combination of such securities in a subsequent financing (the “Subsequent Financing”), Vision may participate in such Subsequent Financing in up to an amount equal to Vision’s then percentage ownership of the Company’s common stock.

     The Purchase Agreement also provides that from December 30, 2009 to the date that the Debentures are no longer outstanding, if the Company effects a Subsequent Financing, Vision may elect, in its sole discretion, to exchange some or all of the Debentures then held by Vision for any securities issued in a Subsequent Financing on a “$1.00 for $1.00” basis (the “Exchange”); provided, however, that the securities issued in a Subsequent Financing will be irrevocably convertible, exercisable, exchangeable, or resettable (or any other similar feature) based on the price equal to the lesser of (i) the conversion price, exercise price, exchange price, or reset price (or such similar price) in such Subsequent Financing and (ii) $1.00 per share of common stock. Vision is obligated to elect the Exchange on a $0.90 per $1.00 basis (not a $1.00 for $1.00 basis) if certain conditions regarding the Subsequent financing and other matters are met.
     Also pursuant to the Purchase Agreement, Vision received Series G Common Stock Purchase Warrants (the “Warrants”). Pursuant to the terms of Warrants, Vision is entitled to purchase up to an aggregate of 3,500,000 shares of the Company’s common stock at an exercise price of $0.70 per share, subject to adjustment. The Warrants have a term of five years after the issue date of December 30, 2009.
     The debt discount was allocated between the warrants and the conversion feature of $1,077,652 and $1,549,481, respectively, for the year ended December 31, 2009. The discount is being amortized over the term of the Debentures. The Company amortized $1,950,506 for the nine months ended September 30, 2010. The remaining unamortized warrant and beneficial conversion feature values are recorded as a discount on the Debentures in the accompanying condensed consolidated balance sheets.
     During the nine months ended September 30, 2009, the Company amortized $1,363,848 of interest expense related to a debt discount on a different note to Vision that was ultimately exchanged for shares of the Company’s Preferred Stock.
     The Subsidiary entered into a Subsidiary Guarantee (“Subsidiary Guarantee”) for the Company’s benefit to guarantee to Vision the obligations due under the Debentures. The Company and the Subsidiary also entered into a Security Agreement (“Security Agreement”) with Vision, under which the Company and the Subsidiary granted to Vision a security interest in certain of the Company’s and the Subsidiary’s property to secure the prompt payment, performance, and discharge in full all obligations under the Debentures and the Subsidiary Guarantee.
     On December 30, 2009, the Company also entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Vision and Vision Capital Advantage Fund, L.P. (“VCAF” and, together with Vision, the “Vision Parties”). Pursuant to the Exchange Agreement, the Company issued to the Vision Parties an aggregate of 9,370,698 shares of Preferred Stock. 3,055,000 shares of Preferred Stock were issued in exchange for the delivery and cancellation of 10% Secured Convertible Debentures previously issued by us to the Vision Parties in the principal amount of $2,200,000 (issued December 30, 2008) and $600,000 (issued May 28, 2009) plus accrued interest of $255,000 in conjunction with the issuance of Series A Preferred Stock, the Company issued Class F warrants to purchase 6,110,000 shares of common stock at $0.70 per share; 2,263,750 shares of Preferred Stock were issued in exchange for the delivery and cancellation of Series A, B, C, D, E and F warrants previously issued by us to the Vision Parties, the Company recorded a gain of $45,835 related to the exchange of the warrants for preferred stock; and 4,051,948 shares of Preferred Stock were issued to satisfy the Company’s obligation to issue equity to the Vision Parties pursuant to a Securities Purchase Agreement dated on March 24, 2008 and amended on May 28, 2009. Under the Exchange Agreement, Ki Nam, The Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company, also agreed to convert a promissory note plus the accrued interest, previously issued to him by the Company into 976,865 shares of Preferred Stock and warrants to purchase up to 1,953,730 shares of common stock (which warrants have the same terms as the Warrants issued to Vision pursuant to the Purchase Agreement).
     The Company, Mr. Nam and Vision Parties also entered into a Stockholders Agreement, whereby Mr. Nam agreed to vote, in the election of members of the Company’s board of directors, all of his voting shares of the Company in favor of (i) two nominees of Vision Parties so long as their ownership of common stock of the Company is 22% or more or (ii) or one nominee of Vision Parties so long as their ownership of common stock of the Company is 12% or more.

     On May 28, 2009, the Company issued to Vision, 10% Debentures, with an aggregate principal value of $600,000. As noted above, these 10% Debentures were cancelled in connection with the December 30, 2009 financing with Vision. Additionally, Vision received Series E Common Stock Purchase Warrants to purchase up to an aggregate 300,000 shares of the Company’s common stock at an exercise price of $1.20 per share. Such Series E Common Stock Purchase Warrants were exchanged for shares of Preferred Stock in connection with the December 30, 2009 financing with Vision.
     On December 30, 2008, the Company sold $2.2 million in debentures and warrants through a private placement to Vision pursuant to a Securities Purchase Agreement. On December 30, 2009, pursuant to the Exchange Agreement, the Company issued to the Vision Parties, shares of Preferred Stock in exchange for the delivery and cancellation of these debentures and accrued interest.
     The reduction in exercise prices of Series B and C Warrants (which were exchanged on December 30, 2009 for Preferred Stock) was deemed to be a modification and resulted in additional recognition of approximately $79,000 as debt issuance cost at December 31, 2008. Moreover, the Company recorded a total debt discount of $1,215,638 for the effective beneficial conversion feature (“BCF”) of the debenture and debt discount related to the issuance of Series D Warrants (which were exchanged on December 30, 2009 for Preferred Stock), for the year ended December 31, 2008. The debt discount for the Series D Warrants was calculated using the Black-Scholes-Merton option pricing model. The BCF and warrants are amortized to interest expense over the one-year life of the note.
     The value of the debt discount was allocated between the debentures, the warrants, and the BCF, which amounted to $291,327, $201,222, $1,549,481 and $1,077,652, respectively, for the year ended December 31, 2009, and $607,819 and $607,819, respectively, for 2008. The discount of $3,119,682 and $1,215,638 as of December 31, 2009 and 2008, respectively, related to the warrants and the BCF, is being amortized over the term of the Debentures. The Company amortized $1,950,506 for the nine months ended September 30, 2010, and $2,317,792 and $2,236 for the years ended December 31, 2009 and 2008, respectively. The remaining unamortized warrant and beneficial conversion feature value is recorded as a discount on the Debentures on the accompanying balance sheet.
     During the nine months ended September 30, 2009, the Company amortized $1,363,848 of interest expense related to a debt discount on a different note to Vision that was ultimately exchanged for shares of the Company’s Preferred Stock.
     As of September 30, 2010, December 31, 2009 and December 31, 2008, the related party note payable balance, net of discount, due Vision was $2,552,931, $878,102 and $986,598, respectively.
Loan Agreement with Ki Nam
     On March 30, 2009, the Company entered into a loan agreement with Ki Nam, its chairman and CEO, whereby, Mr. Nam agreed to advance the Company up to $1,000,000, including $498,528 that had already been advanced by Mr. Nam for operating capital requirements through December 31, 2008. The line of credit was to remain open until the Company raised $10.0 million in equity. The note bore interest at 10% per annum. In the event the Company received (i) $10,000,000 or more in private placement financing or (ii) $15,000,000 or more in equity financing at any time after the date of the loan, the note was to become immediately due and payable.
     In connection with the loan agreement, the Company agreed to issue warrants to Mr. Nam for the purchase of up to 303,030 shares of the Company’s common stock, $0.001 par value per share, at $2.00 per share, subject to adjustment. The total number of warrants to be issued was dependent on the final amount of the loan. During the year ended December 31, 2009, the Company was advanced $414,963, including accrued interest, under the loan agreement. During the year ended December 31, 2009, 274,774 warrants were issued to Mr. Nam pursuant to the terms of the loan agreement The Company recorded a debt discount of $246,228 related to the estimated fair value of warrants, which was to be amortized as interest expense over the term of the loan agreement. The loan was convertible during the pendency of any current open equity financing round at $1.65 per share, subject to adjustment. Upon conversion, Mr. Nam was to receive additional warrants for the purchase of up to 606,060 shares of the Company’s common stock at $2.00 per share.

     For the nine months ended September 30, 2010 the Company received advances from Mr. Nam of which $390,000 was repaid in October of 2010.
     In December 2009, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock in connection with an equity offering (see Note 10). As a result of the December 2009 equity offering, the Company recorded the estimated fair value of the conversion feature of $443 as a debt discount, which was to be amortized to interest expense over the remaining term of the loan agreement. The Company recorded the corresponding amount as a derivative liability and any change in fair value of the conversion feature was to be recorded through earnings at each reporting date. The change in fair value of the conversion feature was not significant for the period ended December 31, 2009.
     On December 30, 2009, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Mr. Nam. Under the Exchange Agreement, Mr. Nam agreed to convert the balance of the promissory note, including accrued interest, of $976,865 into 976,865 shares of the Company’s Series A Convertible Preferred Stock and warrants to purchase up to 1,953,730 shares of the Company’s common stock, exercisable at $0.70 per share, subject to adjustment. The ability for Mr. Nam to receive additional warrants for up to 606,060 shares of common stock was cancelled.
     In connection with the Exchange Agreement, the Company agreed to convert Mr. Nam’s outstanding debt balance of $976,865 at $0.50 per share, which was below the adjusted conversion price pursuant to the terms of the loan agreement. Pursuant to the conversion terms of the loan agreement, Mr. Nam would have received only 313,098 shares of stock. As a result, the Company issued Mr. Nam 663,767 additional shares of the Company’s Series A Convertible Preferred Stock in connection with his debt conversion.
     As a result of the Exchange Agreement, the entire debt discount amounting to $246,671 was amortized to interest expense. In addition, as the Company issued shares to Mr. Nam in excess of the number of shares pursuant to the terms of the loan agreement, the Company recorded the fair value of the 663,767 additional shares issued as a loss on debt extinguishment. The amount recorded of $663,767 was included in other expense in the accompanying consolidated statement of operations for the year ended December 31, 2009.
Lock-Up Agreement
     In connection with the Vision financing, Ki Nam, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company agreed not to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting trust or otherwise), or in any other way encumber or dispose of, directly or indirectly and whether or not voluntarily, without express prior written consent of Vision, any of the Company’s common stock equivalents of the Company until August 27, 2010; provided, however, that commencing on August 27, 2010, he may sell up to 1/24ths of the shares of common stock of the Company in each calendar month through February 28, 2011.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following discussion and analysis of our results of operations for the three and nine months ended September 30, 2010 and 2009 (unaudited) and for the years ended December 31, 2009, 2008 and 2007 and financial condition as of September 30, 2010 and 2009 (unaudited) and December 31, 2009 and 2008, should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this registration statement. All statements, other than statements of historical facts, included in this report are forward-looking statements. When used in this report, the words “may,” “will,” “should,” “would,” “anticipate,” “estimate,” “possible,” “expect,” “plan,” “project,” “continuing,” “ongoing,” “could,” “believe,” “predict,” “potential,” “intend,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, availability of additional equity or debt financing, changes in sales or industry trends, competition, retention of senior management and other key personnel, availability of materials or components, ability to make continued product innovations, casualty or work stoppages at the Company’s facilities, adverse results of lawsuits against the Company and currency exchange rates. Forward-looking statements are based on assumptions and assessments made by the Company’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Readers of this report are cautioned not to place undue reliance on these forward-looking statements, as there can be no assurance that these forward-looking statements will prove to be accurate and speak only as of the date hereof. Management undertakes no obligation to publically release any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This cautionary statement is applicable to all forward-looking statements contained in this report.
Overview
     T3 Motion, Inc. (the “Company”, “we” or “us”) was organized on March 16, 2006, under the laws of the state of Delaware. We develop and manufacture the T3 Series which are electric three-wheel stand-up vehicles that are directly targeted to the public safety and private security markets. T3 Series have been designed to tackle a host of daily professional functions, from community policing to patrolling of airports, military bases, campuses, malls, public event venues and other high-density areas. We continue to design and introduce products based on modularity of the sub systems we have created. In September 2009, we launched our second product, the CT Micro Car . The Micro Car is another product line to sell to our potential and existing customers. In June 2010, we introduced the GT3, a plug-in hybrid consumer vehicle.
Critical Accounting Policies and Estimates
     Our management’s discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     A summary of these policies can be found in the Management’s Discussion and Analysis section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The following is an update to the critical accounting policies and estimates.
Going Concern
     The Company’s condensed consolidated financial statements are prepared using the accrual method of accounting in accordance with GAAP and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has sustained operating losses since its inception (March 16, 2006) and has used substantial amounts of working capital in its operations. Management has been and is continuing to implement its cost reduction strategy for material, production and service costs. Until management achieves its cost reduction strategy and is able to generate sales to realize the benefits of the strategy over the next year and sufficiently increases cash flow from operations, the Company will require additional capital to meet its working capital requirements, debt service, research and development, capital requirements and compliance requirements. Further, at September 30, 2010, the Company has an accumulated deficit of $40,414,711, a working capital deficit of $14,324,467 and a cash balance of $40,966. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
     Management believes that its current sources of funds and current liquid assets will allow the Company to continue as a going concern through at least December 31, 2010. During 2010, the Company has obtained equity financing from third parties of approximately $1,155,000, has received advances from shareholders of $1.8 million and refinanced the outstanding balance of $1.0 million related to the note to Immersive Media Corporation

(“Immersive”). The board of directors has allowed for Ki Nam, the Company’s CEO and chairman of the board, to loan the company up to $2.0 million and an additional shareholder to loan the Company up to $1.0 million. The Company plans to raise additional debt and/or equity capital to finance future activities. In light of these plans, management is confident in the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements included elsewhere in this report do not include any adjustments that might result from the outcome of this uncertainty.
Cash and Cash Equivalents
     Cash and cash equivalents consist of all highly liquid investments with original maturities of three months or less.
Restricted Cash
     Under a credit card processing agreement with a financial institution, the Company is required to maintain a security reserve deposit as collateral. The amount of the deposit is at the discretion of the financial institution and as of September 30, 2010 was $10,000.
Concentrations of Credit Risk
     As of September 30, 2010 and December 31, 2009, one customer accounted for approximately 12% and two customers accounted for approximately 11% of total accounts receivable. Two customers accounted for approximately 26% and one customer accounted for approximately 14% of net revenues for the three months ended September 30, 2010 and 2009, respectively, and no single customer accounted for more than 10% of net revenues for the nine months ended September 30, 2010 and 2009.
     As of September 30, 2010 and December 31, 2009, two vendors accounted for approximately 11% and 12%, respectively, of total accounts payable. One vendor accounted for approximately 23% and 18% of purchases for the three months ended September 30, 2010 and 2009, respectively no single vendor accounted for more than 10% of purchases for the nine months ended September 30, 2010 and 2009, respectively.
Fair Value of Financial Instruments
     The Company’s financial instruments consist of cash and cash equivalents, restricted cash accounts receivable, related party receivables, accounts payable, accrued expenses, related party payables, notes payable and derivative liabilities, related party notes payable and derivative liabilities. The carrying value for all such instruments, except related notes payable and derivative liabilities approximates fair value due to the short-term nature of the instruments. The Company cannot determine the fair value of its related party notes payable due to the related party nature and instruments similar to the notes payable could not be found. The Company’s derivative liabilities are recorded at fair value.
Revenue Recognition
     The Company recognizes revenues when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable and collectibility of the resulting receivable is reasonably assured.
     For all sales, the Company uses a binding purchase order as evidence of an arrangement. Delivery occurs when goods are shipped to customers. The Company ships with either FOB Shipping Point or Destination terms. Shipping documents are used to verify delivery and customer acceptance. For FOB Destination, the Company records revenue when proof of delivery is confirmed by the shipping company. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund. The Company offers a standard product warranty to its customers for defects in materials and workmanship for a period of one year or 2,500 miles, whichever comes first, and has no other post-shipment obligations. The Company assesses collectibility based on the creditworthiness of the customer as determined by evaluations and the customer’s payment history.

     All amounts billed to customers related to shipping and handling are classified as net revenues, while all costs incurred by the Company for shipping and handling are classified as cost of revenues.
     The Company does not enter into contracts that require fixed pricing beyond the term of the purchase order. All sales via distributor agreements are accompanied by a purchase order. Further, the Company does not allow returns of unsold items.
     The Company has executed various distribution agreements whereby the distributors agreed to purchase T3 Series packages (one T3 Series, two power modules, and one charger per package). The terms of the agreements require minimum re-order amounts for the vehicles to be sold through the distributors in specified geographic regions. Under the terms of the agreements, the distributor takes ownership of the vehicles and the Company deems the items sold at delivery to the distributor.
Business Segments
     The Company currently only has one reportable business segment due to the fact that the Company derives its revenue primarily from one product. The revenue from domestic sales and, international sales are shown below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)
Net revenues:
T3 Domestic	$677,918	$1,122,407	$3,078,658	$2,715,653
T3 International	369,655	43,452	546,873	693,173

Total net revenues	$1,047,573	$1,165,859	$3,625,531	$3,408,826

Derivative Liabilities
     During the three and nine months ended September 30, 2010, the Company recorded additional debt discounts and derivative liabilities of $275,676 and $838,781, respectively, related to related party notes payable.
     During 2010, the Company issued 2,310,000 warrants related to the issuance of preferred stock. The Company estimated the fair value of the warrants of $716,236 at the dates of issuance and recorded a reduction in additional paid-in capital and a derivative liability. The change in fair value of the derivative is recorded through earnings at each reporting date.
     During 2010, the Company recorded a discount on the issuance of preferred stock and derivative liability of $685,124 related to the anti-dilution provision of the preferred stock issued. The discount will be recorded as a deemed dividend with a reduction to retained earnings during the 24-month period that the anti-dilution provision is outstanding. The change in fair value of the derivative is recorded through earnings at each reporting date. For the three and nine months ended September 30, 2010, the amortization of the discount related to the preferred stock anti-dilution provision was $689,109 and $1,862,558, respectively, which was recorded as a deemed dividend.
     On March 22, 2010, one of the Company’s preferred shareholders exercised their option to convert their 2,000,000 preferred shares into 4,000,000 shares of common stock. As a result of the conversion, the Company reclassified the balance of the derivative liability of $1,121,965 to additional paid in capital and the balance of the discount of $1,099,742, as a deemed dividend.
     The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. These common stock purchase warrants do not trade in an active securities market, and as such, the Company estimates the fair value of these warrants and embedded conversion features using the Black-Scholes-Merton option pricing model.
Loss Per Share

Basic loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of common shares assumed to be outstanding during the period of computation. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional common shares were dilutive. Options, warrants and shares associated with the conversion of debt and preferred stock to purchase approximately 51.2 million and 15.3 million shares of common stock were outstanding at September 30, 2010 and 2009, respectively, but were excluded from the computation of diluted earnings per share due to the net losses for the periods.
Net loss per basic and diluted share is computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net loss	$(1,262,311)	$(2,269,825)	$(4,390,237)	$(3,641,121)
Deemed preferred stock dividend	(689,109)	—	(2,962,300)	—

Net loss applicable to common stockholders	(1,951,420)	(2,269,825)	(7,352,537)	(3,641,121)

Weighted average number of common shares outstanding:
Basic	48,553,897	44,563,460	47,393,938	44,384,988

Diluted	48,553,897	44,563,460	47,393,938	44,384,988

Net loss per share:
Basic	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Diluted	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Commitments and Contingencies
     On June 25, 2008, we elected to upgrade or replace approximately 500 external chargers (revision D or older) that were produced due to a chance that the chargers could fail over time. A failed charger could result in degrading the life of the batteries or cause the batteries to be permanently inoperable, or in extreme conditions result in thermal runaway of the batteries. The chargers were placed in service between January 2007 and 2008. We notified customers informing them of the need for an upgrade and began sending out new and/or upgraded chargers (revision E) in July of 2008 to replace all existing revision D or older chargers that are in the field. After all the upgrades are complete, any remaining returned chargers will be upgraded to revision E and resold as refurbished units. We did not include any potential revenue from re-sales in the estimate. The total costs of upgrading or replacing these chargers are estimated to be approximately $78,000. We anticipate that all of the chargers will be upgraded or replaced by December 2010.
     Preproduction Plastics, Inc. v. T3 Motion., Inc. Ki Nam and Jason Kim (Orange County Superior Court Case No. 30.2009-00125358): On June 30, 2009, Preproduction Plastics, Inc. (“Plaintiff”) filed suit in Orange County Superior Court, alleging causes of actions against T3 Motion, Inc., Ki Nam, the Company’s CEO, and Jason Kim, the Company’s former COO, (“Defendants”) for breach of contract, conspiracy, fraud and common counts, arising out of a purchase order allegedly executed between Plaintiff and T3 Motion, Inc. On August 24, 2009, Defendants filed a Demurrer to the Complaint. Prior to the hearing on the Demurrer, Plaintiff filed a First Amended Complaint against Defendants for breach of contract, fraud and common counts, seeking compensatory damages of $470,599, attorney’s fees, punitive damages, interest and costs. On October 27, 2009, Defendants filed a Demurrer, challenging various causes of action in the First Amended Complaint. The Court overruled the Demurrer on December 4, 2009. On December 21, 2009, Defendants filed an answer to the First Amended Complaint, and trial was set for July 30, 2010. On or about July 29, 2010, the case was settled in its entirety. T3 agreed to pay compensatory damages, attorneys’ fees and costs totaling $493,468 through monthly payments of $50,000 each, with 6% interest accruing from the date of the settlement. Periodic payments are expected to be made through May 2011. The first payment of $50,000 was made on August 3, 2010 and payments are continuing to be made. At September 30, 2010, the Company recorded the entire settlement amount as a note payable in the accompanying Condensed Consolidated Balance Sheet.

     In the ordinary course of business, the Company may face various claims brought by third parties in addition to the claim described above and may from time to time, make claims or take legal actions to assert the Company’s rights, including intellectual property rights as well as claims relating to employment and the safety or efficacy of the Company’s products. Any of these claims could subject us to costly litigation and, while the Company generally believes that it has adequate insurance to cover many different types of liabilities, the insurance carriers may deny coverage or the policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of such awards could have a material adverse effect on the consolidated operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. Management believes the outcome of currently pending claims and lawsuits will not likely have a material effect on the consolidated operations or financial position.

Result of Operations
Three and Nine Months ended September 30, 2010 and 2009:
     The following table sets forth the results of our operations for the three and nine months ended September 30, 2010 and 2009 (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net revenues	$1,047,573	$1,165,859	$3,625,531	$3,408,826
Cost of net revenues	915,922	1,224,988	3,265,195	3,947,002

Gross profit (loss)	131,651	(59,129)	360,336	(538,176)

Operating expenses:
Sales and marketing	435,562	486,127	1,305,819	1,483,281
Research and development	316,759	364,258	1,069,226	963,119
General and administrative	813,786	1,119,985	2,730,770	3,460,171

Total operating expenses	1,566,107	1,970,370	5,105,815	5,906,571

Loss from operations	(1,434,456)	(2,029,499)	(4,745,479)	(6,444,747)

Other income (expense):
Interest income	54	5	1,281	2,490
Other income, net	1,238,138	633,985	3,113,919	4,862,922
Interest expense	(1,066,047)	(874,316)	(2,759,158)	(2,060,986)

Total other income (expense), net	172,145	(240,326)	356,042	2,804,426

Loss before provision for income tax	(1,262,311)	(2,269,825)	(4,389,437)	(3,640,321)
Provision for income tax	—	—	800	800

Net income (loss)	(1,262,311)	(2,269,825)	(4,390,237)	(3,641,121)

Deemed dividend to preferred stockholders	(689,109)	—	(2,962,300)	—

Net loss attributable to common stockholders	$(1,951,420)	$(2,269,825)	$(7,352,537)	$(3,641,121)

Other comprehensive income (loss):
Foreign currency translation income (loss)	(206)	(2,857)	318	(3,175)

Comprehensive loss	$(1,951,626)	$(2,272,682)	$(7,352,219)	$(3,644,296)

Net loss attributable to common stockholders per share:
Basic	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Diluted	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Weighted average number of common shares outstanding:
Basic	48,553,897	44,563,460	47,393,938	44,384,988

Diluted	48,553,897	44,563,460	47,393,938	44,384,988

     Net revenues. Net revenues are primarily from sales of the T3 Series, T3-iSeries, power modules, chargers, related accessories and service revenue. Net revenues decreased ($118,286), or (10.1%), to $1,047,573 for the three months ended September 30, 2010, and increased $216,705, or 6.4%, to $3,625,531 for the nine months ended September 30, 2010 compared to the same periods of the prior year. The decrease for the three months ended September 30, 2010 was due to vendor supply issues resulting in orders placed by customers not being shipped during the quarter. The increase for the nine months ended September 30, 2010 is due to a growth in units sold as the economy began to recover, new markets were added, achieving a higher average selling price per unit, and an increase in service and parts revenue. As of September 30, 2010 the sales order backlog was $1.3 million.

     Cost of net revenues. Cost of net revenues consists of materials, labor to produce vehicles and accessories, warranty and service costs and applicable overhead allocations. Cost of net revenues decreased ($309,066), or (25.2%), to $915,922 for the three months ended September 30, 2010, and decreased ($681,807), or (17.3%), to $3,265,195 for the nine months ended September 30, 2010 compared to the same periods of the prior year. This decrease in cost of net revenues is primarily attributable to management’s cost reduction strategy and lower warranty cost experience due to increase in product reliability.
     Gross profit (loss). During 2010, management has continued to source lower product costs, increase production efficiencies and achieve lower warranty experience rates resulting in gross profit of $131,651 for the three months ended September 30, 2010, compared to a gross loss of ($59,129) for the same period of the prior year and achieved a gross profit of $360,336 for the nine months ended September 30, 2010, compared to a gross loss of ($538,176) for the same period of the prior year. Management has and will continue to evaluate the processes and materials to reduce the costs of net revenues over the next year. Gross income (loss) margin was 12.6% and (5.1%) for the three months ended September 30, 2010 and 2009, respectively, and 9.9% and (15.8%) for the nine months ended September 30, 2010 and 2009, respectively.
     Sales and marketing. Sales and marketing decreased by ($50,565), or (10.4%), to $435,562 for the three months ended September 30, 2010, compared to the same period of the prior year and decreased by ($177,462), or (12.0%), to $1,305,819 for the nine months ended September 30, 2010 compared to the same period of the prior year. The decrease in sales and marketing expense is attributable to reduction in salaries and commissions and decreases in trade show and travel expenses.
     Research and development. Research and development costs include development expenses such as salaries, consultant fees, cost of supplies and materials for samples and prototypes, as well as outside services costs. Research and development expense decreased by ($47,499), or (13.0%), to $316,759 for the three months ended September 30, 2010, compared to the same period of the prior year and increased by $106,107, or 11%, to $1,069,226 for the nine months ended September 30, 2010 compared to the prior year. The increase for the nine months ended September 30, 2010 was largely in part due to development costs on the GT3, our new hybrid consumer vehicle.
     General and administrative. General and administrative expenses decreased ($306,199), or (27.3%), to $813,786, for the three months ended September 30, 2010 compared to the same period of the prior year and decreased ($729,401), or (21.1%), to $2,730,770 for the nine months ended September 30, 2010 compared to the prior year. The decrease was primarily due to decreases in salaries, legal, stock compensation expenses and accounting compliance costs.
     Other income (expense, net). Other income expense, net increased $412,471, or 171.6%, to $172,145 for the three months ended September 30, 2010 and decreased by ($2,448,384), or (87.3%), to $356,042 for the nine months ended September 30, 2010 compared to the prior year. The decrease was primarily due to the change in the fair value of the derivative liabilities and amortization of debt discounts when compared to the same period of the prior year.
     Deemed dividend. During 2010, as a result of the issuance of Series A Convertible Preferred Stock, we recorded a deemed dividend related to the amortization of discounts on the Preferred Stock for the three and nine months ended September 30, 2010 in the amount of $689,109 and $2,962,300, respectively. There were no deemed dividends during the three and nine months ended September 30, 2009.
     Net loss attributable to common stockholders. Net loss attributable to common stockholders for the three months ended September 30, 2010, was ($1,951,420), or $(0.04) per basic and diluted share compared to a loss of ($2,269,825), or ($0.05) per basic and diluted share, for the same period of the prior year. Net loss attributable to common stockholders for the nine months ended September 30, 2010 was ($7,352,537), or ($0.16) per basic and diluted share compared to a loss of ($3,641,121) for the same period of the prior year or ($0.08) per basic and diluted share.
Fiscal years ended December 31, 2009, 2008 and 2007

     The following table sets forth the results of our operations for the years ended December 31, 2009, 2008 and 2007:

	Years Ended December 31,
	2009	2008	2007
Net revenues	$4,644,022	$7,589,265	$1,822,269
Cost of revenues	4,988,118	9,292,876	3,928,525

Gross loss	(344,096)	(1,703,611)	(2,106,256)

Operating expenses:
Sales and marketing	1,927,824	2,290,253	1,724,779
Research and development	1,395,309	1,376,226	1,243,430
General and administrative	5,126,801	6,250,632	3,454,496

Total operating expenses	8,449,934	9,917,111	6,422,705

Loss from operations	(8,794,030)	(11,620,722)	(8,528,961)

Other income (expense):
Interest income	2,510	55,091	3,239
Other income (expense)	5,565,869	(73,783)	12,426
Interest expense	(3,472,442)	(657,583)	(63,136)

Total other income (expense), net	2,095,937	(676,275)	(47,471)

Loss before provision for income tax	(6,698,093)	(12,296,997)	(8,576,432)

Provision for income tax	800	800	800

Net loss	(6,698,893)	(12,297,797)	(8,577,232)
Other comprehensive (loss) income	(632)	5,434	(777)

Comprehensive loss	$(6,699,525)	$(12,292,363)	$(8,578,009)

Net loss per share:
Basic and diluted	$(0 15)	$(0 29)	$(0 24)

Weighted average number of common shares outstanding:
Basic and diluted	44,445,042	42,387,549	35,223,795

     Revenues. Revenues are primarily from sales of the T3 Series, CT Micro Car, power modules, chargers and related accessories. Revenues decreased $2,945,243, or 38.8%, to $4,644,022 for the year ended December 31, 2009, compared to the same period of the prior year. The decrease is primarily due to adverse conditions in the global economy and disruption in the financial markets. Due to the current economic conditions, our customers have deferred purchasing decisions, thereby lengthening our sales cycles, offset in part by increased service revenue and the introduction of the CT Micro Car. Revenue increased $5,766,996, or 317%, to $7,589,265 for the year ended December 31, 2008, compared to the same period of the prior year. The increase in revenue was attributable to the conclusion of the prototype development of the T3 series in 2006 and commencement of the sales of the T3 Series in 2007 along with the implementation of our sales and marketing strategy and the results of the T3 brand recognition in 2008.
     Cost of revenues. Cost of revenues consisted of materials, labor to produce vehicles and accessories, warranty and service costs and applicable overhead allocations. Cost of revenues decreased $4,304,758, or 46.3%, to $4,988,118 for the year ended December 31, 2009, compared to the same period of the prior year. This decrease in cost of revenues is attributable to reductions in sales activities related to adverse economic conditions as well as management’s cost reduction strategy. Cost of revenues increased $5,364,351, or 137%, to $9,292,876 for the year ended December 31, 2008, compared to the same period of the prior year. The increase in cost of revenues was attributable to the increase in revenue, offset by the continued efforts to reduce materials and production costs. Further contributing to the increase was $78,000 related to an upgrade to our chargers. The cost reduction strategy will continue as volume increases and we are able to achieve volume discounts on our materials along with production efficiencies.

     Gross loss. During 2009, management has continued to source lower product costs as well as production efficiencies. Management has and will continue to evaluate the processes and materials to reduce the costs of revenue over the next year. As a result of the commencement of production, there were cost overruns and inefficiencies in the production process in 2009, 2008 and 2007. Gross loss margin was (7.4%), (22.4%) and (115.6%), respectively, for the years ended December 31, 2009, 2008 and 2007.
     Sales and marketing. Sales and marketing decreased by $362,429 or 15.8%, to $1,927,824 for the year ended December 31, 2009, compared to the same period of the prior year. The decrease in sales and marketing expense is attributable to reduction in salaries and commissions due to decreased sales and repairs to the demo fleet. Sales and marketing increased by $565,474 or 32.8%, to $2,290,253 for the year ended December 31, 2008, compared to the same period of the prior year. The increase is attributable to the hiring of sales and marketing staff, travel and trade show expenses, and other sales and marketing related expenses to support the commencement of sales of the T3 Series and accessories to customers in the first quarter of 2007.
     Research and development. Research and development costs includes development expenses such as salaries, consultant fees, cost of supplies and materials for samples, as well as outside services costs. Research and development expense was $1,395,309 for the year ended December 31, 2009, and consistent with $1,376,226 for the year ended December 31, 2008. Research and development expense increased to $1,376,226 or 10.7%, from $1,243,430 for the year ended December 31, 2008, compared to the same period of the prior year and is primarily due to continued design efforts to produce a lower cost vehicle along with continued efforts to design additional products and technology to assist with the cost reduction efforts.
     General and administrative. General and administrative expenses decreased $1,123,831, or 18.0%, to $5,126,801, for the year ended December 31, 2009 compared to the same period of the prior year. The decrease was primarily due to decreased legal and accounting compliance costs, offset in part by increased amortization and staffing to support the business infrastructure. General and administrative expenses increased $2,796,136, or 80.9%, to $6,250,632, for the year ended December 31, 2008 compared to the same period of the prior year. The increase was primarily due to increased wages from the addition of staff, increased depreciation and amortization, increased stock option expense and increased professional fees to support the public company filing requirements as well as infrastructure support to aid with the our continued growth.
     Other income (expense). Other income (expense) increased $5,639,652 to $5,565,869 for the year ended December 31, 2009 primarily due to the change in the fair value of the derivative liabilities due to the adoption of the accounting standard in 2009 when compared to the same period of the prior year. Other income (expense) decreased $86,209 to ($73,783) for the year ended December 31, 2008 compared to the same period of the prior year primarily due to the write-off of obsolete demo vehicles.
     Interest Expense. Interest expense increased $2,814,859 to $3,472,442 for the year ended December 31, 2009 due to increased interest expense from the related party loans and the debt discount associated with the loans compared to the same period of the prior year. Interest expense increased $594,447 to $657,583 for the year ended December 31, 2008 compared to the same period of the prior year primarily due to increased interest expense from the related party payables and the debt discounts associated with such debt.
     Net loss. Net loss for the year ended December 31, 2009, was $(6,698,893), or $(0.15) per basic and diluted share compared to $(12,297,797), or $(0.29) per basic and diluted share, for the same period of the prior year. Net loss was $(8,577,232), or $(0.24) per basic and diluted share, for the year ended December 31, 2007.

Liquidity and Capital Resources
     Our principal capital requirements are to fund working capital requirements, invest in research and development activities and capital equipment, to make debt service payments and fund the continued costs of public company filing requirements. We will continue to raise equity and/or secure additional debt to meet our working capital requirements. For the year ended December 31, 2009, our independent registered public accounting firm noted in its report that we have incurred losses from operations and have an accumulated deficit and working capital deficit of approximately $33.0 million and $11.0 million, respectively, as of December 31, 2009, which raises substantial doubt about our ability to continue as a going concern. Management believes that our current and potential sources of funds and current liquid assets will allow us to continue as a going concern through at least December 31, 2010.
     During 2010, the Company has obtained equity financing from third parties of approximately $1,155,000, has received advances from shareholders of $1.8 million and refinanced the outstanding balance of $1.0 million related to the note to Immersive Media Corp. (“Immersive”). The board of directors has allowed for Ki Nam, the Company’s CEO and chairman of the board to loan the company up to $2.0 million and additional shareholder to loan the Company up to $1.0 million. The Company plans to raise additional debt and/or equity capital to finance future activities. In light of these plans, management is confident in the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements included elsewhere in this report do not include any adjustments that might result from the outcome of this uncertainty.
     Until management achieves our cost reduction strategy and is able to generate sales to realize the benefits of the strategy over the next year and sufficiently increases cash flow from operations, we will require additional capital to meet our working capital requirements, debt service, research and development, capital requirements and compliance requirements. We will continue to raise additional equity and/or financing to meet our working capital requirements.
     Our principal sources of liquidity are cash and receivables. As of September 30, 2010, cash and cash equivalents were $40,966 or 1.1% of total assets compared to $2,580,798, or 42.6% of total assets as of December 31, 2009. The decrease in cash and cash equivalents was primarily attributable to net cash used in operating activities.
Cash Flows
For the nine months ended September 30, 2010 and 2009
     Net cash used in operating activities for the nine months ended September 30, 2010 and 2009 was $3,900,772 and $3,599,073, respectively. For the nine months ended September 30, 2010, cash flows used in operating activities related primarily to the net loss of $4,390,237. Net cash flows used were due in part by increases in, inventories and other current assets of $172,954 and $148,326, respectively, a purchase of a certificate of deposit for $10,000, an increase in accounts payable and deposits of $368,278 and $31,873, respectively, and a decrease in related party payables of $104,931.
     For the nine months ended September 30, 2009, cash flows used in operating activities related primarily to the net loss of $3,599,073. Net cash flows used were offset in part by decreases in accounts receivables, prepaid expenses and inventories of $498,623, $31,789 and $813,243, respectively.
     Net cash used in investing activities of $54,378 for the nine months ended September 30, 2010 related primarily to purchases of property and equipment of $43,645 and loans to related parties of $28,795, offset by repayment of loans to related parties of $18,062.
     Net cash used in investing activities was $5,738 for the nine months ended September 30, 2009.
     Net cash provided by financing activities was $1,415,000 for the nine months ended September 30, 2010. For the nine months ended September 30, 2010, cash flows provided by financing activities related to proceeds from the sale of preferred stock of $1,155,000, advances from a related party for $610,000, offset by payments for a common stock rescission of $250,000 and payment on a note payable of $100,000.

     For the nine months ended September 30, 2009, net cash provided by financing activities was $2,189,962. There was $1,250,000 of proceeds from the sale of preferred stock, net of issuance, and there was $939,962 of proceeds from related party debt.
For the Years Ended December 31, 2009, 2008 and 2007
     Net cash flows used in operating activities for the years ended December 31, 2009, 2008 and 2007, were $5,356,936, $8,775,598 and $6,655,226, respectively. For the year ended December 31, 2009, cash flows used in operating activities related primarily to the net loss of $6,698,893, offset by net non-cash reconciling items of $295,988. Further contributing to the decrease were decreases in accounts payable of $719,720. Net cash flows used were offset in part by decreases in accounts receivable, inventories, and other current assets of $689,343, $645,253, and $450,798, respectively.
     For the year ended December 31, 2008, cash flows used in operating activities related primarily to the net loss of $12,297,797, offset by net non-cash reconciling items of $4,476,408. Further contributing to the decrease were increases in accounts receivable, inventories, and other current assets of $1,107,819, $595,375 and $474,328, respectively. Net cash flows used were offset in part by increases in accounts payable of $1,105,489.
     For the year ended December 31, 2007, cash flows used in operating activities were primarily due to the net loss of $8,577,232 offset by net non-cash reconciling items of $2,560,409. Further contributing to the decrease were increases in accounts receivable, inventories, and security deposits of $372,185, $929,387 and $44,782, respectively. Net cash flows used were offset in part by increases in accounts payable of $688,606.
     Net cash used in investing activities was $38,450, $2,063,768 and $780,867 for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2009, cash flows used in investing activities related primarily to purchases of property and equipment of $36,040. For the year ended December 31, 2008, cash flows used in investing activities related primarily to deposits for fixed assets of $444,054, purchases of property and equipment of $619,929, and the purchase of the data license from Immersive for $1,000,000. For the year ended December 31, 2007, cash flows used in financing activities related primarily to purchases of property and equipment of $756,304.
     Net cash provided by financing activities was $6,294,075, $7,584,401 and $12,362,554 for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2009, cash flows provided by financing activities related primarily to proceeds received from related party notes of $4,514,962, proceeds from the sale of stock of $1,978,942, offset in part by repayment of notes payable of $199,829.
     For the year ended December 31, 2008, cash flows provided by financing activities related primarily to proceeds received from related party notes of $2,200,000, proceeds from related party loan advances of $715,000, equity financing from the sale of stock of $6,669,163, offset in part by repayment of related party loans and advances of $1,999,762.
     For the year ended December 31, 2007, cash flows provided by financing activities related primarily to proceeds received from related party note receivable of $2,300,000, proceeds received from related party notes of $2,000,000, proceeds from related party loan advances of $4,236,778, equity financing from the sale of stock of $7,388,000, offset in part by repayment of related party loans and advances of $3,562,224.
Off-Balance Sheet Arrangements
     We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
Warrants
     From time to time, we issue warrants to purchase shares of the Company’s common stock to investors, note holders and to non-employee consultants for services rendered or to be rendered in the future. Warrants issued in conjunction with equity, are recorded to equity as settled.
     The following table summarizes the warrants issued and outstanding as of September 30, 2010:

Warrants Outstanding & Exercisable	Exercise Price	Expiration
120,000	$1.54	3/31/2013
274,774	$1.65	12/29/2014
1,953,730	$0.70	12/29/2014
3,500,000	$0.70	12/30/2014
4,000,000	$0.70	12/30/2014
1,600,000	$0.70	2/2/2015
947,639	$0.70	3/31/2015
710,000	$0.70	3/22/2015
1,040,000	$0.70	4/30/2015
     The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of certain events, including reclassifications, reorganizations or combinations of the common stock. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

Cash Flows Contractual Obligations
     We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our financial position, results of operations, and cash flows.
     The following table summarizes our contractual obligations as of December 31, 2009, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

		Less than
Contractual Obligation	Total	1 Year	1-3 Years
Stockholder notes payable	$4,500,000	$4,500,000	$—
Operating lease	913,000	399,000	514,000

Total Contractual Obligations	$5,413,000	$4,899,000	$514,000

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Financial instruments consist of cash and cash equivalents, trade accounts receivable, related-party receivables, accounts payable, accrued liabilities and related-party payables. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.
     Interest Rates. Exposure to market risk for changes in interest rates relates primarily to short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities. At December 31, 2009, 2008 and 2007, we had $2,580,798, $1,682,741 and $4,932,272, respectively, in cash and cash equivalents. A hypothetical 0.5% increase or decrease in interest rates would not have a material impact on earnings or loss, or the fair market value or cash flows of these instruments.
Related Party Transactions
     For a description of our related party transactions see the section of this Prospectus entitled “Certain Relationships and Related Transactions.”
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE
     There were no changes in or disagreements with our accountants on accounting and financial disclosure during the last three fiscal years or the interim period from January 1, 2010 through the date of this prospectus.
DESCRIPTION OF PROPERTY
Offices and Facilities
     Our main office and manufacturing facility is located in Costa Mesa, California. The table below provides a general description of our properties:

Location	Principal Activities	Area (Sq. Meters)	Lease Expiration Date
2990 Airway Ave., Costa	Main Office and Manufacturing facility	33,520	August 31, 2012
Mesa, California 92626

2975 Airway Ave., Costa Mesa, California 92626	Research and Development, warehouse, and service facility	14,000	December 31, 2010

     The Company leases two facilities in Costa Mesa, California under non-cancelable operating lease agreements that expire in 2010 and 2012, respectively. These leases require monthly lease payments of approximately $9,000 and $27,000 per month, respectively.
     Lease expense for the facilities was approximately $448,000, $447,000 and $407,000 for the years ended December 31, 2009, 2008 and 2007.
     Future minimum annual payments under these non-cancelable operating leases as of December 31, 2009 are as follows:

Years
Ending
December 31,	Total
2010	$399,000
2011	305,000
2012	209,000

$913,000

DESCRIPTION OF SECURITIES
Equity Securities
     On November 11, 2009, the Company filed an amendment to its certificate of incorporation that increased its authorized number of shares of capital stock to 170,000,000, including 150,000,000 shares of common stock and 20,000,000 shares of preferred stock.
Preferred Stock
On August 25, 2009, the Company’s Board of Directors authorized 20,000,000 shares of preferred stock. On November 11, 2009, the Company filed a Certificate of Designation of its Series A Convertible Preferred Stock. Except as otherwise provided in the Series A Certificate or by law, each holder of shares of Series A Preferred shall have no voting rights. As long as any shares of Series A Preferred are outstanding, however, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred, (a) alter or change adversely the powers, preferences, or rights given to the Series A Preferred or alter or amend the Series A Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Preferred, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred, (d) increase the number of authorized shares of Series A Preferred, or (e) enter into any agreement with respect to any of the foregoing.
Each share of Series A Preferred is convertible at any time and from time to time after the issue date at the holder’s option into shares of the Company’s common stock (subject to beneficial ownership limitations as set forth in Section 6(c) of the Series A Certificate) determined by dividing the Stated Value of such share of Series A Preferred by the Conversion Price (each as defined below).

Each share of Series A Preferred shall have a “Stated Value” equal to $0.50. The “Conversion Price” for the Series A Preferred shall equal $0.50, subject to adjustment as provided in the Series A Certificate.
Holders of our Series A Preferred are restricted from converting their shares of Series A Preferred to Common Stock if the number of shares of Common Stock to be issued pursuant to such conversion would cause the number of shares of Common Stock beneficially owned by such holder, together with its affiliates, at such time to exceed 9.99% of the then issued and outstanding shares of Common Stock; provided, however, that such holder may waive this limitation upon 61 days’ notice to the Company. The Company has not received any such notice. There are no redemption rights.
The Conversion Price shall be proportionately reduced for a stock dividend, stock split, subdivision, combination or similar arrangements. The Conversion Price will also be reduced for any sale of common stock (or options, warrants or convertible debt or other derivative securities) at a purchase price per share less than the Conversion Price, subject to certain excepted issuances. The Conversion Price will be reduced to such purchase price if such issuance occurs within the first 12 months of the original issuance date. The Conversion Price will be reduced to a price derived using a weighted-average formula if the issuance occurs after the first 12 months but before the 24 month anniversary of the original issuance date.
If, at any time while the Series A Preferred is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Series A Preferred, the holders shall have the right to receive, for each Conversion Share (as defined in Section 1 of the Series A Certificate) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock
As of September 30, 2010, there were issued and outstanding, 11,502,563 shares of preferred stock.
     Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.
Common Stock

     As of September 30, 2010, there were issued and outstanding, 48,558,462 shares of common stock. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. The declaration of any future cash dividend will be at the discretion of the Company’s Board of Directors and will depend upon the Company’s earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in all assets remaining after payment of liabilities.
     The holders of common stock do not have cumulative voting rights, which mean that the holders of more than fifty percent of the shares of common stock voting for election of directors may elect all the directors if they choose to do so. In this event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors. The common stock has no preemptive or conversion rights or other subscription rights.
Dividend Policy
     We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operation, capital requirements and other factors our board of directors may deem relevant. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. The payment of cash dividends on the common stock included in the units is unlikely in the foreseeable future.
Class H Warrants
     Each Class H warrant entitles the holder to purchase one share of our common stock at a price of          $        per share, subject to adjustment as discussed below, at any time. The Class H warrants will expire on — at 5:00 p.m., New York City time. The Class H warrants are redeemable. The Class H warrants can not be exercised until three months after issuance.
     The Class H warrants will be issued in registered form under a warrant agreement between         , as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Class H warrants.
     The exercise price and number of shares of common stock issuable on exercise of the Class H warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Class H warrants will not be adjusted for issuances of common stock, preferred stock or other securities at a price below their respective exercise prices.
     The Class H warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Class H warrants being exercised. The Class H warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Class H warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Class H warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
     No Class H warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Class H warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class H warrants. We will use our reasonable efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Class H warrants until the expiration of the Class H warrants. However, we cannot assure you that we will be able to do so. The Class H warrants may be deprived of any value and the market for the Class H warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Class H warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Class H warrants reside.
     No fractional shares will be issued upon exercise of the Class H warrants. However, we will pay to the Class H warrantholder, in lieu of the issuance of any fractional share that is otherwise issuable to the Class H warrantholder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.
Class I Warrants
     Each Class I warrant entitles the holder to purchase one share of our common stock at a price of       $       per share, subject to adjustment as discussed below. The Class I warrants can not be exercised until three months after issuance. The Class I warrants will expire on — at 5:00 p.m., New York City time.
     The Class I warrants will be issued in registered form under a warrant agreement between         , as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Class I warrants.
     The exercise price and number of shares of common stock issuable on exercise of the Class I warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Class I warrants will not be adjusted for issuances of common stock, preferred stock or other securities at a price below their respective exercise prices.
     The Class I warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Class I warrants being exercised. The Class I warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Class I warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Class I warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
     No Class I warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Class I warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class I warrants. We will use our reasonable efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Class I warrants until the expiration of the Class I warrants. However, we cannot assure you that we will be able to do so. The Class I warrants may be deprived of any value and the market for the Class I warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Class I warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Class I warrants reside.
     No fractional shares will be issued upon exercise of the Class I warrants. However, we will pay to the Class I warrantholder, in lieu of the issuance of any fractional share that is otherwise issuable to the Class I warrantholder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.
Purchase Option
     We have agreed to sell to the underwriters an option to purchase up to a total of         units at a per-unit price of $       . For a more complete description of the purchase option, including the terms of the units underlying the option, see the section entitled “Underwriting — Purchase Option.”

Other Warrants
     As of September 30, 2010, there were outstanding warrants to purchase 120,000 shares of our common stock at an exercise price of $1.54 per share. The warrants are immediately exercisable. The warrants expire on March 31, 2013. There were 274,774 warrants exercisable at the exercise price of $1.65 per warrant that expire through December 29, 2014. There were 1,953,730 warrants exercisable at the exercise price of $0.70 per warrant that expire on December 29, 2014. There were 7,500,000 warrants exercisable at the exercise price of $0.70 per warrant that expire on December 30, 2014. There were 1,600,000 warrants exercisable at the exercise price of $0.70 per warrant that expire on February 2, 2015. There were 947,639 warrants exercisable at the exercise price of $0.70 per warrant that expire on March 31, 2015. There were 710,000 warrants exercisable at the exercise price of $0.70 per warrant that expire on March 22, 2015. There were 1,040,000 warrants exercisable at the exercise price of $0.70 per warrant that expire on April 30, 2015.
     The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of certain events, including reclassifications, reorganizations or combinations of the common stock. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.
UNDERWRITING AND PLAN OF DISTRIBUTION
     We and Chardan Capital Markets, LLC, the representative of the underwriters, have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, the underwriters are committed to purchase all of the units offered hereby, other than those units covered by the over-allotment option described below.

Number of
Underwriters	Units
Chardan Capital Markets, LLC
     Units sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $      per unit from the public offering price. If all the units are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.
     We have granted to the underwriters an over-allotment option to purchase up to        additional            units from us at the same price to the public, less underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any.
     We have agreed to sell to the underwriters on a pro rata basis, an option to purchase up to a total of            units (5% of the units sold). The units issuable upon exercise of this option are identical to those offered by this prospectus. This option is exercisable at $        per share (110% of the price of the shares sold in the offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement.
     We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $ . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share paid by us
Total

     We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
     We and each of our directors, executive officers and substantially all of our stockholders have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period ending [180] days after the date of this prospectus, subject to extension as described below. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Chardan Capital Markets, LLC on behalf of the underwriters, subject to certain exceptions.
     To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our units during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the units for their own account by selling more units than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional units in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering.
     In addition, the underwriters may stabilize or maintain the price of the units by bidding for or purchasing units in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if units previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the units at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the units or the common stock to the extent that it discourages resales of the units. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NYSE Amex Equity Market or otherwise and, if commenced, may be discontinued at any time.
     From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates, but we have no present arrangements or understandings with any of the underwriters to do so..
INTERESTS OF NAMED EXPERTS AND COUNSEL
     The consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 included in this prospectus have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.
     The validity of the securities to be sold under this prospectus will be passed upon for us by LKP Global Law, LLP.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     We have adopted provisions in our articles of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.
     In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Delaware General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws). We maintain directors’ and officers’ liability insurance.
     These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
     After this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and we intend to file periodic reports, proxy statements and other information with the SEC.

T3 MOTION, INC.
FINANCIAL INFORMATION TABLE OF CONTENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of September 30, 2010 (unaudited) and December 31, 2009	F-1
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2010 and 2009 (unaudited)	F-2
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2010 and 2009 (unaudited)	F-3 - F-4
PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
T3 MOTION, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$40,966	$2,580,798
Restricted cash	10,000	—
Accounts receivable, net of allowance of $37,000 and $37,000, respectively	486,806	747,661
Related party receivables	46,392	35,658
Inventories	1,342,170	1,169,216
Prepaid expenses and other current assets	310,323	161,997

Total current assets	2,236,657	4,695,330

Property and equipment, net	638,464	868,343
Deposits	934,374	495,648

Total assets	$3,809,495	$6,059,321

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,187,909	$872,783
Accrued expenses	1,172,135	1,064,707
Related party payables	610,000	104,931
Note payable	393,468	—
Derivative liabilities	9,846,897	11,824,476
Related party notes payable, net of debt discount	3,350,715	1,836,837

Total liabilities	16,561,124	15,703,734

Stockholders’ deficit:
Preferred stock, $0.001 par value; 100,000,000 shares authorized; 11,502,563 and 12,347,563 shares issued and outstanding, respectively	11,503	12,348
Common stock, $0.001 par value; 150,000,000 shares authorized; 48,558,462 and 44,663,462 shares issued and outstanding, respectively	48,559	44,664
Additional paid-in capital	27,598,677	23,356,724
Accumulated deficit	(40,414,711)	(33,062,174)
Accumulated other comprehensive income	4,343	4,025

Total stockholders’ deficit	(12,751,629)	(9,644,413)

Total liabilities and stock holders’ deficit	$3,809,495	$6,059,321

See accompanying notes to condensed consolidated financial statements

T3 MOTION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net revenues	$1,047,573	$1,165,859	$3,625,531	$3,408,826
Cost of net revenues	915,922	1,224,988	3,265,195	3,947,002

Gross profit (loss)	131,651	(59,129)	360,336	(538,176)

Operating expenses:
Sales and marketing	435,562	486,127	1,305,819	1,483,281
Research and development	316,759	364,258	1,069,226	963,119
General and administrative	813,786	1,119,985	2,730,770	3,460,171

Total operating expenses	1,566,107	1,970,370	5,105,815	5,906,571

Loss from operations	(1,434,456)	(2,029,499)	(4,745,479)	(6,444,747)

Other income (expense):
Interest income	54	5	1,281	2,490
Other income, net	1,238,138	633,985	3,113,919	4,862,922
Interest expense	(1,066,047)	(874,316)	(2,759,158)	(2,060,986)

Total other income (expense), net	172,145	(240,326)	356,042	2,804,426

Loss before provision for income tax	(1,262,311)	(2,269,825)	(4,389,437)	(3,640,321)
Provision for income tax	—	—	800	800

Net loss	(1,262,311)	(2,269,825)	(4,390,237)	(3,641,121)

Deemed dividend to preferred stockholders	(689,109)	—	(2,962,300)	—

Net loss attributable to common stockholders	$(1,951,420)	$(2,269,825)	$(7,352,537)	$(3,641,121)

Other comprehensive income (loss):
Foreign currency translation income (loss)	(206)	(2,857)	318	(3,175)

Comprehensive loss	$(1,951,626)	$(2,272,682)	$(7,352,219)	$(3,644,296)

Net loss attributable to common stockholders per share:
Basic	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Diluted	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Weighted average number of common shares outstanding:
Basic	48,553,897	44,563,460	47,393,938	44,384,988

Diluted	48,553,897	44,563,460	47,393,938	44,384,988

See accompanying notes to condensed consolidated financial statements

T3 MOTION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,390,237)	$(3,641,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	—	10,000
Depreciation and amortization	273,524	273,603
Gain on sale of fixed asset	(7,500)	—
Warranty expense	77,144	123,902
Stock compensation expense	647,098	1,260,866
Change in fair value of derivative liabilities	(3,095,754)	(4,862,598)
Investor relations expense	10,000	80,000
Amortization of debt discounts	2,352,658	1,662,091
Change in operating assets and liabilities:
Accounts and other receivables, net	268,355	498,623
Inventories	(172,954)	813,243
Prepaid expenses and other current assets	(148,326)	31,789
Deposits	31,873	(3,886)
Restricted cash	(10,000)	—
Accounts payable and accrued expenses	368,278	154,415
Related party payables	(104,931)	—

Net cash used in operating activities	(3,900,772)	(3,599,073)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans/advances to related parties	(28,795)	—
Purchases of property and equipment	(43,645)	(10,084)
Repayment of loans/advances to related parties	18,062	4,346

Net cash used in investing activities	(54,378)	(5,738)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans / advances from related parties	610,000	—
Payments on note payable	(100,000)	—
Recission of common stock	(250,000)	—
Proceeds from the sale of preferred stock, net of issuance costs	1,155,000	1,250,000
Proceeds from related party note receivable	—	939,962

Net cash provided by financing activities	1,415,000	2,189,962

Effect of exchange rate on cash	318	(3,175)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,539,832)	(1,418,024)
CASH AND CASH EQUIVALENTS — beginning of period	2,580,798	1,682,741

CASH AND CASH EQUIVALENTS — end of period	$40,966	$264,717

See accompanying notes to condensed consolidated financial statements

T3 MOTION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) — Continued

	Nine Months Ended September 30,
	2010	2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$41,335	$14,096

Income taxes	$800	$800

Supplemental disclosure of non cash activities:
Issuance of common stock for related party payables	$—	$1,536,206

Conversion of related party payable to related party note payable	$—	$498,528

Conversion of accounts payable to note payable	$—	$199,829

Cumulative effect to retained earnings due to adoption of accounting standard	$—	$1,981,338

Cumulative effect to additional paid-in capital due to adoption of accounting standard	$—	$4,013,085

Cumulative effect to debt discount due to adoption of accounting standard	$—	$859,955

Conversion option of preferred stock and warrants issued with preferred stock recorded as derivative liabilities	$1,401,360	$—

Reclassification of derivative liability to equity due to conversion of preferred stock to common stock	$1,121,965	$—

Debt discount and warrant liability recorded upon issuance of warrants	$838,779	$851,277

Amortization of preferred stock discount related to conversion feature and warrants	$2,962,300	$—

Conversion of preferred stock to common stock	$4,000	$—

Deposits for equipment	$470,599	$—

Receivable for sale of equipment	$7,500	$—

See accompanying notes to condensed consolidated financial statements

T3 MOTION, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     T3 Motion, Inc. (the “Company”) was organized on March 16, 2006, under the laws of the state of Delaware. The Company develops and manufactures T3 Series vehicles, which are electric three-wheel stand-up vehicles that are directly targeted to the public safety and private security markets. T3 Series have been designed to tackle a host of daily professional functions, from community policing to patrolling of airports, military bases, campuses, malls, public event venues and other high-density areas. The Company continues to design and introduce products based on modularity of the sub systems the Company has created. In September 2009, the Company introduced the CT Micro Car, the (L.S.V./N.E.V.) four-wheeled electric car, and in June 2010, the Company introduced the GT3, a plug-in hybrid consumer vehicle.
Interim Unaudited Condensed Consolidated Financial Statements
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the Securities and Exchange Commission (“SEC”) regulations for interim financial information. The principles for condensed interim financial information do not require the inclusion of all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The condensed consolidated financial statements included herein are unaudited; however, in the opinion of management, they contain all normal recurring adjustments necessary for a fair presentation of the consolidated results for the interim periods. The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year.
     The Company has evaluated subsequent events through the filing date of this quarterly report on Form 10-Q, and determined that no subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the notes thereto other than as disclosed in the accompanying notes.
Going Concern
     The Company’s condensed consolidated financial statements are prepared using the accrual method of accounting in accordance with GAAP and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has sustained operating losses since its inception (March 16, 2006) and has used substantial amounts of working capital in its operations. Management has been and is continuing to implement its cost reduction strategy for material, production and service costs. Until management achieves its cost reduction strategy, is able to generate sales to realize the benefits of the strategy over the next year and sufficiently increase cash flow from operations, the Company will require additional capital to meet its working capital requirements, debt service, research and development, capital requirements and compliance requirements. Further, at September 30, 2010, the Company has an accumulated deficit of $40,414,711, a working capital deficit of $14,324,467 and a cash balance of $40,966. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
     Management believes that its current sources of funds and current liquid assets will allow the Company to continue as a going concern through at least November 30, 2010. During 2010, the Company has obtained equity financing from third parties of approximately $1,155,000, has received advances from shareholders of $1,810,000 and refinanced the outstanding balance of $1.0 million related to the note to Immersive Media Corporation (“Immersive”). The board of directors has allowed for Ki Nam, the Company’s CEO and chairman of the board to loan the company up to $2.0 million and an additional shareholder to loan the Company up to $1.0 million. The Company plans to raise additional debt and/or equity capital to finance future activities. In light of these plans, management is confident in the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Reclassifications
     Certain amounts in the 2009 financial statements have been reclassified to conform with the current year presentation.
Use of Estimates
     The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to; collectibility of receivables, recoverability of long-lived assets, realizability of inventories, warranty accruals, valuation of stock-based transactions, valuation of derivative liabilities and realizability of deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.
Cash and Cash Equivalents
     Cash and cash equivalents consist of all highly liquid investments with original maturities of three months or less.
Restricted Cash
     Under a credit card processing agreement with a financial institution, the Company is required to maintain a security reserve deposit as collateral. The amount of the deposit is at the discretion of the financial institution and as of September 30, 2010 was $10,000.
Concentrations of Credit Risk
     As of September 30, 2010 and December 31, 2009, one customer accounted for approximately 12% and two customers accounted for approximately 11% of total accounts receivable, respectively. Two customers accounted for approximately 23% and one customer accounted for approximately 14% of net revenues for the three months ended September 30, 2010 and 2009, respectively, and no single customer accounted for more than 10% of net revenues for the nine months ended September 30, 2010 and 2009.
     As of September 30, 2010 and December 31, 2009, two vendors accounted for approximately 11% and 12%, respectively, of total accounts payable. One vendor accounted for approximately 23% and 18% of purchases for the three months ended September 30, 2010 and 2009, respectively, and no single vendor accounted for more than 10% of purchases for the nine months ended September 30, 2010 and 2009.
Fair Value of Financial Instruments
     The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, related party receivables, accounts payable, accrued expenses, related party payables, notes payable, related party notes payable and derivative liabilities. The carrying value for all such instruments, except related party notes payable and derivative liabilities, approximates fair value due to the short-term nature of the instruments. The Company cannot determine the fair value of its related party notes payable due to the related party nature and instruments similar to the notes payable could not be found. The Company’s derivative liabilities are recorded at fair value (see Note 5).
Revenue Recognition
     The Company recognizes revenues when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable and collectibility of the resulting receivable is reasonably assured.

     For all sales, the Company uses a binding purchase order as evidence of an arrangement. Delivery occurs when goods are shipped to customers. The Company ships with either FOB Shipping Point or Destination terms. Shipping documents are used to verify delivery and customer acceptance. For FOB Destination, the Company records revenue when proof of delivery is confirmed by the shipping company. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund. The Company offers a standard product warranty to its customers for defects in materials and workmanship for a period of one year or 2,500 miles, whichever comes first (see Note 9), and has no other post-shipment obligations. The Company assesses collectibility based on the creditworthiness of the customer as determined by evaluations and the customer’s payment history.
     All amounts billed to customers related to shipping and handling are classified as net revenues, while all costs incurred by the Company for shipping and handling are classified as cost of net revenues.
     The Company does not enter into contracts that require fixed pricing beyond the term of the purchase order. All sales via distributor agreements are accompanied by a purchase order. Further, the Company does not allow returns of unsold items.
     The Company has executed various distribution agreements whereby the distributors agreed to purchase T3 Series packages (one T3 Series, two power modules, and one charger per package). The terms of the agreements require minimum re-order amounts for the vehicles to be sold through the distributors in specified geographic regions. Under the terms of the agreements, the distributor takes ownership of the vehicles and the Company deems the items sold at delivery to the distributor.
Share- Based Compensation
     The Company maintains a stock option plan (see Note 8) and records expenses attributable to the stock option plan. The Company amortizes stock-based compensation from the date of grant on a straight-line basis over the requisite service (vesting) period for the entire award using the Black-Scholes-Merton option pricing model.
     The Company accounts for equity instruments issued to consultants and vendors in exchange for goods and services in accordance with the accounting standards. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.
     In accordance with the accounting standards, an asset acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantor’s balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company records the fair value of the fully vested, non-forfeitable common stock issued for future consulting services as prepaid expense in its consolidated balance sheets.
     Upon the exercise of common stock options, the Company issues new shares from its authorized shares.
Beneficial Conversion Features and Debt Discounts
     The convertible features of convertible notes provides for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”). The relative fair values of the BCF have been recorded as discounts from the face amount of the respective debt instrument. The Company is amortizing the discount using the effective interest method through maturity of such instruments. The Company will record the corresponding unamortized debt discount related to the BCF as interest expense when the related instrument is converted into the Company’s equity securities.
Business Segments

     The Company currently only has one reportable business segment due to the fact that the Company derives its revenue primarily from one product. The revenue from domestic and international sales are shown below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)
Net revenues:
T3 Domestic	$677,918	$1,122,407	$3,078,658	$2,715,653
T3 International	369,655	43,452	546,873	693,173

Total net revenues	$1,047,573	$1,165,859	$3,625,531	$3,408,826

NOTE 2 — INVENTORIES
     Inventories consist of the following:

	September 30,	December 31,
	2010	2009
	(unaudited)
Raw materials	$1,179,414	$959,909
Work-in-process	103,418	91,013
Finished goods	59,338	118,294

	$1,342,170	$1,169,216

NOTE 3 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets consist of the following:

	September 30,	December 31,
	2010	2009
	(unaudited)
Prepaid inventory	$—	$64,744
Vendor deposits	194,883	47,946
Prepaid expenses and other current assets	115,440	49,307

	$310,323	$161,997

NOTE 4 — RELATED PARTY NOTES PAYABLE
     Related party notes payable, net of discounts consisted of the following:

	September 30,	December 31,
	2010	2009
	(unaudited)
Note payable to Immersive Media Corp., 15% interest rate, net of discount of $202,216 and $41,265, respectively	$797,784	$958,735
Note payable to Vision Opportunity Master Fund, Ltd., 10% interest rate, net of discount of $947,068 and $2,621,898, respectively	2,552,931	878,102

	$3,350,715	$1,836,837

Immersive Note
     On December 31, 2007, the Company issued a 12% secured promissory note in the principal amount of $2,000,000 to Immersive, one of the Company’s shareholders. On March 31, 2008, the Company repaid $1,000,000 of the principal amount. The note was originally due December 31, 2008 and is secured by all of the Company’s assets.
     In connection with the issuance of the promissory note, the Company issued a warrant to Immersive for the purchase of 697,639 shares of the Company’s common stock at an exercise price of $1.08 per share. The warrants are immediately exercisable. The Company recorded a debt discount of $485,897 related to the fair value of the warrants, which was calculated using the Black-Scholes Merton option pricing model. The debt discount was amortized to interest expense over the original term of the promissory note.
     On December 19, 2008, the Company amended the terms of the promissory note with Immersive to, among other things, extend the maturity date of the outstanding balance of $1,000,000 from December 31, 2008 to March 31, 2010. In the event the Company issues common stock or common stock equivalents for cash consideration in a subsequent financing at an effective price per share less than the original conversion price, the conversion price will reset.
     In December 2009, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock in connection with an equity offering (see Note 6). As a result of the December 2009 equity offering, the Company recorded the estimated fair value of the conversion feature of $1,802 as a debt discount and amortized such amount to interest expense through the maturity of the note on March 31, 2010. The Company recorded the corresponding amount as a derivative liability and any change in fair value of the conversion feature was recorded through earnings.
     As consideration for extending the terms of the promissory note in December 2008, the Company agreed to issue warrants to Immersive for the purchase of up to 250,000 shares of the Company’s common stock exercisable at $2.00, subject to adjustment. During the three months ended March 31, 2010, the Company issued 50,000 warrants under the agreement. The Company recorded a debt discount of $15,274 during the three months ended March 31, 2010 and a total debt discount of $155,938 based on the estimated fair value of the 250,000 warrants issued, and amortized approximately $0, $8,547, $56,539 and $56,274 of the discount to interest expense during the three and nine months ended September 30, 2010 and 2009, respectively. As a result of the December 2009 equity offering, the exercise price of the warrants was adjusted to $0.70 per share (see Note 5 for a discussion on derivative liabilities).
     As of March 31, 2010, the debt discount related to the fair value of the warrants issued and the derivative liability related to the conversion feature were fully amortized. On March 31, 2010, Immersive agreed to extend the note to April 30, 2010. As consideration for extending the note, the Company agreed to exchange Immersive’s Class A warrants to purchase up to 697,639 shares of the Company’s common stock at an exercise price of $1.08 per share and its Class D warrants to purchase up to 250,000 shares of the Company’s common stock at an exercise price of $2.00 per share, for Class G Warrants to purchase up to 697,639 and 250,000 shares of the Company’s common stock, respectively, each with an exercise price of $0.70 per share. The Company recorded a debt discount and derivative liability of $1,898 based on the incremental increase in the estimated fair value of the re-pricing of the 250,000 warrants. The Company recorded an additional debt discount and derivative liability in the amount of $216,811 based on the estimated fair value of the 697,639 warrants issued. The total debt discount was amortized in April 2010.
     The note and accrued interest were not repaid in full by April 30, 2010. As a result, per the agreement, the maturity date was extended to March 31, 2011 and the Company issued Class G Warrants to purchase up to 1,040,000 shares of the Company’s common stock at an exercise price of $0.70 per share. The interest rate compounded annually was amended to 15.0%. The Company recorded interest expense of $37,500 and $102,500 for the three and nine months ended September 30, 2010, respectively, and recorded accrued interest expense of $102,500 as of September 30, 2010. The terms of the Class G Warrants are substantially similar to prior Class G warrants issued by the Company. The Company recorded a debt discount of $329,120 related to the fair value of the warrants issued. Amortization of the debt discount was $80,013 and $126,904, for the three and nine months ended September 30, 2010, respectively.
Vision Opportunity Master Fund, Ltd. Bridge Financing
     On December 30, 2009, the Company sold $3,500,000 in debentures and warrants to Vision Opportunity Master Fund, Ltd. (“Vision”) through a private placement pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Company issued to Vision, 10.0% Secured Convertible Debentures (“Debentures”), with an aggregate principal value of $3,500,000.
     The Debentures accrue interest on the unpaid principal balance at a rate equal to 10% per annum the maturity date is December 30, 2010. At any time after the 240th calendar day following the issue date, the Debentures are convertible into “units” of Company securities at a conversion price of $1.00 per unit, subject to adjustment. Each “unit” consists of one share of the Company’s Series A Convertible Preferred Stock and a warrant to purchase one share of the common stock. As a result of the 240th day passing the Company recorded an additional debt discount and derivative liability in the amount of $275,676 for the three and nine months ended September 30, 2010 (see Note 5). The Company may redeem the Debentures in whole or part at any time after June 30, 2010 for cash in an amount equal to 120% of the principal amount plus accrued and unpaid interest and certain other amounts due in respect of the Debenture. Interest on the Debentures is payable in cash on the maturity date or, if sooner, upon conversion or redemption of the Debentures. In the event of default under the terms of the Debentures, the interest rate increases to 15.0% per annum. The Company recorded interest expense of $87,000 and $265,000 for the three and nine months ended September 30, 2010, respectively, and had accrued interest of $265,000 as of September 30, 2010.
     The Purchase Agreement provides that during the 18 months following December 30, 2009, if either the Company or its wholly owned subsidiary, T3 Motion, Ltd., a company incorporated under the laws of the United Kingdom (the “Subsidiary”), issues common stock, common stock equivalents for cash consideration, indebtedness, or a combination of such securities in a subsequent financing (the “Subsequent Financing”), Vision may participate in such Subsequent Financing in up to an amount equal to Vision’s then percentage ownership of its common stock.
     The Purchase Agreement also provides that from December 30, 2009 to the date that the Debentures are no longer outstanding, if the Company effects a Subsequent Financing, Vision may elect, in its sole discretion, to exchange some or all of the Debentures then held by Vision for any securities issued in a Subsequent Financing on a “$1.00 for $1.00” basis (the “Exchange”); provided, however, that the securities issued in a Subsequent Financing will be irrevocably convertible, exercisable, exchangeable, or resettable (or any other similar feature) based on the price equal to the lesser of (i) the conversion price, exercise price, exchange price, or reset price (or such similar price) in such Subsequent Financing and (ii) $1.00 per share of common stock. Vision is obligated to elect the Exchange on a $0.90 per $1.00 basis (not a $1.00 for $1.00 basis) if certain conditions regarding the Subsequent Financing and other matters are met.
     Also pursuant to the Purchase Agreement, Vision received Series G Common Stock Purchase Warrants (the “Warrants”). Pursuant to the terms of Warrants, Vision is entitled to purchase up to an aggregate of 3,500,000 shares of our common stock at an exercise price of $0.70 per share, subject to adjustment. The Warrants have a term of five years after the issue date of December 30, 2009.
     The Subsidiary entered into a Subsidiary Guarantee (“Subsidiary Guarantee”) for its benefit to guarantee to Vision the obligations due under the Debentures. The Company and the Subsidiary also entered into a Security Agreement (“Security Agreement”) with Vision, under which it and the Subsidiary granted to Vision a security interest in certain of the Company’s and the Subsidiary’s property to secure the prompt payment, performance, and discharge in full of all obligations under the Debentures and the Subsidiary Guarantee.
     The debt discount was allocated between the warrants and the conversion feature of $1,077,652 and $1,549,481, respectively, for the year ended December 31, 2009. The discount is being amortized over the term of the Debentures. The Company amortized $842,122 and $1,950,506 for the three and nine months ended September 30, 2010, respectively. The remaining unamortized warrant and beneficial conversion feature values are recorded as a discount on the Debentures in the accompanying condensed consolidated balance sheets.

     During the three and nine months ended September 30, 2009, the Company amortized $570,238 and $1,363,848, respectively, of interest expense related to a debt discount on a different note to Vision that was ultimately exchanged for shares of the Company’s Preferred Stock.
Lock-Up Agreement
     In connection with the Vision financing, Ki Nam, the Chief Executive Officer and Chairman of the Board of Directors of the Company agreed not to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting trust or otherwise), or in any other way encumber or dispose of, directly or indirectly and whether or not voluntarily, without express prior written consent of Vision, any of the common stock equivalents of the Company until August 27, 2010; provided, however, that commencing on August 27, 2010, he may sell up to 1/24th of the shares of common stock of the Company in each calendar month through February 28, 2011.
NOTE 5 — DERIVATIVE LIABILITIES
     During the three and nine months ended September 30, 2010, the Company recorded additional debt discounts and derivative liabilities of $275,676 and $838,779, respectively, related to related party notes payable (see Notes 4 and 6).
     During 2010, the Company issued 2,310,000 warrants related to the issuance of preferred stock (see Note 6). The Company estimated the fair value of the warrants of $716,236 at the dates of issuance and recorded a reduction in additional paid-in capital and a derivative liability. The change in fair value of the derivative is recorded through earnings at each reporting date.
     During 2010, the Company recorded a discount on the issuance of preferred stock and derivative liability of $685,124 related to the anti-dilution provision of the conversion feature of the preferred stock issued. The discount will be recorded as a deemed dividend with a reduction to retained earnings during the 24-month period that the anti-dilution provision is outstanding. The change in fair value of the derivative is recorded through earnings at each reporting date. For the three and nine months ended September 30, 2010, the amortization of the discount related to the preferred stock anti-dilution provision was $689,109 and $1,862,558, respectively, which was recorded as a deemed dividend.
     On March 22, 2010, one of the Company’s preferred shareholders exercised their option to convert their 2,000,000 preferred shares into 4,000,000 shares of common stock (see Note 6). As a result of the conversion, the Company reclassified the balance of the derivative liability of $1,121,965 to additional paid-in capital and the balance of the discount of $1,099,742, as a deemed dividend.
     As of September 30, 2010, the unamortized discount related to the conversion feature of the preferred stock was $5,030,918.
     The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. These common stock purchase warrants do not trade in an active securities market, and as such, the Company estimates the fair value of these warrants and embedded conversion features using the Black-Scholes-Merton option pricing model using the following assumptions:

September 30,
2010
(unaudited)
Annual dividend yield	—
Expected life (years)	0.25-5
Risk-free interest rate	0.27%-2.55%
Expected volatility	79%-123%

     During the three and nine months ended September 30, 2010 and 2009, the Company recorded other income of $1,228,577, $633,661 $3,095,754, and $4,862,598, respectively, related to the change in fair value of the warrants and embedded conversion options and is included in other income, net in the accompanying condensed consolidated statements of operations.
     The Company determines the fair value of its financial instruments based on a three-level hierarchy for fair value measurements under which these assets and liabilities must be grouped, based on significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair-value hierarchy:
     Level 1 — Valuations based on unadjusted quoted market prices in active markets for identical securities. Currently the Company does not have any items classified as Level 1.
     Level 2 — Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. Currently the Company does not have any items classified as Level 2.
     Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment. The Company used the Black-Scholes-Merton option pricing model to determine the fair value of the instruments.
     If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement.
     The following table presents the Company’s warrants and embedded conversion options measured at fair value on a recurring basis.

	Level 3	Level 3
	Carrying Value	Carrying Value
	September 30,	December 31,
	2010	2009
	(unaudited)
Embedded conversion options	$5,963,936	$8,853,893
Warrants	3,882,961	2,970,583

	$9,846,897	$11,824,476

Decrease in fair value	$3,095,754

     The following table provides a reconciliation of the beginning and ending balances for the Company’s liabilities measured at fair value using Level 3 inputs (unaudited):

Balance at January 1, 2010	$11,824,476
Issuance of warrants and conversion option	2,240,140
Reclassification to equity due to conversion of preferred stock	(1,121,965)
Change in fair value	(3,095,754)

Balance at September 30, 2010	$9,846,897

NOTE 6 — EQUITY
Series A Convertible Preferred Stock
     The Company’s Board of Directors has authorized 20,000,000 shares of Series A preferred stock (“Preferred”). Except as otherwise provided in the Series A Certificate or by law, each holder of shares of Preferred shall have no voting rights. As long as any shares of Preferred are outstanding, however, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred, (a) alter or change adversely the powers, preferences, or rights given to the Preferred or alter or amend the Series A Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Preferred, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred, (d) increase the number of authorized shares of the Preferred, or (e) enter into any agreement with respect to any of the foregoing.
     Each share of Preferred is convertible at any time and from time to time after the issue date at the holder’s option into two shares of the Company’s common stock (subject to beneficial ownership limitations determined by dividing the Stated Value of such share of Preferred by the Conversion Price (each as defined below)).
     Holders of our Preferred are restricted from converting their shares of Preferred to Common Stock if the number of shares of Common Stock to be issued pursuant to such conversion would cause the number of shares of Common Stock beneficially owned by such holder, together with its affiliates, at such time to exceed 4.99% of the then issued and outstanding shares of Common Stock; provided, however, that such holder may waive this limitation upon 61 days’ notice to the Company. The Company has not received any such notice. There are no redemption rights.
     The Conversion Price shall be proportionately reduced for a stock dividend, stock split, subdivision, combination or similar arrangements. The Conversion Price will also be reduced for any sale of common stock (or options, warrants or convertible debt or other derivative securities) at a purchase price per share less than the Conversion Price, subject to certain excepted issuances. The Conversion Price will be reduced to such purchase price if such issuance occurs within the first 12 months of the original issuance date. The Conversion Price will be reduced to a price derived using a weighted-average formula if the issuance occurs after the first 12 months but before the 24 month anniversary of the original issuance date.
     If, at any time while the Preferred is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Preferred, the holders shall have the right to receive, for each Conversion Share (as defined in Section 1 of the Series A Certificate) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock.
     On March 22, 2010, one of the Company’s preferred shareholders exercised their option to convert their 2,000,000 preferred shares into 4,000,000 shares of common stock.

     During 2010, under the terms of the Offering, the Company issued and sold 1,155,000 shares of preferred stock through an equity financing transaction. In connection with the financing, the Company issued warrants to purchase 2,310,000 shares of common stock, exercisable at $0.70 per share. The warrants are exercisable for five years (See Note 5 for additional discussion).
Common Stock
     In September 2008, the Company sold to Piedmont Select Equity Fund (“Piedmont”) 125,000 shares of its common stock at $2.00 per share for an aggregate price of $250,000. In December 2008, the Company entered into a rescission agreement with Piedmont in which it agreed to rescind the Piedmont’s stock purchase so long as affiliates of Piedmont were to purchase at least $250,000 of Company equity securities. In March 2010, two investors affiliated with Piedmont purchased an aggregate of 250,000 shares of the Company’s Series A Preferred Stock at $1.00 per share and were granted warrants to purchase 500,000 shares of Company’s common stock for a purchase price of $250,000. Concurrent with the closing of such offering, the Company rescinded the purchase of the 125,000 shares of common stock. Piedmont delivered the stock certificate for 125,000 shares to the Company and the Company returned the original purchase price of $250,000 to Piedmont.
     On July 21, 2010, the Company issued 20,000 shares of its Common Stock in for investor relations services and recorded expense of $10,000.
NOTE 7 — LOSS PER SHARE
     Basic loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of common shares assumed to be outstanding during the period of computation. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional common shares were dilutive. Options, warrants and shares associated with the conversion of debt and preferred stock to purchase approximately 51.2 million and 15.3 million shares of common stock were outstanding at September 30, 2010 and 2009, respectively, but were excluded from the computation of diluted earnings per share due to the net losses for the periods.
Net loss per basic and diluted share is computed as follows (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net loss	$(1,262,311)	$(2,269,825)	$(4,390,237)	$(3,641,121)
Deemed preferred stock dividend	(689,109)	—	(2,962,300)	—

Net loss applicable to common stockholders	$(1,951,420)	$(2,269,825)	$(7,352,537)	$(3,641,121)

Weighted average number of common shares outstanding:
Basic	48,553,897	44,563,460	47,393,938	44,384,988

Diluted	48,553,897	44,563,460	47,393,938	44,384,988

Net loss per share:
Basic	$(0.04)	$(0.05)	$(0.16)	$(0.08)

Diluted	$(0.04)	$(0.05)	$(0.16)	$(0.08)

NOTE 8 — STOCK OPTIONS AND WARRANTS
Equity Incentive Plan
     On August 15, 2007, the Company adopted the Equity Incentive Plan (the “Plan”), under which direct stock awards or options to acquire shares of the Company’s common stock may be granted to employees and nonemployees of the Company. The Plan is administered by the Company’s Board of Directors. The Plan permitted the issuance of up to 7,450,000 shares of the Company’s common stock. Options granted under the Plan vest 25% per year over four years and expire 10 years from the date of grant. The Company is no longer issuing stock awards or options under the Plan.
Stock Option/Stock Issuance Plan
     During 2010, the Company adopted the 2010 Stock Option/Stock Issuance Plan (the “2010 Plan”), under which direct stock awards or options to acquire shares of the Company’s common stock may be granted to employees and nonemployees of the Company. The 2010 Plan is administered by the Company’s Board of Directors. The 2010 Plan permits the issuance of up to 6,500,000 shares of the Company’s common stock. Options granted under the 2010 Plan generally vest 25% per year over four years and expire 10 years from the date of grant.
     In July 2010, the exercise prices of certain outstanding employee stock options previously granted under the 2007 Equity Incentive Plan were amended by the Company’s Board of Directors to have an exercise price of $0.50 per share. The amendments did not change the vesting schedules or any of the other terms of the respective stock options. As a result of the repricing of the options effected by the amendments, the Company will recognize a non-cash charge of $68,578 in expense for the incremental change in fair value of the repriced options. Of the $68,578, the Company recognized $37,087 as stock based compensation for the three and nine months ended September 30, 2010 for the previously vested options. The remainder of the balance, $31,491, related to the unvested options will be amortized over the remaining vesting period of the related options. This repricing affected 24 employees who held 859,000 stock options in July 2010.
Common Stock Options
     The following table sets forth the share-based compensation expense (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Stock compensation expense — cost of net revenues	$6,796	$29,329	$43,968	$95,400
Stock compensation expense — sales and marketing	47,721	84,777	127,229	263,215
Stock compensation expense — research and development	38,078	49,652	99,336	153,897
Stock compensation expense — general and administrative	138,231	260,803	376,565	748,354

Total stock compensation expense	$230,826	$424,561	$647,098	$1,260,866

     A summary of common stock option activity under the Plans for the nine months ended September 30, 2010 is presented below (unaudited):

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Life	Value
Options outstanding — January 1, 2010	6,033,188	$0.77
Options granted	2,910,500	$0.50
Options exercised	—	—
Options forfeited	(1,856,876)	$0.67
Options cancelled	—	—

Total options outstanding — September 30, 2010	7,086,812	$0.57	8.38	$—

Options exercisable — September 30, 2010	3,719,854	$0.63	7.33	$—

Options vested and expected to vest — September 30, 2010	6,993,594	$0.57	8.36	$—

Options available for grant under the 2010 Plan at September 30, 2010	3,639,500

     The following table summarizes information about stock options outstanding and exercisable at September 30, 2010 (unaudited):

	Options			Options
	Outstanding			Exercisable
		Weighted Average
		Remaining	Weighted		Weighted
Exercise	Number of	Contractual	Average	Number of	Average
Prices	Shares	Life (in years)	Exercise Price	Shares	Exercise Price
$ 0.50	3,657,520	9.44	$0.50	485,480	$0.50
$ 0.60	2,429,292	7.26	$0.60	2,234,374	$0.60
$ 0.77	1,000,000	7.20	$0.77	1,000,000	$0.77

	7,086,812	8.38	$0.57	3,719,854	$0.63

     At September 30, 2010, the amount of unearned stock-based compensation currently estimated to be expensed from fiscal 2010 through 2014 related to unvested common stock options is approximately $1.5 million. The weighted-average period over which the unearned stock-based compensation is expected to be recognized is approximately 3.2 years. If there are any modifications or cancellations of the underlying unvested common stock options, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional common stock options or other equity awards.
Warrants
     From time to time, the Company issues warrants to purchase shares of the Company’s common stock to investors, note holders and to non-employees for services rendered or to be rendered in the future (See Notes 4 and 6). Such warrants are issued outside of the Plan. A summary of the warrant activity for the nine months ended September 30, 2010 is presented below (unaudited):

		Weighted-	Weighted-Average
		Exercise	Contractual	Aggregate Intrinsic
	Number of Shares	Price	Life	Value
			(In years)
Warrants outstanding — January 1, 2010	10,746,143	$0.87	4.89
Warrants granted (See Notes 4 and 6)	4,347,639	$0.70
Warrants exercised	—	—
Warrants cancelled	(947,639)	$0.93

Warrants outstanding and exercisable-September 30, 2010	14,146,143	$0.73	4.36	$—

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Warranties
     The Company’s warranty policy generally provides coverage for components of the vehicle, power modules, and charger system that the Company produces. Typically, the coverage period is the shorter of one calendar year or 2,500 miles, from the date of sale. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using estimated information on the nature, frequency, and average cost of claims. Revision to the reserves for estimated product warranties is made when necessary, based on changes in these factors. Management actively studies trends of claims and takes action to improve vehicle quality and minimize claims.
     The T3 Series vehicle is a front wheel drive all electric vehicle and as such the front fork assembly is the main vehicle drive system. In late 2007, the Company made significant improvements to this drive system by implementing into production a new belt drive system. The system offers greater efficiency and minimizes the need for routine maintenance while improving the overall quality of the vehicle. The belt drive system is standard on new 2008 models and is reverse compatible with all older year models. The Company has agreed to retro-fit existing vehicles that are in service with the new system.
     On June 25, 2008, the Company elected to upgrade or replace approximately 500 external chargers (revision D or older) that were produced due to a chance that the chargers could fail over time. A failed charger could result in degrading the life of the batteries or cause the batteries to be permanently inoperable, or in extreme conditions result in thermal runaway of the batteries. The charges were placed in service between January 2007 and April 2008. The Company is notifying customers informing them of the need for an upgrade and will begin sending out new and/or upgraded chargers (revision E) to replace all existing revision D or older chargers that are in the field. After all the upgrades are complete, any remaining returned chargers will be upgraded to revision E and resold as refurbished units. The Company did not include any potential revenue from re-sales in the estimate. The total costs of upgrading or replacing these chargers are estimated to be approximately $78,000. The Company anticipates that all of the chargers will be upgraded or replaced by December 2010.
     The following table presents the changes in the product warranty accrual for the nine months ended September 30 (unaudited):

	2010	2009
Beginning balance, January 1,	$235,898	$362,469
Charged to cost of revenues	77,144	123,902
Usage	(161,864)	(217,087)

Ending balance, September 30	$151,178	$269,284

Legal Contingency
     Preproduction Plastics, Inc. v. T3 Motion., Inc. Ki Nam and Jason Kim (Orange County Superior Court Case No. 30.2009-00125358): On June 30, 2009, Preproduction Plastics, Inc. (“Plaintiff”) filed suit in Orange County Superior Court, alleging causes of actions against T3 Motion, Inc., Ki Nam, the Company’s CEO, and Jason Kim, the Company’s former COO, (“Defendants”) for breach of contract, conspiracy, fraud and common counts, arising out of a purchase order allegedly executed between Plaintiff and T3 Motion, Inc. On August 24, 2009, Defendants filed a Demurrer to the Complaint. Prior to the hearing on the Demurrer, Plaintiff filed a First Amended Complaint against Defendants for breach of contract, fraud and common counts, seeking compensatory damages of $470,599, attorney’s fees, punitive damages, interest and costs. On October 27, 2009, Defendants filed a Demurrer, challenging various causes of action in the First Amended Complaint. The Court overruled the Demurrer on December 4, 2009. On December 21, 2009, Defendants filed an answer to the First Amended Complaint, and trial was set for July 30, 2010. On or about July 29, 2010, the case was settled in its entirety. T3 agreed to pay compensatory damages, attorneys’ fees and costs totaling $493,468, through monthly payments of $50,000 each, with 6% interest accruing from the date of the settlement. Periodic payments are expected to be made through May 2011. The first payment of $50,000 was made on August 3, 2010 and payments are continuing to be made. At September 30, 2010, the Company recorded the entire settlement amount as a note payable in the accompanying Condensed Consolidated Balance Sheet.

     In the ordinary course of business, the Company may face various claims brought by third parties in addition to the claim described above and may from time to time, make claims or take legal actions to assert the Company’s rights, including intellectual property rights as well as claims relating to employment and the safety or efficacy of the Company’s products. Any of these claims could subject us to costly litigation and, while the Company generally believes that it has adequate insurance to cover many different types of liabilities, the insurance carriers may deny coverage or the policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of such awards could have a material adverse effect on the consolidated operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. Management believes the outcome of currently pending claims and lawsuits will not likely have a material effect on the consolidated operations or financial position.
Indemnities and Guarantees
     During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company’s officers under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of these indemnities and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company would be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liability has been recorded for these indemnities and guarantees in the accompanying condensed consolidated balance sheets.
NOTE 10 — RELATED PARTY TRANSACTIONS
     The following reflects the activity of the related party transactions for the respective periods.
Accounts Receivable
     The Company has receivables of $35,722 due from Graphion Technology USA LLC (“Graphion”) related to consulting services rendered and fixed assets sold to them. During the three and nine months ended September 30, 2010 the company sold fixed assets to them for $6,820 to Graphion. Graphion is wholly owned by the Company’s Chief Executive Officer and is under common ownership. The amounts due are non-interest bearing and due upon demand.
     As of September 30, 2010 and December 31, 2009, there were outstanding related party receivables of $10,670 and $6,756, respectively, which primarily relate to receivables due from Mr. Nam for rent at the Company’s operating facility.
Related Party Payables
     The Company purchases batteries and research and development parts and services from Graphion. During the three months ended September 30, 2010 and 2009, the Company had no purchases and purchased $100,000 and $520,278 for the nine months ended September 30, 2010 and 2009, respectively, of parts and services and had an outstanding accounts related party balance of $0 and $104,931 at September 30, 2010 and December 31, 2009, respectively.
     During the nine months ended September 30, 2010, Ki Nam, the Chief Executive Officer, advanced $610,000 to the Company to be used for operating requirements. The Company is currently in the process of negotiating the repayment terms of the advances.
Notes Payable — see Note 4
NOTE 11 — SUBSEQUENT EVENTS
     One of the Company’s shareholders advanced $1.2 million to the Company during October 2010 for operation requirements. The Company is currently in the process of negotiating the repayment terms of the advances.
     During October 2010, the Company repaid $390,000 of the $610,000 advanced to the Company by the Chief Executive Officer, Ki Nam.

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
T3 Motion, Inc.
     We have audited the accompanying consolidated balance sheets of T3 Motion, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ (deficit) equity and cash flows for the years ended December 31, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T3 Motion, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for years ended December 31, 2009, 2008, and 2007, in conformity with accounting principles generally accepted in the United States of America.
     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1, the Company has incurred significant operating losses and had negative cash flows from operations since inception and at December 31, 2009, has a working capital deficit of $11,008,404 and an accumulated deficit of $33,062,174. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.
/s/ KMJ CORBIN & COMPANY LLP
Costa Mesa, California
March 31, 2010

T3 MOTION, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$2,580,798	$1,682,741
Accounts receivable, net of reserves of $37,000 and $27,000, respectively	747,661	1,447,004
Related party receivables	35,658	33,248
Inventories	1,169,216	1,814,469
Prepaid expenses and other current assets	161,997	612,795

Total current assets	4,695,330	5,590,257
Property and equipment, net	868,343	1,197,170
Intangible asset, net	—	625,000
Deposits	495,648	491,761

Total assets	$6,059,321	$7,904,188

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$872,783	$2,260,738
Accrued expenses	1,064,707	785,494
Related party payables	104,931	2,155,483
Derivative liabilities	11,824,476	—
Related party notes payable, net of debt discounts	1,836,837	986,598

Total current liabilities	15,703,734	6,188,313
Long-term liabilities:
Related party note payable	—	1,000,000

Total liabilities	15,703,734	7,188,313

Commitments and contingencies
Stockholders’ (deficit) equity:
Series A convertible preferred stock, $0.001 par value; 20,000,000 shares authorized; 12,347,563 and no shares issued and outstanding, respectively	12,348	—
Common stock, $0.001 par value; 150,000,000 shares authorized; 44,663,462 and 43,592,428 shares issued and outstanding, respectively	44,664	43,593
Additional paid-in capital	23,356,724	25,043,452
Accumulated deficit	(33,062,174)	(24,375,827)
Accumulated other comprehensive income	4,025	4,657

Total stockholders’ (deficit) equity	(9,644,413)	715,875

Total liabilities and stockholders’ (deficit) equity	$6,059,321	$7,904,188

See accompanying notes to consolidated financial statements

T3 MOTION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2009	2008	2007
Net revenues	$4,644,022	$7,589,265	$1,822,269
Cost of revenues	4,988,118	9,292,876	3,928,525

Gross loss	(344,096)	(1,703,611)	(2,106,256)

Operating expenses:
Sales and marketing	1,927,824	2,290,253	1,724,779
Research and development	1,395,309	1,376,226	1,243,430
General and administrative	5,126,801	6,250,632	3,454,496

Total operating expenses	8,449,934	9,917,111	6,422,705

Loss from operations	(8,794,030)	(11,620,722)	(8,528,961)

Other income (expense):
Interest income	2,510	55,091	3,239
Other income (expense)	5,565,869	(73,783)	12,426
Interest expense	(3,472,442)	(657,583)	(63,136)

Total other income (expense), net	2,095,937	(676,275)	(47,471)

Loss before provision for income taxes	(6,698,093)	(12,296,997)	(8,576,432)
Provision for income tax	800	800	800

Net loss	(6,698,893)	(12,297,797)	(8,577,232)
Other comprehensive (loss) income:
Foreign currency translation (loss) income	(632)	5,434	(777)

Comprehensive loss	$(6,699,525)	$(12,292,363)	$(8,578,009)

Net loss per share:
Basic and diluted	$(0.15)	$(0.29)	$(0.24)

Weighted average number of common shares outstanding:
Basic and diluted	44,445,042	42,387,549	35,223,795

See accompanying notes to consolidated financial statements

T3 MOTION, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

							Other
		Preferred		Common			Comprehensive
	Preferred	Stock	Common	Stock	Additional	Accumulated	Income	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	(Loss)	(Deficit) Equity
Balance, January 1, 2007	—		33,921,212	$33,921	$2,261,079	$(3,500,798)	$—	$(1,205,798)
Issuance of common stock for cash, net of issuance costs of $210,000	—	—	2,911,622	2,912	3,385,088	—	—	3,388,000
Issuance of common stock for a note receivable	—	—	2,298,851	2,299	1,997,701	—	—	2,000,000
Capital contributed by the majority stockholder	—	—	—	—	4,000,000	—	—	4,000,000
Conversion of related-party debt to equity	—	—	—	—	1,673,279	—	—	1,673,279
Value of warrants issued with debt	—	—	—	—	485,897	—	—	485,897
Share-based compensation expense	—	—	—	—	1,927,878	—	—	1,927,878
Foreign currency translation loss	—	—	—	—	—	—	(777)	(777)
Net loss	—	—	—	—	—	(8,577,232)	—	(8,577,232)

Balance, December 31, 2007	—	—	39,131,685	39,132	15,730,922	(12,078,030)	(777)	3,691,247
Issuance of common stock for cash, net of issuance costs of $240,240	—	—	4,420,743	4,421	6,664,742	—	—	6,669,163
Foreign currency translation income	—	—	—	—	—	—	5,434	5,434
Issuance of common stock for outside services	—	—	40,000	40	79,960	—	—	80,000
Value of warrants issued with debt	—	—	—	—	1,215,638	—	—	1,215,638
Value of debt issuance costs	—	—	—	—	79,000	—	—	79,000
Correction of prior year related-party conversion of debt to equity	—	—	—	—	(93,300)	—	—	(93,300)
Share-based compensation expense	—	—	—	—	1,366,490	—	—	1,366,490
Net loss	—	—	—	—	—	(12,297,797)	—	(12,297,797)

Balance, December 31, 2008	—	—	43,592,428	43,593	25,043,452	(24,375,827)	4,657	715,875
Issuance of preferred stock for cash, net of issuance costs of $21,058	2,000,000	2,000	—	—	1,976,942	—	—	1,978,942
Conversion of notes payable and accrued interest to equity	4,031,865	4,032	—	—	4,691,600	—	—	4,695,632
Issuance of preferred stock for anti-dilution	4,051,948	4,052	—	—	(4,052)	—	—	—
Issuance of preferred stock for exchange of warrants	2,263,750	2,264	—	—	1,153,126			1,155,390
Amortization of preferred stock discount related to conversion feature and warrants	—	—	—	—	6,116	(6,116)	—	—
Cumulative effect of change in accounting principle	—	—	—	—	(4,013,085)	(1,981,338)	—	(5,994,423)
Preferred stock discount related to conversion feature and warrants	—	—	—	—	(9,054,851)	—	—	(9,054,851)
Reclassification of derivative liability to equity	—	—	—	—	208,857	—	—	208,857
Issuance of common stock for outside services	—	—	1,071,034	1,071	1,665,135	—	—	1,666,206
Share-based compensation expense	—	—	—	—	1,683,484	—	—	1,683,484
Foreign currency translation loss	—	—	—	—	—	—	(632)	(632)
Net loss	—	—	—	—	—	(6,698,893)	—	(6,698,893)

Balance, December 31, 2009	12,347,563	$12,348	44,663,462	$44,664	$23,356,724	$(33,062,174)	$4,025	$(9,644,413)

See accompanying notes to consolidated financial statements

T3 MOTION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(6,698,893)	$(12,297,797)	$(8,577,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	10,000	3,000	30,000
Depreciation and amortization	989,867	720,206	191,736
Loss on disposal of property and equipment	—	74,516	—
Warranty expense	129,183	417,857	410,795
Share-based compensation expense	1,683,484	1,366,490	1,927,878
Loss on conversion of debt to preferred stock, net	617,932	—	—
Change in fair value of derivative liability	(6,184,151)	—	—
Investor relations expense	130,000	1,406,206	—
Amortization of debt discount	2,919,673	488,133	—
Changes in operating assets and liabilities:
Accounts receivable	689,343	(1,107,819)	(372,185)
Inventories	645,254	(595,375)	(929,387)
Prepaid expenses and other current assets	450,798	(474,328)	19,345
Security deposits	(3,887)	(2,925)	(44,782)
Accounts payable and accrued liabilities	(719,720)	1,105,489	688,606
Related party payables	(15,818)	120,749	—

Net cash used in operating activities	(5,356,937)	(8,775,598)	(6,655,226)

Cash flows from investing activities:
Loans/advances to related parties	(6,756)	(11,685)	(24,563)
Deposits on fixed assets	—	(444,054)	—
Purchases of property and equipment	(36,040)	(619,929)	(756,304)
Repayment of loans/advances to related parties	4,346	3,000	—
Purchase of data license from related party	—	(1,000,000)	—
Proceeds from the sale of property and equipment	—	8,900	—

Net cash used in investing activities	(38,450)	(2,063,768)	(780,867)

Cash flows from financing activities:
Proceeds from notes payable from related parties	4,514,963	2,200,000	2,000,000
Loans/advances from related parties	—	715,000	4,236,778
Payment of loans from related parties	—	(1,999,762)	(3,562,224)
Repayment of note payable	(199,829)	—	—
Proceeds from the sale of common stock and contributions from stockholder	—	6,669,163	7,388,000
Proceeds from the sale of preferred stock, net of issuance costs	1,978,942	—	—
Proceeds from related party note receivable	—	—	2,300,000

T3 MOTION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2009	2008	2007
Net cash provided by financing activities	6,294,076	7,584,401	12,362,554

Effect of exchange rates on cash	(632)	5,434	(777)

Net increase (decrease) in cash and cash equivalents	898,057	(3,249,531)	4,925,684
Cash and cash equivalents, beginning of year	1,682,741	4,932,272	6,588

Cash and cash equivalents, end of year	$2,580,798	$1,682,741	$4,932,272

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$127,116	$158,382	$—

Income taxes	$800	$1,600	$800
Supplemental disclosure of non cash activities:
Issuance of common stock for related party payables	$1,536,206	$—	$2,000,000

Conversion of related party payable to related party notes payable	$498,528	$—	$—

Conversion of accounts payable to note payable	$199,829	$—	$—

Cumulative effect to retained earnings due to adoption of accounting standard	$1,981,338	$—	$—

Cumulative effect to additional paid-in capital due to adoption of accounting standard	$4,013,085	$—	$—

Cumulative effect to debt discount due to adoption of accounting standard	$859,955	$—	$—

Conversion option of preferred stock and warrants issued with preferred stock recorded as derivative liabilities	$9,054,851	$—	$—

Conversion of debt and accrued interest to equity	$4,031,865	$—	$—

Reclassification of derivative liability to equity	$208,857	$—	$—

Issuance of preferred stock for exchange of warrants	$1,155,390	$—	$—

Debt discount and warrant liability recorded upon issuance of warrants	$3,510,751	$—	$—

Amortization of preferred stock discount related to conversion feature and warrants	$6,116	$—	$—

Fair value of stock warrants issued with debt	$—	$1,215,638	$485,897

Issuance of preferred stock for anti-dilution	$4,052	$—	$—

Conversion of accrued liability to related-party payable	$—	$210,000	$—

Fair value of loan issue costs	$—	$79,000	$—

Conversion of related-party debt to equity	$—	$(93,300)	$1,673,279

See accompanying notes to consolidated financial statements

T3 MOTION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 and 2007
NOTE 1 — DESCRIPTION OF BUSINESS
Organization
     T3 Motion, Inc. (the “Company”) was organized on March 16, 2006, under the laws of the state of Delaware. The Company develops and manufactures T3 Series vehicles, which are electric three-wheel stand-up vehicles that are directly targeted to the public safety and private security markets. T3 Series have been designed to tackle a host of daily professional functions, from community policing to patrolling of airports, military bases, campuses, malls, public event venues and other high-density areas. In September 2009, we introduced the CT Micro Car, the (L.S.V./N.E.V.) four-wheeled electric car.
Going Concern
     The Company’s consolidated financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has sustained operating losses since its inception (March 16, 2006) and has used substantial amounts of working capital in its operations. Management has been and is continuing to implement its cost reduction strategy for material, production and service costs. Until management achieves its cost reduction strategy over the next year and sufficiently increases cash flow from operations, the Company will require additional capital to meet its working capital requirements, debt service, research and development, capital requirements and compliance requirements. Further, at December 31, 2009, the Company has an accumulated deficit of $33,062,174 and a working capital deficit of $11,008,404. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
     Management believes that its current sources of funds and current liquid assets will allow the Company to continue as a going concern through at least September 30, 2010. During 2009, the Company has obtained equity financing, net of offering costs, from third parties of approximately $2.0 million, received proceeds from related party notes of approximately $4.5 million and converted related-party notes of approximately $4.0 million to preferred shares (see Notes 8 and 10). The Company plans to raise additional debt and/or equity capital to finance future activities and plans to refinance the outstanding balance of $1.0 million related to the note to Immersive Media Corporation (“Immersive”) due March 31, 2010. In light of these plans, management is confident in the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T3 MOTION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Principles of Consolidation
     The accompanying consolidated financial statements include the accounts of T3 Motion, Inc. and its wholly owned subsidiary, T3 Motion Ltd. (UK) (the “subsidiary”). All significant inter-company accounts and transactions are eliminated in consolidation.
Reclassifications
     Certain amounts in the 2008 consolidated financial statements have been reclassified to conform with the current year presentation.
See accompanying notes to consolidated financial statements

Use of Estimates
     The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to; collectibility of receivables, recoverability of long-lived assets, realizability of inventories, warranty accruals, valuation of stock-based transactions, valuation of derivative liabilities and realizability of deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.
Foreign Currency Translation
     The Company measures the financial statements of its foreign subsidiary using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included as a separate component in stockholders’ equity. Gains and losses from foreign currency translations are included in other comprehensive income (loss). Translation gains (losses) of ($632), $5,434 and ($777) were recognized during the years ended December 31, 2009, 2008 and 2007, respectively.
Concentrations of Credit Risk
Cash
     The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. From time to time, the Company’s cash balances exceed the amount insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits. At December 31, 2009, the Company had cash deposits of approximately $2.7 million in excess of the FDIC limit.
Accounts Receivable
     The Company performs periodic evaluations of its customers and maintains allowances for potential credit losses as deemed necessary. The Company generally does not require collateral to secure its accounts receivable. The Company estimates credit losses based on management’s evaluation of historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2009 and 2008, the Company has an allowance for doubtful accounts of $37,000 and $27,000, respectively. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

     As of December 31, 2009 and 2008, two customers accounted for more than 10% of total accounts receivable and no customers accounted for 10% of total accounts receivable, respectively. No customer accounted for more than 10% of net revenues for the years ended December 31, 2009, 2008 and 2007.
Accounts Payable
     As of December 31, 2009 and 2008, one vendor accounted for more than 10% of total accounts payable and no one vendor accounted for approximately 10% of total accounts payable, respectively. No customer accounted for more than 10% of purchases for the years ended December 31, 2009, 2008 and 2007.

Inventories
     Inventories, which consist of raw materials, finished goods and work-in-process, are stated at the lower of cost or net realizable value, with cost being determined by the average-cost method, which approximates the first-in, first-out method. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence. This evaluation primarily includes an analysis of forecasted demand in relation to the inventory on hand, among consideration of other factors. Based upon the evaluation, provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the respective inventories.
Property and Equipment
     Property and equipment are stated at cost, and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the shorter of their estimated lives or the remaining lease term. Significant renewals and betterments are capitalized. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. At the time property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are reflected in the consolidated statements of operations.
Impairment of Long-Lived Assets
     The Company accounts for its long-lived assets in accordance with the accounting standards which require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value. As of December 31, 2009, the Company performed an annual review of its identified intangible asset related to the GeoImmersive license agreement to assess potential impairment. At December 31, 2009, management deemed the intangible asset to be fully impaired, as management has decided to allocate the resources required to map the data elsewhere. As a result, the remaining value was fully amortized as of December 31, 2009 (see Note 5). As of December 31, 2009, the Company does not believe there has been any other impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for its products will continue, which could result in impairment of long-lived assets in the future.
Fair Value of Financial Instruments
     The Company’s financial instruments consist of cash, accounts receivable, related party receivables, accounts payable, accrued expenses, related party payables and related party notes payable. The carrying value for all such instruments except related notes payable approximates fair value due to the short-term nature of the instruments. The Company cannot determine the fair value of its related party notes payable due to the related party nature and instruments similar to the notes payable could not be found.
Revenue Recognition
     The Company recognizes revenues when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured.
     For all sales, the Company uses a binding purchase order as evidence of an arrangement. Delivery occurs when goods are shipped for customers. The Company ships with either FOB Shipping Point or Destination terms. Shipping documents are used to verify delivery and customer acceptance. For FOB Destination, the Company records revenue when proof of delivery is confirmed by the shipping company. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund. The Company offers a standard product warranty to its customers for defects in materials and workmanship for a period of one year or 2,500 miles, whichever comes first (see Note 12), and has no other post-shipment obligations. The Company assesses collectibility based on the creditworthiness of the customer as determined by evaluations and the customer’s payment history.
     All amounts billed to customers related to shipping and handling are classified as net revenues, while all costs incurred by the Company for shipping and handling are classified as cost of revenues.
     The Company does not enter into contracts that require fixed pricing beyond the term of the purchase order. All sales via distributor agreements are accompanied by a purchase order. Further, the Company does not allow returns of unsold items.
     The Company has executed various distribution agreements whereby the distributors agreed to purchase T3 Series packages (one T3 Series, two power modules, and one charger per package). The terms of the agreements require minimum re-order amounts for the vehicles to be sold through the distributors in specified geographic regions. Under the terms of the agreements, the distributor takes ownership of the vehicles and the Company deems the items sold at delivery to the distributor.
Share Based Compensation
     The Company maintains a stock option plan (see Note 11) and records expenses attributable to the stock option plan. The Company elected to amortize stock-based compensation for awards granted on or after March 16, 2006 (date of inception) on a straight-line basis over the requisite service (vesting) period for the entire award.
     The Company accounts for equity instruments issued to consultants and vendors in exchange for goods and services in accordance with the accounting standards. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.
     In accordance with the accounting standards, an asset acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantor’s balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company records the fair value of the fully vested, non-forfeitable common stock issued for future consulting services as prepaid expense in its consolidated balance sheet.
Beneficial Conversion Features and Debt Discounts
     The convertible features of convertible notes provides for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”). The relative fair values of the BCF have been recorded as discounts from the face amount of the respective debt instrument. The Company is amortizing the discount using the effective interest method through maturity of such instruments. The Company will record the corresponding unamortized debt discount related to the BCF as interest expense when the related instrument is converted into the Company’s common stock.
Income Taxes
     The Company accounts for income taxes under the provisions of the accounting standards. Under the accounting standards, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such asset will not be realized through future operations.
Loss Per Share
     Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares assumed to be outstanding during the period of computation. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional common shares were dilutive. Options, warrants and shares associated with the conversion of debt and preferred stock to purchase approximately 50.5 million, 13.8 million, and 6.6 million shares of common stock were outstanding at December 31, 2009, 2008 and 2007, respectively, but were excluded from the computation of diluted earnings per share due to the net losses for the periods.

	Years Ended December 31,
	2009	2008	2007
Net loss	$(6,698,893)	$(12,297,797)	$(8,577,232)
Deemed preferred stock dividend	(6,116)	—	—

Net loss applicable to common stockholders	$(6,705,009)	$(12,297,797)	$(8,577,232)

Weighted average number of common shares outstanding:
Basic and diluted	44,445,042	42,387,549	35,223,795
Net loss per share:
Basic and diluted	$(0.15)	$(0.29)	$(0.24)

Research and Development
     The Company expenses research and development costs as incurred.
Advertising
     Advertising expenses are charged against operations when incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $4,226, $28,539 and $73,839, respectively, and are included in sales and marketing expenses in the accompanying consolidated statements of operations.
Business Segments
     The Company currently only has one reportable business segment due to the fact that the Company derives its revenue primarily from one product. The CT Micro Car is not included in a separate business segment due to nominal net revenues during the year ended December 31, 2009. The revenue from domestic and international sales are shown below.

	For the Years Ended December 31,
	2009	2008	2007
Net revenues:
T3 Domestic	$3,654,290	$6,987,618	$1,682,492
T3 International	963,911	601,647	139,777
CT Domestic	25,821	—	—

Total net revenues	$4,644,022	$7,589,265	$1,822,269

Recent Accounting Pronouncements
     New Accounting Standards. In the third quarter of 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with GAAP. All accounting guidance that is not included in the Codification will be considered to be non-authoritative. The FASB will issue Accounting Standard Updates (“ASUs”), which will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in the Codification. ASUs are not authoritative in their own right. The Codification does not change GAAP and did not have an affect on the Company’s financial position or results of operations.
     In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures:Improving Disclosures About Fair Value Measurement (“ASU 2010-6”), which affects the disclosures made about recurring and non-recurring fair value measurements. ASU 2010-6 is effective for the Company’s fiscal year beginning January 1, 2010, and for annual and interim periods thereafter. The Company is currently evaluating the impact that ASU 2010-6 will have on its consolidated financial statements.
NOTE 3 — INVENTORIES
     Inventories consist of the following at December 31:

	2009	2008
Raw materials	$959,909	$1,170,278
Work-in-process	91,013	540,260
Finished goods	118,294	103,931

	$1,169,216	$1,814,469

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets consist of the following at December 31:

	2009	2008
Prepaid inventory	$64,744	$355,720
Prepaid expenses and other current assets	97,253	257,075

	$161,997	$612,795

NOTE 5 — INTANGIBLE ASSET
     On March 31, 2008, the Company paid $1,000,000 to Immersive, one of the Company’s shareholders, to purchase a GeoImmersive License Agreement giving the Company the right to resell data in the Immersive mapping database.
     On March 16, 2009, the Company revised the terms of the agreement to revise the start of the two year license to begin upon the completion and approval of the post-production data. The revision includes automatic one-year renewals unless either party cancels within 60 days of the end of the contract. Upon the execution of the revision, the Company ceased amortizing the license and will test annually for impairment until the post-production of the data is complete. At December 31, 2009, management performed its annual review to assess potential impairment and deemed the intangible asset to be fully impaired, as management has decided to allocate the resources required to map the data elsewhere. As a result, the remaining value, of $625,000, was fully amortized as of December 31, 2009.

     During 2009 and 2008, the Company recorded $625,000 and $375,000, respectively, of amortization expense which is included in general and administrative expenses in the Company financial statements.
     Intangible asset consisted of the following at December 31:

	Estimated
	Useful Life	2009	2008
Geolmmersive License Agreement	2 Years	$1,000,000	$1,000,000
Less: accumulated amortization		(1,000,000)	(375,000)

		$—	$625,000

NOTE 6 — PROPERTY AND EQUIPMENT
     Property and equipment consist of the following at December 31:

	2009	2008
Office and computer equipment	$291,874	$290,760
Demonstration vehicles	370,456	368,685
Manufacturing equipment	1,015,320	976,735
Leasehold improvements	108,336	113,765

	1,785,986	1,749,945
Less accumulated depreciation and amortization	(917,643)	(552,775)

	$868,343	$1,197,170

     Depreciation and amortization expense consisted of the following:

	For the Years Ended December 31,
	2009	2008	2007
Cost of revenues	$200,151	$176,818	$119,355
General and administrative	164,716	168,388	72,381

	$364,867	$345,206	$191,736

NOTE 7 — INCOME TAXES
     The provision for income taxes consists of the following for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Current:
Federal	$—	$—	$—
State	800	800	800
Foreign	—	—	—

	800	800	800

Deferred:
Federal	(2,580,732)	(3,799,565)	(2,228,726)
State	(702,405)	(1,108,919)	(591,164)
Foreign	(30,563)	(54,227)	(30,529)

	(3,313,700)	(4,962,711)	(2,850,419)

Less change in valuation allowance	3,313,700	4,962,711	2,850,419

	$800	$800	$800

     Income taxes differ from the amounts computed by applying the federal income tax rate of 34.0%. A reconciliation of this difference is as follows:

	2009	2008	2007
Taxes calculated at federal rate	(2,277,629)	$(4,183,747)	(2,915,987)
State tax, net of federal benefit	528	528	528
Exclusion of certain meals and entertainment	4,678	4,033	1,170
Foreign losses — not benefitted	34,638	61,458	34,600
Incentive stock options	572,385	453,197	638,725
Loss on debt conversion	225,686	—	—
Research credits	(36,723)	(135,710)	—
Other, net	35,575	1,496	5,428
Valuation allowance	1,441,662	3,799,545	2,236,336

Net deferred tax asset	$800	$800	800

     The components of the net deferred assets as of December 31 are as follows:

	2009	2008
Accruals and reserves	$240,483	$227,081
Basis difference in fixed assets	(70,771)	(102,525)
Stock options	21,109	21,109
Tax credits	353,808	278,458
Net operating loss carryforward	12,075,249	8,882,039

	12,619,878	9,306,162
Valuation allowance — federal	(12,619,878)	(9,306,162)

Net deferred tax asset	$—	$—

     An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize. As of December 31, 2009, the Company has available net operating loss carry forwards of approximately $27.9 million for federal and $28.1 million for state purposes and $0.4 million for foreign purposes which start to expire beginning in 2026 for federal and 2018 for California purposes and carryforward indefinitely for foreign purposes. The Company’s use of its net operating losses may be restricted in future years due to the limitations pursuant to IRC Section 382 on changes in ownership. The Company also has federal and state research and experimentation tax credits of approximately $0.2 million and $0.2 million, respectively, that begin to expire in 2027 for federal purposes and have an indefinite carryforward for state purposes.
     The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
     The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize deferred income tax assets in the future in excess of net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.
     The accounting guidance for uncertainty in income taxes provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the accounting standard and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The accounting standard is effective for fiscal years beginning after December 15, 2006.
     The adoption of the accounting standard for uncertainty in income taxes on January 1, 2008, did not require an adjustment to the consolidated financial statements. There were no adjustments required for the year ended December 31, 2009.
     The Company recognizes interest and penalties related to unrecognized tax benefits (if any) within the income tax expense line in the accompanying condensed consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the condensed consolidated balance sheet.

NOTE 8 — RELATED PARTY NOTES PAYABLE
     Related party notes payable, net of discounts consisted of the following at December 31:

	2009	2008
Note payable to Immersive Media Corp., 12% interest rate, net of discount of $41,265 and $0, respectively	$958,735	$1,000,000
Note payable to Vision Opportunity Master Fund, Ltd., 10% interest rate, net of discount of $2,621,898 and $1,213,402, respectively	878,102	986,598

	$1,836,837	$1,986,598

     The aggregate annual maturities for related party notes payable in each of the years after December 31, 2009, are as follows:

Year	Related Party Notes Payable
2010	$4,500,000
Immersive Note
     On December 31, 2007, the Company issued a 12% secured promissory note in the principal amount of $2,000,000 to Immersive, one of the Company’s shareholders. On March 31, 2008, the Company repaid $1,000,000 of the principal amount. The note is secured by all of the Company’s assets. All unpaid principal and accrued interest was due on December 31, 2008 (see amendment below).
     In connection with the issuance of the promissory note, the Company issued a warrant to Immersive for the purchase of 697,639 shares of the Company’s common stock at an exercise price of $1.08 per share. The warrants are immediately exercisable. The Company recorded a debt discount of $485,897 related to the fair value of the warrants, which was calculated using the Black-Scholes Merton option pricing model. The debt discount was amortized to interest expense over the original term of the promissory note. Amortization of the debt discount was $485,897 for the year ended December 31, 2008.
     On December 19, 2008, the Company amended the terms of the promissory note with Immersive to, among other things, extend the maturity date of the outstanding balance of $1,000,000 from December 31, 2008 to March 31, 2010. The amended terms also provide that in the event the Company receives (i) $10,000,000 or more in a private placement financing or (ii) $15,000,000 or more in equity financing at any time after the date of the amendment and prior to March 31, 2010, the promissory note shall become immediately due and payable. Pursuant to the terms of the amended promissory note, during the pendency and prior to the closing of an equity offering, Immersive will have the option to convert the outstanding and unpaid principal and accrued interest into units of the Company’s equity at $1.65 per unit, subject to adjustment. Each unit consists of a share of the Company’s common stock and a warrant to purchase one share of the Company’s common stock at $2.00 per share. In the event the Company issues common stock or common stock equivalents for cash consideration in a subsequent financing at an effective price per share less than the original conversion price, the conversion price will reset.
     The amended terms of the note resulted in terms that were substantially different from the terms of the original note. As a result, the modification was treated as an extinguishment of debt during the year ended December 31, 2008. There was no gain or loss recognized in connection with the extinguishment.
     In December 2009, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock in connection with an equity offering (see Note 10). As a result of the December 2009 equity offering, the Company recorded the estimated fair value of the conversion feature of $1,802 as a debt discount and will amortize such amount to interest expense over the remaining term of the promissory note. Amortization of the debt discount was not significant for the period ended December 31, 2009. The Company recorded the corresponding amount as a derivative liability and any change in fair value of the conversion feature will be recorded through earnings at each reporting date. The change in fair value of the conversion feature was not significant for the period ended December 31, 2009.

     As consideration for extending the terms of the promissory note in December 2008, the Company agreed to issue warrants to Immersive for the purchase of up to 250,000 shares of the Company’s common stock exercisable at $2.00, subject to adjustment. For every three months that the promissory note is outstanding, the Company will issue Immersive a warrant to purchase 50,000 shares of the Company’s common stock. During the year ended December 31, 2009, the Company issued warrants to Immersive to purchase 200,000 shares of the Company’s common stock. The Company recorded a debt discount of $139,778 related to the estimated fair value of the warrants issued, and amortized approximately $99,043 of the discount to interest expense during the year ended December 31, 2009. As a result of the December 2009 equity offering, the exercise price of the warrants was adjusted to $0.50 per share (see Note 9 for a discussion on derivative liabilities).
     At December 31, 2009 and 2008, the related party note payable balance, net of discount, due Immersive was $958,735 and $1,000,000, respectively.
Vision Opportunity Master Fund, Ltd. Bridge Financing
     On December 30, 2009, the Company sold $3,500,000 in debentures and warrants to Vision Opportunity Master Fund, Ltd. (“Vision”) through a private placement pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Company issued to Vision, 10% Secured Convertible Debentures (“Debentures”), with an aggregate principal value of $3,500,000.
     The Debentures accrue interest on the unpaid principal balance at a rate equal to 10% per annum. The maturity date is December 30, 2010. At any time after the 240th calendar day following the issue date, the Debentures are convertible into “units” of Company securities at a conversion price of $1.00 per unit, subject to adjustment. Each “unit” consists of one share of the Company’s Series A Convertible Preferred Stock and a warrant to purchase one share of the common stock. The Company may redeem the Debentures in whole or part at any time after September 30, 2010 for cash in an amount equal to 120% of the principal amount plus accrued and unpaid interest and certain other amounts due in respect of the Debenture. Interest on the Debentures is payable in cash on the maturity date or, if sooner, upon conversion or redemption of the Debentures. In the event of default under the terms of the Debentures, the interest rate increases to 15% per annum.
     The Purchase Agreement provides that during the 18 months following December 30, 2009, if the Company or its wholly owned subsidiary, T3 Motion, Ltd., a company incorporated under the laws of the United Kingdom (the “Subsidiary”), issue common stock, common stock equivalents for cash consideration, indebtedness, or a combination of such securities in a subsequent financing (the “Subsequent Financing”), Vision may participate in such Subsequent Financing in up to an amount equal to Vision’s then percentage ownership of its common stock.
     The Purchase Agreement also provides that from December 30, 2009 to the date that the Debentures are no longer outstanding, if the Company effects a Subsequent Financing, Vision may elect, in its sole discretion, to exchange some or all of the Debentures then held by Vision for any securities issued in a Subsequent Financing on a “$1.00 for $1.00” basis (the “Exchange”); provided, however, that the securities issued in a Subsequent Financing will be irrevocably convertible, exercisable, exchangeable, or resettable (or any other similar feature)

based on the price equal to the lesser of (i) the conversion price, exercise price, exchange price, or reset price (or such similar price) in such Subsequent Financing and (ii) $1.00 per share of common stock. Vision is obligated to elect the Exchange on a $0.90 per $1.00 basis (not a $1.00 for $1.00 basis) if certain conditions regarding the Subsequent Financing and other matters are met.
     Also pursuant to the Purchase Agreement, Vision received Series G Common Stock Purchase Warrants (the “Warrants”). Pursuant to the terms of Warrants, Vision is entitled to purchase up to an aggregate of 3,500,000 shares of our common stock at an exercise price of $0.70 per share, subject to adjustment. The Warrants have a term of five years after the issue date of December 30, 2009.
     The Subsidiary entered into a Subsidiary Guarantee (“Subsidiary Guarantee”) for its benefit to guarantee to Vision the obligations due under the Debentures. The Company and the Subsidiary also entered into a Security Agreement (“Security Agreement”) with Vision, under which it and the Subsidiary granted to Vision a security interest in certain of our and the Subsidiary’s property to secure the prompt payment, performance, and discharge in full of all obligations under the Debentures and the Subsidiary Guarantee.

     On December 30, 2009, the Company also entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Vision and Vision Capital Advantage Fund, L.P. (“VCAF” and, together with Vision, the “Vision Parties”). Pursuant to the Exchange Agreement, the Company issued to the Vision Parties an aggregate of 9,370,698 shares of Preferred Stock. 3,055,000 shares of Preferred Stock were issued in exchange for the delivery and cancellation of 10% Secured Convertible Debentures previously issued by the Company to the Vision Parties in the principal amount of $2,200,000 (issued December 30, 2008) and $600,000 (issued May 28, 2009) plus accrued interest of $255,000 (in conjunction with the issuance of preferred stock, the Company issued Class F warrants to purchase 6,110,000 shares of common stock at $0.70 per share); 2,263,750 shares of Preferred Stock were issued in exchange for the delivery and cancellation of all Series A, B, C, D, E and F warrants (totalling 10,972,769 shares) previously issued by the Company to the Vision Parties valued at $1,155,390, (the Company recorded a gain of $45,835 related to the exchange of the warrants for preferred stock); and 4,051,948 shares of Preferred Stock were issued to satisfy the Company’s obligation to issue equity to the Vision Parties pursuant to a Securities Purchase Agreement dated on March 24, 2008 and amended on May 28, 2009.
     Under the Exchange Agreement, Ki Nam, Chief Executive Officer and Chairman of the Board of Directors of the Company, also agreed to convert a promissory note plus the accrued interest, previously issued to him by the Company into 976,865 shares of Preferred Stock and Series G Common Stock Purchase Warrants to purchase up to 1,953,730 shares of common stock (which warrants have the same terms as the Warrants issued to Vision pursuant to the Purchase Agreement).
     The Company, Mr. Nam and Vision Parties also entered into a Stockholders Agreement, whereby Mr. Nam agreed to vote, in the election of members of the Company’s board of directors, all of his voting shares of the Company in favor of (i) two nominees of Vision Parties so long as their ownership of common stock of the Company is 22% or more or (ii) or one nominee of Vision Parties so long as their ownership of common stock of the Company is 12% or more.
     On May 28, 2009, the Company issued to Vision, 10% Debentures, with an aggregate principal value of $600,000. As noted above, these 10% Debentures were cancelled in connection with the December 30, 2009 financing with Vision. Additionally, Vision received Series E Common Stock Purchase Warrants to purchase up to an aggregate 300,000 shares of the Company’s common stock at an exercise price of $1.20 per share. Such Series E Common Stock Purchase Warrants were exchanged for shares of Preferred Stock in connection with the December 30, 2009 financing with Vision noted above.
     On December 30, 2008, the Company sold $2.2 million in debentures and warrants through a private placement to Vision pursuant to a Securities Purchase Agreement. On December 30, 2009, pursuant to the Exchange Agreement noted above, the Company issued to the Vision Parties, shares of Preferred Stock in exchange for the delivery and cancellation of these debentures and accrued interest.

     The debt discount was allocated between the warrants and the effective BCF, of $1,278,873 and $1,840,809, respectively, for the year ended December 31, 2009, and $607,819 and $607,819, respectively, for 2008. The discount of $2,621,898 and $1,213,402 as of December 31, 2009 and 2008, respectively, related to the warrants and the BCF, is being amortized over the term of the Debentures. The Company amortized $2,571,141 and $2,236 for the years ended December 31, 2009 and 2008, respectively. The remaining unamortized warrant and beneficial conversion feature values are recorded as a discount on the Debentures on the accompanying balance sheet.
Ki Nam Note
     On March 30, 2009, the Company entered into a loan agreement with Ki Nam, its chairman and CEO, whereby, Mr. Nam agreed to advance the Company up to $1,000,000, including $498,528 that had already been advanced by Mr. Nam for operating capital requirements through December 31, 2008. The line of credit was to remain open until the Company raised $10.0 million in equity. The note bore interest at 10% per annum. In the event the Company received (i) $10,000,000 or more in private placement financing or (ii) $15,000,000 or more in equity financing at any time after the date of the loan, the note was to become immediately due and payable.
     In connection with the loan agreement, the Company agreed to issue warrants to Mr. Nam for the purchase of up to 303,030 shares of the Company’s common stock, $0.001 par value per share, at $2.00 per share, subject to adjustment. The total number of warrants to be issued was dependent on the final amount of the loan. During the year ended December 31, 2009, the Company was advanced $414,963, including accrued interest, under the loan agreement. During the year ended December 31, 2009, 274,774 warrants were issued to Mr. Nam pursuant to the terms of the loan agreement The Company recorded a debt discount of $246,228 related to the estimated fair value of warrants, which was to be amortized as interest expense over the term of the loan agreement. The loan was convertible during the pendency of any current open equity financing round at $1.65 per share, subject to adjustment. Upon conversion, Mr. Nam was to receive additional warrants for the purchase of up to 606,060 shares of the Company’s common stock at $2.00 per share.
     In December 2009, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock in connection with an equity offering (see Note 10). As a result of the December 2009 equity offering, the Company recorded the estimated fair value of the conversion feature of $443 as a debt discount, which was to be amortized to interest expense over the remaining term of the loan agreement. The Company recorded the corresponding amount as a derivative liability and any change in fair value of the conversion feature was to be recorded through earnings at each reporting date. The change in fair value of the conversion feature was not significant for the period ended December 31, 2009.
     On December 30, 2009, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Mr. Nam. Under the Exchange Agreement, Mr. Nam agreed to convert the balance of the promissory note, including accrued interest, of $976,865 into 976,865 shares of the Company’s Series A Convertible Preferred Stock and warrants to purchase up to 1,953,730 shares of the Company’s common stock, exercisable at $0.70 per share, subject to adjustment. The ability for Mr. Nam to receive additional warrants for up to 606,060 shares of common stock was cancelled.
     In connection with the Exchange Agreement, the Company agreed to convert Mr. Nam’s outstanding debt balance of $976,865 at $0.50 per share, which was below the adjusted conversion price pursuant to the terms of the loan agreement. Pursuant to the conversion terms of the loan agreement, Mr. Nam would have received only 313,098 shares of stock. As a result, the Company issued Mr. Nam 663,767 additional shares of the Company’s Series A Convertible Preferred Stock in connection with his debt conversion.
     As a result of the Exchange Agreement, the entire debt discount amounting to $246,671 was amortized to interest expense. In addition, as the Company issued shares to Mr. Nam in excess of the number of shares pursuant to the terms of the loan agreement, the Company recorded the fair value of the 663,767 additional shares issued as a loss on debt extinguishment. The amount recorded of $663,767 was included in other expense in the accompanying consolidated statement of operations for the year ended December 31, 2009.
Lock-Up Agreement
     In connection with the Vision financing, Ki Nam, our Chief Executive Officer and Chairman of the Board of Directors of the Company agreed not to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting trust or otherwise), or in any other way encumber or dispose of, directly or indirectly and whether or not voluntarily, without express prior written consent of Vision, any of our common stock equivalents of the Company until August 27, 2010; provided, however, that commencing on August 27, 2010, he may sell up to 1/24th of the shares of common stock of the Company in each calendar month through December 31, 2010.
NOTE 9 — DERIVATIVE LIABILITIES
     Effective January 1, 2009, the Company adopted the accounting standard that provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity’s own stock. The standard applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.

     As a result of the adoption of the accounting standard, 4,562,769 of the Company’s issued and outstanding common stock purchase warrants and embedded conversion features previously treated as equity pursuant to the derivative treatment exemption were no longer afforded equity treatment. These warrants had exercise prices ranging from $1.08 to $2.00 and expire between December 2012 and December 2014. Effective January 1, 2009, the Company reclassified the fair value of these common stock purchase warrants and embedded conversion features, all of which have exercise price reset features and price protection clauses, from equity to liability status as if these warrants and conversion features were treated as derivative liabilities since their date of original issuance ranging from March 2008 through December 2008.
     On January 1, 2009, the Company reclassified from additional paid-in capital, as a cumulative effect adjustment, approximately $4.0 million to a derivative liability to recognize the fair value of such warrants and embedded conversion features, at the original issuance date and reclassified from retained earnings, as a cumulative effect adjustment, approximately $2.0 million to recognize the change in the fair value from original issuance through December 31, 2008, and recorded additional debt discounts of approximately $0.9 million related to the fair value of warrants issued with related party notes outstanding at December 31, 2008.
     During 2009, the Company issued 9,928,504 of additional warrants related to convertible debt (see Note 8). The Company estimated the fair value of the warrants at the dates of issuance and a debt discount and derivative liability of $3,510,751 was recorded and will be amortized over the remaining life of the related debt.
     During 2009, the Company issued 5,953,730 of additional warrants related to preferred stock (see Note 10). The Company estimated the fair value of the warrants of $1,740,578 at the dates of issuance and recorded a discount on the issuance of the equity and a corresponding derivative liability. The discount will be recorded as a deemed dividend with a reduction to retained earnings. The change in fair value of the derivative will be recorded through earnings at each reporting date.
     During 2009, the Company recorded a discount on the issuance of preferred stock and derivative liability of $7,314,273 related to the anti-dilution provision of the preferred stock issued. The discount will be recorded as a deemed dividend with a reduction to retained earnings during the 24-month period that the anti-dilution provision is outstanding. The change in fair value of the derivative will be recorded through earnings at each reporting date.
     During 2009, the amortization of the discounts related to the preferred stock anti-dilution provision and warrants issued was $6,116, which was recorded as a deemed dividend.
     The Company has contingent warrants for up to 50,000 shares of common stock, $0.001 par value per share, at $0.70 per share. The warrants are contingent upon a future event. The Company did not recognize the fair value of the total amount of the contingent warrants at the dates of the note agreements as the actual issuance of these warrants is directly contingent upon repayment status of the note to Immersive (see Note 8). The Company will recognize the fair value of the contingent warrants as a debt discount when the contingency is resolved and the related warrants are issued, if any. The debt discount will be amortized to interest expense over the remaining terms of the note agreement.
     The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. These common stock purchase warrants do not trade in an active securities market, and as such, the Company estimates the fair value of these warrants and embedded conversion features using the Black-Scholes-Merton option pricing model using the following assumptions:

	December 31,	January 1,
	2009	2009
Annual dividend yield	—	—
Expected life (years)	0.25-5	1-5
Risk-free interest rate	0.40%-2.69%	0.57%-1.67%
Expected volatility	84%-159%	104%-159%
     Expected volatility is based primarily on historical volatility of the Company’s peer group. Historical volatility was computed using daily pricing observations for recent periods that correspond to the expected term. The Company believes this method produces an estimate that is representative of its expectations of future volatility over the expected term of these warrants.
     The Company currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on one-year to five-year U.S. Treasury securities.
     During the year ended December 31, 2009, the Company exchanged 10,972,769 warrants to 2,263,750 shares of Preferred Stock pursuant to the Exchange Agreement (see Note 8). As a result of the exchange, the Company exchanged warrants with a fair value of $1,201,225 for shares of preferred stock valued at $1,155,390, resulting in a gain on the exchange of $45,835.
     During 2009, in connection with the conversion of the Vision Parties and Mr. Nam’s note payable (see Note 8), the Company reclassified the fair value of the derivative liability related to the conversion feature, of $208,857, to additional paid in capital.
     During the year ended December 31, 2009, the Company recorded other income of $6,184,151 related to the change in fair value of the warrants and embedded conversion options and is included in other income in the accompanying statement of operations.
     The Company determines the fair value of its financial instruments based on a three-level hierarchy for fair value measurements under which these assets and liabilities must be grouped, based on significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair-value hierarchy:
     Level 1 — Valuations based on unadjusted quoted market prices in active markets for identical securities. Currently the Company does not have any items classified as Level 1.
     Level 2 — Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. Currently the Company does not have any items classified as Level 2.
     Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment. The Company used the Black-Scholes-Merton option pricing model to determine the fair value of the instruments.
     If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement.
     The following table presents the Company’s warrants and embedded conversion options measured at fair value on a recurring basis as of December 31, 2009 and January 1, 2009:

	Level 3	Level 3
	Carrying Value	Carrying Value
	December 31,	January 1,
	2009	2009
Embedded conversion options	$8,853,893	$1,237,435
Warrants	2,970,583	5,615,673

	$11,824,476	$6,853,108

Decrease in fair value	$6,184,151

     The following table provides a reconciliation of the beginning and ending balances for the Company’s liabilities measured at fair value using Level 3 inputs:

Balance at December 31, 2008	$—
Cumulative effect of adoption	6,853,108
Issuance of warrants and conversion option	12,565,601
Conversion of debt	(1,410,082)
Change in fair value	(6,184,151)

Balance at December 31, 2009	$11,824,476

NOTE 10 — EQUITY
Series A Convertible Preferred Stock
     On August 25, 2009, the Company’s Board of Directors authorized 20,000,000 shares of preferred stock. On November 11, 2009, the Company filed a Certificate of Designation of its Series A Convertible Preferred Stock (“Series A Preferred”). Except as otherwise provided in the Series A Certificate or by law, each holder of shares of Series A Preferred shall have no voting rights. As long as any shares of Series A Preferred are outstanding, however, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred, (a) alter or change adversely the powers, preferences, or rights given to the Series A Preferred or alter or amend the Series A Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Preferred, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred, (d) increase the number of authorized shares of Series A Preferred, or (e) enter into any agreement with respect to any of the foregoing.
     Each share of Series A Preferred is convertible at any time and from time to time after the issue date at the holder’s option into two shares of the Company’s common stock (subject to beneficial ownership limitations determined by dividing the Stated Value of such share of Series A Preferred by the Conversion Price (each as defined below).
     Holders of our Series A Preferred are restricted from converting their shares of Series A Preferred to Common Stock if the number of shares of Common Stock to be issued pursuant to such conversion would cause the number of shares of Common Stock beneficially owned by such holder, together with its affiliates, at such time to exceed 4.99% of the then issued and outstanding shares of Common Stock; provided, however, that such holder may waive this limitation upon 61 days’ notice to the Company. The Company has not received any such notice. There are no redemption rights.
     The Conversion Price shall be proportionately reduced for a stock dividend, stock split, subdivision, combination or similar arrangements. The Conversion Price will also be reduced for any sale of common stock (or options, warrants or convertible debt or other derivative securities) at a purchase price per share less than the Conversion Price, subject to certain excepted issuances. The Conversion Price will be reduced to such purchase price if such issuance occurs within the first 12 months of the original issuance date. The Conversion Price will be reduced to a price derived using a weighted-average formula if the issuance occurs after the first 12 months but before the 24 month anniversary of the original issuance date.

     If, at any time while the Series A Preferred is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Series A Preferred, the holders shall have the right to receive, for each Conversion Share (as defined in Section 1 of the Series A Certificate) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock.

     In September 2009, the Company offered up to 15,000,000 shares of preferred stock, at a purchase price of $1.00 per share, or up to an aggregate purchase price of $15,000,000, on a “best efforts” basis to selected qualified investors (the “Offering”). The minimum offering was $6,000,000. The proceeds of this Offering will be delivered to the Company at multiple closings. As of December 31, 2009, the Company raised approximately $1,978,942 (net of issuance costs) and issued 2,000,000 shares of preferred stock. In connection with the financing, the Company granted warrants to purchase 4,000,000 shares of common stock, exercisable at $0.90 per share. The warrants are exercisable for five years. The Company used the proceeds for working capital requirements.
     On December 30, 2009, the Company entered into a Exchange Agreement with Mr. Nam. Under the Exchange Agreement, Mr. Nam agreed to convert a promissory note plus the accrued interest, previously issued to him by the Company into 976,865 shares of Preferred Stock and warrants to purchase up to 1,953,730 shares of common stock (See Note 8).
     On December 30, 2009, the Company entered into a Exchange Agreement with Vision. Pursuant to the Exchange Agreement, the Company issued to the Vision Parties an aggregate of 9,370,698 shares of Preferred Stock (See Note 8).
Common Stock
     On November 6, 2009, the Company issued 100,000 shares of its Common Stock in for investor relations services and recorded expense of $50,000.
     Pursuant to the consulting agreement dated September 17, 2008, the Company authorized to issue up to 160,000 shares at $2.00 per share, to Investor Relations Group (“IRG”) for investor relationship services to be rendered from September 17, 2008 through September 17, 2009. The shares vest 1/12th each month. The consulting agreement can be cancelled with a 30 day cancellation notice by either party. On June 6, 2009, the Company terminated the agreement with IRG. As of December 31, 2009 and 2008, 40,000 shares and 40,000 shares, respectively, of common stock were issued under the consulting agreement and the fair value of the shares issued and earned of $80,000 and $80,000 was recorded and expensed for 2009 and 2008, respectively.
     On February 20, 2009, the Company entered into a settlement agreement with Mr. Albert Lin, CEO of Sooner Capital, principal of Maddog and a Director of Immersive Media Corp., whereby Mr. Lin released the Company from its obligations to issue certain securities upon the occurrence of certain events, under the agreement dated December 30, 2007, in exchange for the Company issuing 931,034 shares of common stock at $1.65 per share totaling $1,536,206 for investor relations services performed. The Company recorded the value of the shares in related party payables at December 31, 2008. The Company issued the shares on February 20, 2009.
     Pursuant to a registration statement filed with the SEC that was declared effective on August 12, 2008, the Company sold 125,000 shares of its common stock at $2.00 per share for net proceeds of $237,500. The offering to the public was a self-filing on a “best efforts” basis. On October 31, 2008, the Company filed a Post-Effective Amendment No. 1 to the Registration Statement to deregister the 4,875,000 shares of common stock of the Company remaining unsold under the Registration Statement issuable directly by the Company, and to terminate the offering under the Registration Statement effective as of October 31, 2008 with respect to such shares.
     The Company offered up to 6,060,606 shares of common stock, at a purchase price of $1.65 per share, or up to an aggregate purchase price of $10,000,000, on a “best efforts” basis to selected qualified investors (the “Offering”). There was no minimum offering. This Offering closed on May 12, 2008, and the Company raised approximately $6,659,000 and issued 4,295,743 shares of common stock, including the $6,000,000 invested by Vision on March 28, 2008 (see below). The Company incurred $227,742 of issuance costs and issued 120,000 warrants at an exercise price of $1.54 per common share for services rendered. The proceeds of this Offering were delivered to the Company at multiple closings. The Company used the proceeds for working capital requirements, repayment of debt and purchased a data license.

     On March 28, 2008, the Company entered into an agreement with Vision to sell 3,896,104 shares of the Company’s common stock for $6,000,000. The proceeds from the sale were used for working capital requirements, purchase of a data license and to pay down debt. The terms of the agreement stipulate that the Company shall use its best efforts to qualify the common stock for quotation on a trading market as soon as practicable, but in no event later than the later of (a) May 30, 2009, or (b) the 90th day after the effectiveness of the registration statement on Form S-1 registering some or all of the common stock. The shares and warrants have purchase price protection granting Vision the right to receive additional shares calculated on a weighted-average basis for any subsequent financing. In addition, Vision was granted three classes of stock purchase warrants as follows: Series A Stock Purchase Warrants, which granted Vision the right to purchase 1,298,701 shares of common stock at $1.08 per share; Series B Stock Purchase Warrant, which granted Vision the right to purchase 1,298,701 shares of common stock at $1.77 per share; and Series C Stock Purchase Warrant, which granted Vision the right to purchase 1,298,701 shares of common stock at $2.00 per share. All three classes of warrants expire after five years. All Vision warrants were exchanged for preferred stock on December 30, 2009 (see Note 8).
     On December 31, 2007, the Company raised $5.0 million through an equity and debt financing transaction with Immersive. The Company issued and sold 1,851,852 shares of common stock at $1.62 per share to Immersive for a total purchase price of $3,000,000. The Company also issued a 12% secured promissory note in the amount of $2,000,000 due December 31, 2008 (see Note 8). In connection with the promissory note, the Company granted warrants to purchase 697,639 shares of common stock, exercisable at $1.081 per share. The warrants are exercisable for five years. Upon the completion of the $3,000,000 equity financing, the Company agreed to pay a third-party consulting firm $210,000 as a finder’s fee.
     In addition, during 2007, the Company sold 1,059,770 shares of common stock for $598,000.
NOTE 11 — STOCK OPTIONS AND WARRANTS
Common Stock Options
     On August 15, 2007 the Company adopted the Equity Incentive Plan (the “Plan”), under which direct stock awards or options to acquire shares of the Company’s common stock may be granted to employees and nonemployees of the Company. The Plan is administered by the Board of Directors. The Plan permits the issuance of up to 7,450,000 shares of the Company’s common stock. Options granted under the Plan vest 25% per year over four years and expire 10 years from the date of grant.
     The following table sets forth the share-based compensation expense:

	Year Ended December 31,
	2009	2008	2007
Stock compensation expense — cost of revenue	$124,373	124,850	$225,839
Stock compensation expense — sales and marketing	347,556	301,371	419,400
Stock compensation expense — research and development	202,507	140,735	150,737
Stock compensation expense — general and administrative	1,009,048	799,534	1,131,902

Total stock compensation expense	$1,683,484	$1,366,490	$1,927,878

     A summary of common stock option activity under the Plan for the year ended December 31, 2009 is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Life	Value
Options outstanding — January 1, 2009	6,468,167	0.76
Options granted	160,000	1.40
Options exercised	—	—
Options forfeited	(594,979)	0.82
Options cancelled	—	—

Total options outstanding — December 31, 2009	6,033,188	$0.77	8.10	$—

Options exercisable — December 31, 2009	4,543,442	$0.68	7.99	$—

Options vested and expected to vest — December 31, 2009	5,995,877	$0.77	8.10	$—

Options available for grant under the Plan at December 31, 2009	1,416,812

Weighted average fair value of options granted	$1.23

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted
		Remaining	Average
Exercise		Contractual	Exercise		Weighted Average
Prices	Number of Shares	Life	Price	Number of Shares	Exercise Price
	(In years)
$0.60	4,004,188	8.0	$0.60	3,352,360	$0.60
$0.77	1,000,000	7.9	$0.77	937,500	$0.77
$1.40	954,000	8.9	$1.40	229,624	$1.40
$1.70	75,000	8.7	$1.70	23,958	$1.70

	6,033,188	8.1	$0.77	4,543,442	$0.68

Summary of Assumptions and Activity
     The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model for service and performance based awards, and a binomial model for market based awards. The Company has only granted service based awards. In estimating fair value, expected volatilities used by the Company were based on the historical volatility of the underlying common stock of its peer group, and other factors such as implied volatility of traded options of a comparable peer group. The expected life assumptions for all periods were derived from a review of annual historical employee exercise behavior of option grants with similar vesting periods of a comparable peer group. The risk-free rate used to calculate the fair value is based on the expected term of the option. In all cases, the risk-free rate is based on the U.S. Treasury yield bond curve in effect at the time of grant.
     The assumptions used to calculate the fair value of options and warrants granted are evaluated and revised, as necessary, to reflect market conditions and experience. The following table presents details of the assumptions used to calculate the weighted-average grant date fair value of common stock options and warrants granted by the Company, along with certain other pertinent information:

	Years Ended December 31,
	2009	2008
Expected term (in years)	5.5	6.1
Expected volatility	94% — 100%	93% — 100%
Risk-free interest rate	2.0%	2.2% — 3.4%
Expected dividends	—	—
Forfeiture rate	2.80%	2.80%
Weighted-average grant date fair value per share	$1.03	$1.33
     Upon the exercise of common stock options, the Company issues new shares from its authorized shares.

     At December 31, 2009, the amount of unearned stock-based compensation currently estimated to be expensed from fiscal 2010 through 2012 related to unvested common stock options is approximately $1.5 million. The weighted-average period over which the unearned stock-based compensation is expected to be recognized is approximately 1.7 years. If there are any modifications or cancellations of the underlying unvested common stock options, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional common stock options or other equity awards.
Warrants
     From time to time, the Company issues warrants to purchase shares of the Company’s common stock to investors, note holders and to non-employees for services rendered or to be rendered in the future (See Notes 8 and 13). Such warrants are issued outside of the Plan. A summary of the warrant activity for the year ended December 31, 2009 is presented below:

		Weighted-	Weighted-Average
		Exercise	Contractual	Aggregate Intrinsic
	Number of Shares	Price	Life	Value
	(In years)
Warrants outstanding — January 1, 2009	5,380,408	1.48
Warrants granted (See Notes 8 and 10)	16,338,504	0.80
Warrants exercised	—	—
Warrants cancelled (See Note 8)	(10,972,769)	0.88

Warrants outstanding and exercisable-December 31, 2009	10,746,143	$0.87	4.89	$—

NOTE 12 — COMMITMENTS AND CONTINGENCIES
Operating Leases
     The Company leases two facilities in Costa Mesa, California under non-cancelable operating lease agreements that expire in 2010 and 2012, respectively. These leases require monthly lease payments of approximately $9,000 and $27,000 per month, respectively.
     Lease expense for the facilities was approximately $448,000, $447,000 and $407,000 for the years ended December 31, 2009, 2008 and 2007.

     Future minimum annual payments under these non-cancelable operating leases as of December 31, 2009 are as follows:

Years
Ending
December 31,	Total
2010	$399,000
2011	305,000
2012	209,000

$913,000

Indemnities and Guarantees
     During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company’s officers under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of these indemnities and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company would be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liability has been recorded for these indemnities and guarantees in the accompanying consolidated balance sheets.
Warranties
     The Company’s warranty policy generally provides coverage for components of the vehicle, power modules, and charger system that the Company produces. Typically, the coverage period is the shorter of one calendar year or 2,500 miles, from the date of sale. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using estimated information on the nature, frequency, and average cost of claims. Revision to the reserves for estimated product warranties is made when necessary, based on changes in these factors. Management actively studies trends of claims and takes action to improve vehicle quality and minimize claims.
     The T3 Series vehicle is a front wheel drive all electric vehicle and as such the front fork assembly is the main vehicle drive system. In late 2007, the Company made significant improvements to this drive system by implementing into production a new belt drive system. The system offers greater efficiency and minimizes the need for routine maintenance while improving the overall quality of the vehicle. The belt drive system is standard on new 2008 models and is reverse compatible with all older year models. The Company has agreed to retro-fit existing vehicles that are in service with the new system.
     On June 25, 2008, the Company elected to upgrade or replace approximately 500 external chargers (revision D or older) that were produced due to a chance that the chargers could fail over time. A failed charger could result in degrading the life of the batteries or cause the batteries to be permanently inoperable, or in extreme conditions result in thermal runaway of the batteries. The charges were placed in service between January 2007 and April 2008. The Company is notifying customers informing them of the need for an upgrade and will begin sending out new and/or upgraded chargers (revision E) in July 2008 to replace all existing revision D or older chargers that are in the field. After all the upgrades are complete, any remaining returned chargers will be upgraded to revision E and resold as refurbished units. The Company did not include any potential revenue from re-sales in the estimate. The total costs of upgrading or replacing these chargers are estimated to be approximately $78,000. The Company anticipates that all of the chargers will be upgraded or replaced by December 2010.
     The following table presents the changes in the product warranty accrual included in accrued expenses in the accompanying consolidated balance sheets as of and for the years ended December 31:

	2009	2008
Beginning balance, January 1,	$362,469	$296,000
Charged to cost of revenues	129,183	417,857
Usage	(255,754)	(351,388)

Ending balance, December 31	$235,898	$362,469

Legal Contingency
     Preproduction Plastics, Inc. v. T3 Motion., Inc. Ki Nam and Jason Kim (Orange County Superior Court Case No. 30.2009-00125358): On June 30, 2009, Preproduction Plastics, Inc. (“Plaintiff”) filed suit in Orange County Superior Court, alleging causes of actions against T3 Motion, Inc., Ki Nam, the Company’s CEO, and Jason Kim, the Company’s former COO, (“Defendants”) for breach of contract, conspiracy, fraud and common counts, arising out of a purchase order allegedly executed between Plaintiff and T3 Motion, Inc. On August 24, 2009, Defendants filed a Demurrer to the Complaint. Prior to the hearing on the Demurrer, Plaintiff filed a First Amended Complaint against Defendants for breach of contract, fraud and common counts, seeking compensatory damages of $470,598, attorney’s fees, punitive damages, interest and costs. Defendants have disputed Plaintiff’s claims and intend to vigorously defend against them. Indeed, on October 27, 2009, Defendants filed a Demurrer, challenging various causes of action in the First Amended Complaint. The Court overruled the Demurrer on December 4, 2009. On December 21, 2009, Defendants filed an answer to the First Amended Complaint. The trial in this matter is set for July 30, 2010.

     In the ordinary course of business, the Company may face various claims brought by third parties in addition to the claim described above and may from time to time, make claims or take legal actions to assert the Company’s rights, including intellectual property rights as well as claims relating to employment and the safety or efficacy of the Company’s products. Any of these claims could subject us to costly litigation and, while the Company generally believes that it has adequate insurance to cover many different types of liabilities, the insurance carriers may deny coverage or the policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of such awards could have a material adverse effect on the consolidated operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. Management believes the outcome of currently pending claims and lawsuits will not likely have a material effect on the consolidated operations or financial position.
NOTE 13 — RELATED PARTY TRANSACTIONS
     The following reflects the activity of the related party transactions as of the respective periods.
Accounts Receivable
     The Company advanced $28,902 to Graphion Technology USA LLC (“Graphion”) to be used for their operating requirements. Graphion was established by the Company’s Chief Executive Officer and is under common ownership. The advance is non-interest bearing and due upon demand.
     As of December 31, 2009 and 2008, there was an outstanding employee receivable of $6,756 and $4,346, respectively which included $5,486 due from Mr. Nam related to rent at the facility as of December 31, 2009.
Prepaid Expenses
     As of December 31, 2009 and 2008, there was $0 and $120,000, respectively, of prepaid inventory from Graphion.
Related Party Payables
     The Company purchases batteries and research and development parts from Graphion. During the years ended December 31, 2009, 2008 and 2007, the Company purchased $622,589, $635,749, and $0, respectively of parts and had an outstanding accounts payable balance of $104,931 and $120,749 at December 31, 2009 and 2008, respectively.
     As of December 31, 2009 and 2008, we had related party payable balances of $0 and $2,034,734, respectively. The 2008 related party payable balance was comprised of $1,536,206 due Albert Lin, CEO of Sooner Capital, principal of Maddog and a Director of Immersive in addition to $498,528 in advances from Mr. Nam for the Company’s operating capital requirements (see Notes 8 and 10).

Intangible Asset — see Note 5
Notes Payable — see Note 8
NOTE 14 — SUBSEQUENT EVENTS
     Subsequent events have been evaluated through the date that the consolidated financial statements were issued. There are no reportable subsequent events, except as disclosed below.
     On January 25, 2010, the Company engaged PR Financial Marketing LLC, (“PRF”) for investor relations consulting for a period of 36 months. The agreement can be cancelled with a 30 day notice.
     On March 22, 2010, one of the Company’s preferred shareholders exercised their option to convert their shares into 4,000,000 shares of common stock.
     On March 31, 2010, the Company extended the Immersive note payable for one month to April 30, 2010 and agreed to reprice their outstanding warrants totalling 947,639 exercise price to $0.70 per share.
     As of March 31, 2010, under the terms of the Offering, the Company raised $905,000 through an equity financing transaction. The Company issued and sold 905,000 shares of preferred stock. In connection with the financing, the Company granted warrants to purchase 1,810,000 shares of common stock, exercisable at $0.70 per share. The warrants are exercisable for five years.

T3 MOTION, INC.
XXXX Units
COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK

PROSPECTUS

, 2010

PART II
Item 13. Other Expenses of Issuance and Distribution.
     The following is an itemized statement of all expenses, all of which we will pay, in connection with the registration of the common stock offered hereby:

	Amount
SEC registration fee	$1,802.73	*
Printing fees	10,000.00	*
Legal fees	40,000.00	*
Accounting fees and expenses	40,000.00	*
Miscellaneous	20,000.00	*

Total	$111,802.73	*

*	Estimates
Item 14. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.
     The registrant’s article of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.
     In addition, the registrant’s bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Delaware General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws). The registrant maintains director and officer liability insurance.
     These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.
Item 15. Recent Sales of Unregistered Securities.
None

Item 16. Exhibits.

2.1	Form of Underwriting Agreement***

3.1	Amended and Restated Certificate of Incorporation, as currently in effect*

3.2	Bylaws of the registrant, as currently in effect*

5.1	Opinion of LKP Global Law, LLP***

10.1	2007 Stock Option/Stock Issuance Plan*

10.2	Standard Industrial/Commercial Multi-Tenant Lease between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.3	Rent Adjustment, Standard Lease Addendum between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.4	Option to Extend, Standard Lease Addendum between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.5	Addendum to the Air Standard Industrial/Commercial Multi-Tenant Lease between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.6	Standard Sublease Agreement between Delta Motors, LLC and T3 Motion, Inc. for 2975 Airway Avenue, Costa Mesa, CA 92626, dated November 1, 2006*

10.7	Form of Distribution Agreement*

10.8	Director Agreement between David L. Snowden and T3 Motion, Inc., dated February 28, 2007*

10.9	Director Agreement between Steven J. Healy and T3 Motion, Inc., dated July 1, 2007*

10.10	Director Indemnification Agreement between Steven J. Healy and T3 Motion, Inc., dated July 1, 2007*

10.11	Securities Purchase Agreement between T3 Motion, Inc. and Immersive Media Corp., dated December 31, 2007*

10.12	Promissory Note issued to Immersive Media Corp., dated December 31, 2007*

10.13	Common Stock Purchase Warrant issued to Immersive Media Corp., dated December 31, 2007*

10.14	Investor Rights Agreement between T3 Motion, Inc. and Immersive Media Corp., dated December 31, 2007*

10.15	Securities Purchase Agreement between T3 Motion, Inc. and certain Purchasers, dated March 28, 2008*

10.16	Registration Rights Agreement between T3 Motion, Inc. and certain Purchasers, dated March 28, 2008*

10.17	Series A Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.18	Series B Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.19	Series C Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.20	Geoimmersive Image Data & Software Licensing Agreement dated July 9, 2008+

10.21	Amendment to Promissory Note dated as of December 19, 2008(1)

10.22	Securities Purchase Agreement, dated December 30, 2008(2)

10.23	Form of 10% Secured Convertible Debenture(2)

10.24	Form of Series D Common Stock Purchase Warrant(2)

10.25	Subsidiary Guarantee, dated December 30, 2008(2)

10.26	Security Agreement, dated December 30, 2008(2)

10.27	Form of Lock-up Agreement, dated December 30, 2008(2)

10.28	Director Offer Letter to Mary S. Schott from Registrant, dated January 16, 2009(3)

10.29	Distribution Agreement, dated November 24, 2008 by and between the Registrant and CT&T(5)

10.30	Settlement Agreement dated as of February 20, 2009 by and between the Registrant on the one hand, and Sooner Cap, Albert Lin and Maddog Executive Services on the other.(5)

10.31	Distribution Agreement dated as of March 20, 2009 by and between the Registrant and Spear International, Ltd.(4)

10.32	Amendment to GeoImmersive Image Data and Software License Agreement by and between the Registrant and Immersive Media dated as of March 16, 2009.(5)

10.33	Securities Purchase Agreement dated as of March 31, 2009 by and between the Registrant and Ki Nam.(5)

10.34	Form of Convertible Promissory Note granted to Ki Nam.(5)

10.35	Form of Warrant granted to Ki Nam.(5)

10.36	Amendment to Debenture, Warrant and Securities Purchase Agreement.(5)

21.1	List of Subsidiaries*

23.1	Consent of KMJ Corbin & Company, LLP**

23.2	Consent of LLP (See Exhibit 5.1)

24.1	Power of Attorney (see signature page of this registration statement)

*	Filed with the Company’s Registration Statement on Form S-1 filed on May 13, 2008.

+	Filed with the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on July 14, 2008.

**	Filed herewith

***	To be filed by amendment

(1)	Filed with the Company’s Current Report on Form 8-K filed on December 31, 2008.

(2)	Filed with the Company’s Current Report on Form 8-K filed on January 12, 2009.

(3)	Filed with the Company’s Current Report on Form 8-K filed on January 20, 2009.

(4)	Filed with the Company’s Current Report on Form 8-K filed on March 26, 2009

(5)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
     i. Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing,, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     iii. Include any additional or changed material information on the plan of distribution.
     2. For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.
     4. For determining liability of the Company under the Securities Act to any purchaser in the initial distribution of the securities, the Company undertakes that in a primary offering of securities of the Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     i. Any preliminary prospectus or prospectus of the Company relating to the offering required to be filed pursuant to Rule 424;
     ii. Any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by the Company;
     iii. The portion of any other free writing prospectus relating to the offering containing material information about the Company or its securities provided by or on behalf of the Company; and
     iv. Any other communication that is an offer in the offering made by the Company to the purchaser.
     5. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-1 and authorized this Form S-1 to be signed on its behalf by the undersigned, in the City of Costa Mesa, State of California on December 15, 2010.

T3 MOTION, INC.
By:	/s/ Ki Nam
Ki Nam
Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Ki Nam and Kelly Anderson, and each of them, as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any and all registration statements related to the offering covered by this Registration Statement and filed under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by his or her attorney to any and all amendments to said registration statement.
     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Name	Title	Date

/s/ Ki Nam Ki Nam	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 15, 2010

/s/ Kelly Anderson Kelly Anderson	Chief Financial Officer (Principal Accounting Officer)	December 15, 2010

/s/ David Snowden David Snowden	Director	December 15, 2010

/s/ Steven Healy Steven Healy	Director	December 15, 2010

/s/ Mary S. Schott Mary S. Schott	Director	December 15, 2010

/s/ Robert Thomson Robert Thomson	Director	December 15, 2010

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation, as currently in effect*

3.2	Bylaws of the registrant, as currently in effect*

5.1	Opinion of LKP Global Law, LLP***

10.1	2007 Stock Option/Stock Issuance Plan*

10.2	Standard Industrial/Commercial Multi-Tenant Lease between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.3	Rent Adjustment, Standard Lease Addendum between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.4	Option to Extend, Standard Lease Addendum between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.5	Addendum to the Air Standard Industrial/Commercial Multi-Tenant Lease between Land Associates Trust, E.C. Alsenz, Trustee and T3 Motion, Inc., for 2990 Airway Avenue, Costa Mesa, CA 92626, dated February 14, 2007*

10.6	Standard Sublease Agreement between Delta Motors, LLC and T3 Motion, Inc. for 2975 Airway Avenue, Costa Mesa, CA 92626, dated November 1, 2006*

10.7	Form of Distribution Agreement*

10.8	Director Agreement between David L. Snowden and T3 Motion, Inc., dated February 28, 2007*

10.9	Director Agreement between Steven J. Healy and T3 Motion, Inc., dated July 1, 2007*

10.10	Director Indemnification Agreement between Steven J. Healy and T3 Motion, Inc., dated July 1, 2007*

10.11	Securities Purchase Agreement between T3 Motion, Inc. and Immersive Media Corp., dated December 31, 2007*

10.12	Promissory Note issued to Immersive Media Corp., dated December 31, 2007*

10.13	Common Stock Purchase Warrant issued to Immersive Media Corp., dated December 31, 2007*

10.14	Investor Rights Agreement between T3 Motion, Inc. and Immersive Media Corp., dated December 31, 2007*

10.15	Securities Purchase Agreement between T3 Motion, Inc. and certain Purchasers, dated March 28, 2008*

10.16	Registration Rights Agreement between T3 Motion, Inc. and certain Purchasers, dated March 28, 2008*

10.17	Series A Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.18	Series B Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.19	Series C Common Stock Purchase Warrant issued to Vision Opportunity Master Fund Ltd., dated March 28, 2008*

10.20	Geoimmersive Image Data & Software Licensing Agreement dated July 9, 2008+

10.21	Amendment to Promissory Note dated as of December 19, 2008(1)

10.22	Securities Purchase Agreement, dated December 30, 2008(2)

10.23	Form of 10% Secured Convertible Debenture(2)

10.24	Form of Series D Common Stock Purchase Warrant(2)

10.25	Subsidiary Guarantee, dated December 30, 2008(2)

10.26	Security Agreement, dated December 30, 2008(2)

10.27	Form of Lock-up Agreement, dated December 30, 2008(2)

10.28	Director Offer Letter to Mary S. Schott from Registrant, dated January 16, 2009(3)

10.29	Distribution Agreement, dated November 24, 2008 by and between the Registrant and CT&T(5)

10.30	Settlement Agreement dated as of February 20, 2009 by and between the Registrant on the one hand, and Sooner Cap, Albert Lin and Maddog Executive Services on the other.(5)

10.31	Distribution Agreement dated as of March 20, 2009 by and between the Registrant and Spear International, Ltd.(4)

10.32	Amendment to GeoImmersive Image Data and Software License Agreement by and between the Registrant and Immersive Media dated as of March 16, 2009.(5)

10.33	Securities Purchase Agreement dated as of March 31, 2009 by and between the Registrant and Ki Nam.(5)

10.34	Form of Convertible Promissory Note granted to Ki Nam.(5)

10.35	Form of Warrant granted to Ki Nam.(5)

10.36	Amendment to Debenture, Warrant and Securities Purchase Agreement.(5)

21.1	List of Subsidiaries*

23.1	Consent of KMJ Corbin & Company, LLP**

23.2	Consent of LKP Global Law, LLP (See Exhibit 5.1)

24.1	Power of Attorney (see signature page of this registration statement)

*	Filed with the Company’s Registration Statement on Form S-1 filed on May 13, 2008.

+	Filed with the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on July 14, 2008.

**	Filed herewith

***	To be filed by amendment

(1)	Filed with the Company’s Current Report on Form 8-K filed on December 31, 2008.

(2)	Filed with the Company’s Current Report on Form 8-K filed on January 12, 2009.

(3)	Filed with the Company’s Current Report on Form 8-K filed on January 20, 2009.

(4)	Filed with the Company’s Current Report on Form 8-K filed on March 26, 2009

(5)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008